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REGISTRANT'S NAME Bacardi Ltd

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JUN 26 2008 E
THOMSON REUTERS

FILE NO. 82- 04992

FISCAL YEAR 3-31-08

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DAT: 6/25/08

BACARDI LIMITED ANNUAL REPORT 2008

The design for the cover of this Annual Report comes from a carpet mural from Bacardi U.S.A., Inc. This mural was designed by Alberto Fernandez-Pla in 1963 and was manufactured by the famed carpet manufacturer V'Soske.





DANIEL BACARDI ROSELL
5TH *MAXIMO MAESTRO DEL RON*

MAESTROS OF CONSISTENCY

The first international group the Company established had a global focus: a dedication to consistency and quality. The group was created by the 5th *Maximo Maestro del Ron*, Daniel Bacardí Rosell, at Bacardi & Company Limited in the Bahamas. Today, members of this group hold various titles but are always addressed as Master, *Maître* or *Maestro*. These highly valued employees are truly experts in their fields and *Maestros* of the ingredients and liquids they craft into our premium and super-premium spirits.

Throughout history, a *Maestro* has been recognized as a person of supreme achievement in his or her chosen field. At Bacardi, a *Maestro*, Master or *Maître* is one who crucially decides the composition of blended spirits. The *Maestro's* main objective is to maintain consistency of the product over time. Before the title can be bestowed, candidates must prove their loyalty and dedication, and gain the respect and trust of colleagues by working as apprentices at every stage of the production process.

The Company also relies on the expertise of Master Oenologists, Master Distillers and Master Botanists. A Master Oenologist is an expert in the science and study of all aspects of wine and winemaking from the grape harvest to bottle. The Master Distiller is an expert in the science of distillation. A Master Botanist is an expert in the world of plants, algae and fungi.

Countless people are involved in the production and quality assurance of our premium and super-premium brands, but this Annual Report is dedicated to our *Maestros*, Masters, and *Maîtres*, past and present, who are part of an unbroken line of expertise, skill and commitment to Bacardi Limited brands and their unique culture.

Fiscal 2008 was another year of record results for Bacardi Limited. We continued with our strategy and our planned investments designed to grow our Global Brands portfolio and infrastructure, while at the same time achieving a historic milestone by exceeding $1 billion of Earnings from Operations for the first time in the Company's history.

Andreas Gembler
President and Chief Executive Officer

Facundo L. Bacardi
Chairman of the Board



REPORT OF THE CHAIRMAN OF THE BOARD AND THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Shareholder,

Fiscal 2008 was another year of record results for Bacardi Limited. We continued with our strategy and our planned investments designed to grow our Global Brands portfolio and infrastructure, while at the same time achieving a historic milestone by exceeding $1 billion of Earnings from Operations for the first time in the Company's history. We remain committed to the long-term building of our Global Brands by investing resources in marketing initiatives that enable the Company to pursue price increases consistent with our premium brand strategy. In addition to allocating significant resources towards the future of our brands, the Company has undertaken important organizational and operational initiatives that will better help us to meet the challenges of our ever changing industry and exploit any of the opportunities that could arise as a result of these changes. Our Company remains well positioned to create long-term sustainable growth and value for our shareholders by leveraging the power of our premium and super-premium portfolio of Global Brands, the strength of our infrastructure, and the talent and passion of our dedicated people around the world.


DIVIDENDS PER SHARE
CAGR 12%
$11.92
$13.44
$15.00
2007
2008
2009

We are pleased to report that Bacardi Limited has once again achieved record Sales and Net Income. Sales less excise taxes ("sales") increased by 14% (8% excluding foreign exchange), attaining a record $4.5 billion compared to $4.0 billion in the prior year. Gross margin for Fiscal 2008 was 53% compared to 53.6% for Fiscal 2007 reflecting the continuing negative impact of rapidly rising raw materials and energy related costs. Advertising and promotion investment behind our Global Brands has increased by 13%. The results also reflect the investment necessary to strengthen our operating infrastructure. We are continuing to invest behind a global information technology platform which is necessary to better prepare our Company for the future and remain competitive. In addition, this global initiative will lead to efficiencies

SUMMARY OF FINANCIAL PERFORMANCE
(Expressed in Thousands of U.S. Dollars)

	Fiscal Year 2008	Fiscal Year 2007	Fiscal Year 2006
Sales less excise taxes	4,530,162	3,988,655	3,605,484
Gross Profit	2,938,731	2,661,659	2,373,418
Selling, General and Administrative Expenses	1,867,663	1,712,280	1,500,356
Earnings from Operations	1,071,068	949,379	873,062
Other Expenses	276,367	218,881	214,732
Net Income	794,701	730,498	658,330
Cash Flows from Operations*	662,007	710,836	741,157

**see Management Discussion & Analysis for commentary*

SALES VOLUME OF GLOBAL SPIRITS BRANDS BY YEAR
(Thousands of 9 litre cases)


Fiscal 2008
31,049
Fiscal 2007
30,249
Fiscal 2006
29,252

and cost savings in the future. Strengthening of foreign currencies against the U.S. dollar during current fiscal year has resulted in a favorable foreign exchange impact of $43 million on Net Income. We are pleased to report record Earnings from Operations surpassing $1.0 billion for the first time and record Net Income of $795 million, representing increases over the prior fiscal year of 13% and 9%, respectively. In recognition of this performance, the Board of Directors has increased the annual dividend rate from $13.44 to $15.00 per share - an increase of 11.6%.

We continue to focus our efforts on BACARDI rum which remains our largest Global Brand. This was a pivotal year for our strategy to revitalize BACARDI rum. Our rallying initiative named "Project Belief" has generated much excitement and is based on the rejuvenation of pride in the great history, product intrinsics, and cocktail legacy of our Company's root brand – BACARDI rum. This inspiring educational initiative, launched internally and to the trade, will enhance our brand image and encourage advocacy with our customers. For Fiscal 2008, sales of BACARDI rum increased by 3% reflecting our ability to raise prices in line with the brand strategy which more than offset the one-time negative impact of our decision to reduce trade inventory levels and adjust trade terms in Mexico. Excluding the negative impact of Mexico, sales of BACARDI rum increased by 6%.

Stellar growth of GREY GOOSE vodka continues, approaching the 4 million case mark globally, with sales increasing by 23% over the prior year. The growth is attributed to our speed to market, an uncompromised super-premium pricing position, and the high quality on-premise activities at all levels. While the United States remains the brand's core market, we are moving quickly to establish GREY GOOSE vodka within the Asia Pacific and European regions with the ultimate goal of maintaining and enhancing its position as the leading super-premium vodka in the world.

DEWAR'S Scotch whisky has shown healthy sales growth of 6%, much of this driven by price increases in key markets and volume growth in the Dominican Republic, Russia and China. DEWAR'S 12 Year Old has achieved encouraging results, although from a small base, with its expansion into the Asia Pacific region, especially China.

BOMBAY gin ended the year on a high note after once again being recognized as the fastest growing premium gin brand. Sales increased by 11% over the prior year reflecting positive pricing in all key markets and continued volume growth in the United States.

CAZADORES tequila experienced sales growth of 8% due to the distribution expansion in the United States through sampling and other marketing initiatives to build brand awareness.

ERISTOFF vodka sales grew by 16% as we focused on elevating the brand's image through price increases, new packaging and the launch of the second wave of the successful 'Land of the Wolf' advertising campaign.

MARTINI vermouth showed overall sales growth of 6% driven largely by its continued strong performance in Russia. The launch of the stylish new MARTINI bottle and development of the new MARTINI advertising campaign, featuring George Clooney, have helped to improve the brand's image and relevance.

During Fiscal 2008 we completed our first full year of ownership of the 42 BELOW vodka brand. We have concentrated our efforts in further defining and beginning the implementation of strategic initiatives identified at the point of acquisition. As we look forward to Fiscal 2009, our focus will be on the implementation of our plans for selected markets, in particular Asia Pacific and the United States.

During the course of the year we consolidated our organizational structure into four main regions with fully integrated and highly motivated leadership teams under a unified business mission in order to maximize our business potential. We combined the businesses in Mexico and Latin America to better take advantage of the opportunities for substantial growth throughout the region. We took a new approach in Europe by consolidating responsibility under a single regional head and organization, which now incorporates the Middle East and Africa as well. In Asia Pacific, we strengthened our organizational infrastructure and empowered leadership to exploit the tremendous growth potential offered by this region. In the United States, the principal market of the North America region, we improved our route to market via a strategic alliance with Brown-Forman Corporation and Rémy Cointreau USA, Inc. in New York City, Pennsylvania and upstate New York and began the process of expanding the alliance to California and Texas. The combined portfolio of this alliance will provide us greater leverage with our distributors and thereby ensure better execution of our brand building programs. With the investment in our infrastructure, in conjunction with the consolidation of our organizational structure, we are poised to effectively drive the strategic direction of our Company.

In July 2007, we announced a strategic plan for our DEWAR'S Scotch whisky business which could lead to a $250 million investment over a 10 year period if strategic goals for the brand are achieved. This plan entails the development of new infrastructure required to support higher inventories of maturing whisky and additional blending, bottling and packing capacities in Scotland. This plan will position us to meet the growing demand for the premium portfolio of DEWAR'S Scotch whisky in particular in Asia and other emerging markets.

This was an important year for underscoring our corporate responsibility commitments with policies on the priorities of Governance, Marketplace, Workplace, the Environment, Health & Safety, Philanthropy & Community Involvement, and Responsible Sourcing. We have progressed in each area, in particular improving our interventions with socially focused trade organizations globally and in our work with government agencies to promote responsible drinking and reduce alcohol harm. On the Environment, Health & Safety, we are very pleased to report that our performance benchmarks very well against the industry, and that all of our facilities conform with international standards.

As we announced in September 2007, Bacardi Limited is honored to be working with Michael Schumacher, the greatest racing driver in the world and seven-time FORMULA ONE FM champion. Michael Schumacher was appointed as the Bacardi Limited Global Social Responsibility Ambassador and has been working with us on a major drink driving campaign which was launched in April 2008. We are excited about this opportunity to communicate with our consumers through this respected and famous racing driver and to enhance our leading role in Social Responsibility within our industry.

Within the Spirits industry, the competitive landscape is changing rapidly. We anticipate further consolidation in the wake of the recent acquisition of Vin & Sprit, owners of ABSOLUT® vodka, as well as competitor acquisitions of equity stakes in premium and super-premium brands such as KETEL ONE® vodka, ZACAPA® rum, and BRUGAL® rum. We believe that Bacardi Limited has the infrastructure and financial resources to pursue any relevant opportunities that are consistent with our premium and super-premium strategy and, most importantly, create shareholder value.

As we look to the future, Bacardi Limited is focused on sustaining value growth. Our ability to continue to deliver long-term sustainable growth in the years ahead depends on a consistent focus on our key priorities. Specifically, we will continue to:

- restore and develop growth of our core brands;
- invest in emerging markets;
- invest in Information Technology;
- attract and retain world-class talent for key roles; and
- develop an infrastructure to support our global initiatives.

Although we remain optimistic that our brands will continue to deliver positive performances, we anticipate facing difficult challenges in Fiscal 2009. Our largest market, the United States, seems to be veering towards a possible recession and in many countries throughout the world, many of which we operate in, there is an on-going economic slowdown.

We would like to acknowledge the tremendous effort on the part of our dedicated employees around the world in making Fiscal 2008 another record year. To our business partners, directors and shareholders we would like to express our sincere gratitude and appreciation for their continued support and confidence.

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer



The President of Bacardi & Company Limited, Daniel Bacardi Rosell walking alongside Bahamian Premier Sir Roland Symonette and Company President José 'Pepín' Bosch during the inauguration of the new Bacardi & Company Limited distillery in the Bahamas.

The *Maestro's* Work Continues

The story of Bacardi & Company Limited starts in the Islands of the Bahamas on June 24, 1961. With the stroke of a pen, José 'Pepín' Bosch, president of the Company, set out to establish an institution whose primary mission would be to guarantee the quality of BACARDI rum and protect its trademark. Since then, Bacardi & Company has taken responsibility for assuring the quality of and protecting the trademarks for all Bacardi Limited brands such as GREY GOOSE vodka, DEWAR'S Scotch whisky, BOMBAY SAPPHIRE gin, MARTINI vermouth, ERISTOFF vodka and CAZADORES tequila.

As heir to Compañía "Ron Bacardi" S.A.'s assets inside and outside Cuba, Bacardi & Company Limited owns the Company's trademarks, proprietary formulas and secret processes. The Company and Bacardi International Limited, also based in the Bahamas at the time, became the pillars on which Bacardi was sustained for more than four decades.

Christopher Columbus discovered the Islands of the Bahamas, making his first landfall on San Salvador Island on October 12, 1492. The Bahamas were virtually uninhabited until English settlers from Bermuda settled on the island of Eleuthera in 1647. The Bahamas became a crown colony in 1717 and self-governing in 1964. The name Bahamas is



José 'Pepín' Bosch welcomes visitors to the inauguration festivities at Bacardi & Company Limited's distillery in the Bahamas.



Bahamas Customs official Edward Howard McKinney opens the valve at Bacardi & Company Limited with onlookers and blenders Manuel Jorge Cutillas, Daniel Bacardí Rosell and Jorge Bosch Schueg.

thought to come from the Spanish words *baja mar,* meaning "shallow seas".

One year before self-government, the presidency of Bacardi & Company Limited passed from Pepín to Daniel Bacardí Rosell. Daniel was first vice president of Compañía "Ron Bacardi" S.A. and head *Maestro del Ron* for the Company. He and Company executives Luís Del Rosal Rosende and José Argamasilla Grimany faced the difficult task of signing the expropriation document of October 15, 1960, which resulted in the illegal confiscation, without compensation, of the Company's assets in Cuba.

During the second year of Bahamian self-government, Bacardi International Limited moved to Bermuda and Daniel opened the Company's manufacturing facility off Carmichael Road in New Providence Island. The facility was set-up to manufacture BACARDI rum for sale through Bacardi International Limited to the British Commonwealth under Imperial Preference. Bacardí family members and shareholders traveled to Nassau to inaugurate the new distillery.

It was at this distillery that the proprietary yeast cultivated by Don Facundo Bacardí Massó in 1862 found its new home. Samples were brought in from the Company's distilleries in Mexico, Puerto Rico and Brazil and sent out again to assure product uniformity. Members of the fourth generation of the Bacardí family, trusted employees and friends came to the Bahamas to learn the art of making rum. They exported this art to the countries where Bacardi International Limited opened new distilleries.

Rum exported from the Bahamas was transported on Company ships that docked at Clifton Pier in New Providence. They were the *Proof Gallant, Proof Trader* and most recently the *Jo Spirit.* These vessels shipped products to markets as far away as Canada, Brazil, Germany, Spain and the United Kingdom.

Less than a decade later, in 1969, the Company formed

From left to right, the future President of Bacardi & Company Limited, Francisco Carrera-Justiz with Jeanette McKay, Barbara Fox, Drexel Cartwright, Orfilio Peláez and Antony Alleyne.







a new Bacardi & Company Limited in the Principality of Liechtenstein. Ownership of the Company's most valuable assets once again passed, this time to an entity bearing the same name. The name Bacardi & Company Limited comes from the second incarnation of the Company, Bacardi y Compañía (1874-1919) which preceded Compañía "Ron Bacardi" S.A.

Liechtenstein is a landlocked country bordered by two other landlocked countries; Switzerland to its west and Austria to its east. Liechtenstein is a rural alpine nation whose independence can be traced back to the dissolution of the Holy Roman Empire in 1806. After the last days of the Empire, the Prince of Liechtenstein became a vassal to French Emperor Napoleon I. Four years later, after the Battle of Waterloo, Liechtenstein joined the German Confederation. The Prince of Liechtenstein, Johann I, granted a constitution in 1818, making Liechtenstein a self-governing constitutional monarchy. Today, Liechtenstein is ruled by HSH Hans Adam II, the Sovereign Prince of Liechtenstein.

After Daniel's retirement in 1977, Manuel Jorge Cutillas assumed the presidency of Bacardi & Company Limited and served in the position until 1992, when he assumed the presidency of Bacardi Limited and Francisco Carrera-Justiz assumed the presidency of Bacardi & Company Limited. During his tenure Manuel Jorge greatly increased the production efficiencies of the Company and improved quality assurance processes. After the purchase of the Martini & Rossi Group he was faced with the challenge of integrating the Group into Bacardi Limited.

In 2005, under the direction of Francisco Carrera-Justiz, Bacardi & Company Limited established a Swiss Branch in Meyrin. This branch administers and keeps all the Company-owned formulations and maintains records for all Bacardi products. Formulations consist of the recipes, manufacturing procedures and specifications. All the information at Bacardi





& Company Limited's Swiss Branch is confidential and released only on a need-to-know basis as determined by the formula administrator. When the formulations were transferred to the Swiss branch, the BACARDI formula remained separate from the others and continued to be administered through the Bahamian company.

Another key role of Bacardi & Company Limited is the maintenance and defense of our trademarks. Starting with the BACARDI and Bat Device trademarks in 1961, today Bacardi & Company Limited is responsible for more than 200 brands and labels as well as all the Company's intellectual property.

In 2007, Bacardi & Company Limited announced it would close its manufacturing facility in the Bahamas. As a member of the community, and wishing to support the academic achievement of young scholars at The College of the Bahamas, Company President Francisco Carrera-Justiz and the Vice President of the Company, Andy Fowler, presented a $250,000 donation to the College, creating an endowment fund. The Bacardi Emerging Leader Endowment will go to undergraduate students entering programs in Accounting, Natural Sciences, Mathematics or Technology.

While the Company's manufacturing years off Carmichael Road will come to an end in 2009, the influence the Bahamas has had on Bacardi will long be remembered. Locally referred to as the "Rat Bat", the Bacardi & Company Limited distillery and its employees are forever linked to the Company's and Brand's success. The Bahamas, which welcomed the Company after its exodus from Cuba, will forever remain a Bacardi community and home. The work that started here in 1961 to safeguard our trademarks, assure product quality and protect Company interests will endure as a testament to the contribution of the people of the Bahamas.



A Review of Our Brands

BACARDI Rum

BACARDI rum made great strides this year in communicating a more distinctive brand positioning through the adoption of core global programs across all markets as part of the ongoing process of revitalizing its image after many years of decline in market share.

Performance Drivers

Overall BACARDI rum sales were negatively impacted this year by major stock adjustments with customers in Mexico and a significant price increase in Brazil. Outside Mexico, performance was positive. The United States remained in line with last year's performance, while Spain continued to face pressure. Growth was achieved in the United Kingdom, Canada, Travel Retail and most European markets, and developing markets such as Russia and Asia Pacific.

In the United States, the popularity of the Mojito cocktail continued to provide a platform for BACARDI Superior to improve its premium imagery and to identify product usage opportunities to consumers. A new holiday program launched during the American Thanksgiving holiday, and continuing through the holiday season, promoted the BACARDI rum portfolio with entertaining ideas provided to consumers. This portfolio approach lends itself to a renewed focus on BACARDI Gold with brand-specific programming, including targeted key influencers events being launched during the year.

BACARDI Superior maintained its number one position in Mexico, while increasing pricing above inflation in alignment with our global strategy in the premium segment. The Elixir *"Va con Todo"* campaign was launched during the year, reaching consumers by adapting and developing new creative media for the campaign. On- and off-premise promotions were successfully linked to the campaign and produced gains in brand visibility and support from wholesalers and supermarkets.

BACARDI rum sales stabilized in the United Kingdom as a result of international harmonization, with encouraging results in the off-premise segment from an effective promotions strategy. Sales declines in the on-premise segment continued ahead of the market, and this remains a key challenge into 2009. In Canada, BACARDI rum continues to be the number two-selling spirit brand, with a rum category market share above 26%.

BACARDI rum achieved a strong turnaround in Germany as the brand regained momentum. In Spain, where the spirits market is experiencing general difficulty, a focused value strategy with increased brand investment supported value share growth by BACARDI rum.

BACARDI rum regained its growth trend in India through renewed investment and focus. India, now ranked within the top ten markets globally, provides an enormous continuing opportunity for the BACARDI range. The foundation for sustained and consistent brand communications has been put in place during this year. In Russia, BACARDI Superior has become one of the leading on-premise brands in the imported spirits category, and enjoys awareness and strength of image beyond its current footprint. BACARDI is considered the 'hottest' brand by the trade at present in the on-premise segment.

The BACARDI Flavored rum range sustained momentum in

the key U.S. market, and drove expansion in other developing markets. Growth of the range this fiscal year was driven by the successful launch of BACARDI PEACH RED in the United States, now the number two flavor in the portfolio, and the global roll-out of the "Get Delicious" campaign, with particular success in Netherlands and Denmark. In Germany, BACARDI RAZZ is now clearly leading the flavored white spirits market ahead of all vodka competitors, growing in all sales channels and volumes as well as market share.

MAJOR INITIATIVES

During the year, a more premium and distinctive advertising campaign was developed, aimed at increasing brand relevance and its premium perception in the minds of our target consumers. Elixir is now being launched in more than 30 markets worldwide. Featuring the liquid at the heart of the creative concept, it uses state-of-the-art technology to communicate that BACARDI is the liquid that "brings things to life", in keeping with the global brand promise of "Taste for Life." Ongoing enhancements will be made to the Elixir campaign in the upcoming year through new executions and application across the full range of consumer touch points. There have also been continued increases in investment in the areas of experiential programs and digital media, both of which will continue to grow in importance throughout 2009.

The brand's global experiential music property

Puerto Rico: **Luís Planas:**
BACARDI *Maestro del Ron*

"I NEVER THOUGHT I WOULD BECOME A MASTER BLENDER BECAUSE THAT IS NOT SOMETHING YOU ASK FOR, IT IS SOMETHING THAT YOU WORK FOR."





Bahamas: **Bryan Russell:**
BACARDI *Maestro del Ron*

"THROUGH THE LEARNING PROCESS I WAS CONSTANTLY INSTILLED WITH THE BASIC CORE VALUES UPON WHICH THIS GREAT ORGANIZATION WAS BUILT: LOYALTY, DEDICATION, TRUST, HERITAGE & FAMILY VALUES. HERE I WAS, A NON-FAMILY MEMBER, BECOMING THE CUSTODIAN OF THE FAMILY'S TRUST AND HERITAGE. WOW!"

BACARDI B-LIVE continued to expand, with an increased focus on developing opportunities for international media and consumer connections, especially via new media such as digital. Approximately 300 events, featuring more than 1,200 artists ran across 25 major markets during the year. In the United States, BACARDI B-LIVE was used to build brand affinity and included three stand-alone shows in New York, Los Angeles, and Miami, as well as reaching various consumer segments around the country. In March, multi-platinum selling artists, Groove Armada, signed a one year multi-faceted marketing agreement for BACARDI B-LIVE. The deal is a first, not only for BACARDI but also the music industry, given the deal's unprecedented depth. In 2008, Groove Armada will record and release a 4 track EP exclusively through BACARDI B-LIVE,

Mexico:
José Sánchez-Gavito:
BACARDI
Maestro del Ron

"THE QUEST FOR QUALITY STARTS IN THE FERMENTATION OF THE MOLASSES AND ENDS WITH THE QUALITY ASSURANCE PROCESS."



as well as perform at events around the globe.

During Fiscal 2008, the BACARDI rum website (www.bacardi.com) was completely rebuilt. Through state-of-the-art back-end technology, local markets are now fully empowered to develop their digital initiatives through this global platform. Clear style guidelines and globally developed content ensure consistency across all local markets, thus positioning BACARDI as a homogeneous, global brand. The new BACARDI website is a key foundation from which to enable the brand to efficiently engage consumers through the digital realm.

The brand has capitalized on the opportunity of the global growth in cocktails by building awareness and ownership of the Mojito cocktail. Originally developed in the United States, this trend shows positive signs of growth in the rest of the world, offering premium and highly relevant new opportunities for the brand.

"Project Belief", our brand education program created to build pride in our history, our product intrinsics and our cocktail legacy, has been launched - first among our employees and then to the trade. This will enhance our brand substance and encourage the trade to act as brand advocates to consumers. A number of initiatives within this project will be rolled out globally through Fiscal 2009.

GREY GOOSE Vodka

GREY GOOSE is the super-premium market leader and is responsible for leading the growth in this category all over the world. The brand's success can be attributed to its high quality image supported by the quality of the packaging and the product, an uncompromised super-premium value position, and high quality on-premise work at all levels.

Performance Drivers

GREY GOOSE is among the highest growth spirit brands in the world and has delivered solid value growth. The United States continued to lead growth of the brand, with Canada, the United Kingdom, France and Mexico showing high growth rates. GREY GOOSE volume and distribution continued to expand with the brand now available in 106 markets, as the category continues to grow globally.

In the United States, GREY GOOSE continued to be the spirits industry phenomenon in terms of unprecedented growth and broad appeal. GREY GOOSE has pushed its positioning as the "World's Best Tasting Vodka" to the next level, becoming a brand that epitomizes the "World's Best Taste." As the best value-creating super-premium vodka, GREY GOOSE brings substantial strength to our portfolio in the United States. However, having achieved remarkably rapid growth and passed the three million case mark this year, GREY GOOSE, and the vodka category as a whole, are no longer considered "new" or "hot" in select mature markets. This situation has challenged the brand to execute unique brand education programs that engage the trade and emphasize the product's intrinsic values. Further, as GREY GOOSE transitions from a "hot new brand" to an enduring affordable-luxury icon, brand programming will continue to reinforce the brand's relevance and super-premium image among influencers in markets.



France: **François Thibault:**
GREY GOOSE *Maître de Chai*

"WHEN I WAS A YOUNG APPRENTICE, I LEARNED THAT THE MOST IMPORTANT SKILL A MAÎTRE DE CHAI CAN POSSESS IS TO STORE AWAY THE MEMORY OF HOW SOMETHING TASTES OR SMELLS."

Scotland: **Stephanie Macleod:**
DEWAR'S Master Blender

"I KNOW I AM VERY FORTUNATE TO HOLD THIS POSITION, AND WORK HARD TO DO IT JUSTICE."



The softening U.S. economy makes it even more important for GREY GOOSE to separate itself from the competition set via unique and sustained brand-building efforts.

Retail sales performance was also strong in Canada, far exceeding expectations as increased investment in targeted media and high-end events generated significant increases in brand awareness and image ratings.

In Travel Retail, where the brand has a showcase for globalization, GREY GOOSE continued to achieve strong growth. Significant high quality sampling experiences were executed this year, with particular emphasis on the strategic Charles de Gaulle airport in Paris. GREY GOOSE also continued to gain distribution on airlines, adding First Class on AIR FRANCE® and LUFTHANSA®, and Upper Class on VIRGIN ATLANTIC®. GREY GOOSE LA POIRE was awarded the Travel Retail "Best New Product Launch" by Drinks International.

In the rest of the world, we had encouraging results, and achieved an increase of 53% in sales volume, albeit from a small base.

Major Initiatives

The new high-profile advertising campaign "On Discerning Taste", the first major advertising effort since 2004, demonstrates the brand's association with lifestyles of discerning taste. The campaign includes four television spots and five print executions.

GREY GOOSE also continued to sponsor high-class international initiatives, such as "Soho House GREY GOOSE Club", with A-List celebrities enjoying GREY GOOSE cocktails during the party week surrounding the ACADEMY AWARDS®.

With the goal of continuing geographic expansion and accelerating growth using the Premium Brand model, we are moving quickly to establish GREY GOOSE within Asia Pacific and Europe. The ultimate objective is to maintain the position of leading super-premium vodka in the world.

DEWAR'S Scotch Whisky

Fiscal 2008 marked a successful year for DEWAR'S Scotch whisky in achieving its strategic objectives. The brand succeeded in building a geographic footprint and growing its premium portfolio. DEWAR'S extended its global presence through investments in emerging markets such as China and Russia with a focus on DEWAR'S 12 Year Old and expansion of global distribution and greater marketing focus on DEWAR'S Signature and ABERFELDY malts.

Performance Drivers

DEWAR'S maintained stable market share and volume levels despite the challenges facing the struggling Scotch whisky category in the United States. While growth is occurring in the deluxe and super-deluxe segments, the standard premium segment, in which DEWAR'S WHITE LABEL competes, experienced volume declines. The DEWAR'S WHITE LABEL revitalization strategy, in its second year, advanced its objective of creating a differentiated and relevant brand personality to recruit new consumers.

In Spain, DEWAR'S gained market share through progress in the on-trade segment, reaching a record 14% of the Scotch whisky category. This was the result of higher concentration of resources in key expansion areas as well as an integrated multi-faceted marketing program around the DEWARISM campaign.

DEWAR'S WHITE LABEL achieved record sales in the Dominican Republic, with faster than anticipated growth attributable to the strengthening of the economy, supported by the launch of the DEWARISM campaign. The brand remains the leader with a market share of 77% of the Scotch whisky category. The whisky portfolio was reinforced with the introduction of super-premium products ABERFELDY, DEWAR'S 18 Year Old and DEWAR'S Signature.

In Venezuela, DEWAR'S WHITE LABEL concentrated its marketing resources and consistently maintained a premium price against its key competitors. It has also been able to maintain its share of total Scotch whisky volume, with a healthy brand image rating.

Efforts to grow DEWAR'S WHITE LABEL in its key markets of the United States, Spain and Greece are progressing with a focus on the super-premium segment. The emphasis has been to build the portfolio in this segment with DEWAR'S Signature and DEWAR'S 18 Year Old, in the premium deluxe segment with DEWAR'S 12 Year Old, and in the single malts segment with ABERFELDY 12 and 21 Year Olds.

In emerging markets, where the Scotch whisky market is quickly evolving, DEWAR'S 12 Year Old has steadily expanded its volume base in China, while in Russia, both DEWAR'S WHITE LABEL and DEWAR'S 12 Year Old have made excellent progress in sales growth.

Major Initiatives

In Fiscal 2008, the second generation of the DEWARISM campaign was launched globally. The aim is to improve the brand's image and relevance enabling it to withstand competitive pressure against the value erosion. DEWAR'S 12 Year Old extended its intrinsics "Drop" campaign with a new theme, "Substance is Everything", to build an emotional connection with target consumers. A strong presence in the digital space was established via a new website framework at www.dewars.com. The DEWAR'S Academy of Whisky - a premium, mobile, educational and experiential program, was launched in China and Malaysia to build brand advocacy. A range of premium point-of-sales materials has been designed for both DEWAR'S Signature and ABERFELDY to capitalize on the rapid growth of these segments.

The brand's tradition of success in competitions continued with DEWAR'S winning more than 30 medals in 2007. A tally of well over 180 medals to date clearly establishes the brand as one of Scotland's most successful whiskies. One of the crowning achievements was to have DEWAR'S 12 Year Old judged the Best 12 year old blend at the World Whiskies Awards ceremony.

BOMBAY SAPPHIRE Gin

BOMBAY SAPPHIRE continued to be the fastest-growing premium gin brand in line with the goal of becoming the number one premium gin brand by 2010.

Performance Drivers

Sales were strong as BOMBAY SAPPHIRE grew in the core markets of the United States, Travel Retail, Spain, the United Kingdom and Canada.

The United States remains the primary driver of volume and direct contribution growth for BOMBAY SAPPHIRE. The focus on the brand's high-quality image in all aspects increases relevance and engagement with the target consumer. From education efforts introduced among the trade to the sponsorship of high-profile cultural and entertainment events, BOMBAY SAPPHIRE successfully delivers sustained new growth opportunities in the United States.

BOMBAY SAPPHIRE returned to growth in the Travel Retail market in Fiscal 2008. A key element of this success is the "Revelation Campaign", a unique collaboration between BACCARAT®, the jeweler GARRARD® and the designer Karim Rashid. Five exclusive bottles are being displayed and sold in five leading global airports for $200,000 each. This promotion is supported by 25,000 specially designed gift packs also designed by Karim Rashid for $50 each. The campaign has received very significant trade and Public Relations support, and has been described as "the most ambitious Travel Retail



Switzerland: Ivano Tonutti:
BOMBAY SAPPHIRE, MARTINI, BÉNÉDICTINE, NOILLY PRAT: Master Botanist

"From my mentors I have learned the importance to continue and understand the complexity associated with the formulations we have inherited from their inventors."



Mexico: **Miguel Orozco:**
CAZADORES Master Distiller

"I HAVE LEARNED THE IMPORTANCE OF PATIENCE. IT TAKES TIME TO CREATE THE FINEST TEQUILA."

exclusive in industry history."

In Spain, BOMBAY SAPPHIRE has become the fastest-growing gin, outperforming all competing brands in volume and, of even greater value, the brand is positioned at a 50% premium to main imported gins. The consumer base of BOMBAY SAPPHIRE is increasing as a result of marketing efforts to enhance the brand's awareness while maintaining its exclusivity. In the United Kingdom, BOMBAY SAPPHIRE increased sales through on-premise performance and distribution gains. In Canada, retail dollar sales achieved double-digit growth through expanded consumer usage of BOMBAY SAPPHIRE.

BOMBAY SAPPHIRE has also become the leading premium gin in Japan and Australia, and in Germany has performed above expectations in the premium on-trade channel.

Major Initiatives

The success and interest generated by BOMBAY SAPPHIRE inspired martini cocktail glasses, used in its advertising campaign, was the springboard for the launch of the BOMBAY SAPPHIRE Designer Glass Competition to support up-and-coming designers. Each year, thousands of emerging designers from all over the world enter the competition to design a martini cocktail glass inspired by BOMBAY SAPPHIRE.

This year, the sixth year of the competition, designers from a total of 21 countries took part with finalists from around the globe including Canada, the United States, the United Kingdom, Russia and Japan, gathering in Milan for the global final, which took place as part of Milan Design Week, the world's largest design fair.

The latest execution of the global advertising campaign for BOMBAY SAPPHIRE was launched in August 2007. Some of the world's leading designers have created their interpretation of the ultimate martini cocktail glass inspired by BOMBAY SAPPHIRE. But, for the first time, designer Tom Dixon went a step further, creating his ultimate BOMBAY SAPPHIRE inspired cocktail bar. The dramatic landscape of the bar stems from the glass itself. The clean lines of the bar stools, tables and suspended ceiling lights all mimic the conical shapes of the dark blue glass to create a cool, minimalist bar design.

CAZADORES Tequila

For CAZADORES tequila, Fiscal 2008 marked the successful launch of new packaging and the first global premium point-of-sales, both delivering a more premium expression of the brand, and brand-building internationally in high-potential markets and cities.

Performance Drivers and Major Initiatives

During the year, CAZADORES tequila achieved double-digit growth in the United States, while maintaining a premium price point. The most important driver of this performance was the focus on gaining distribution nationally in order to sustain long-term success. The United States developed the first TV advertising campaign in the U.S., "The One With The Deer On It", centered on generating awareness and bar call by leveraging our most genuine and memorable symbol the deer.

Another factor in the strong performance of CAZADORES tequila was the execution of holistic and synergistic programming that leveraged the combined power of advertising, sales promotion, experiential marketing - Las Chicas CAZADORES - and a national event sponsorship - the Oscar De La Hoya Boxing program. This multi-faceted approach proved successful at maximizing marketing activity and driving alignment among stakeholders.

In Mexico, we continued to drive brand adoption, underlining premium price position in what has become a very competitive category. The successful *"Todo Mundo esta Cazando Algo"* ad campaign continued to enhance image and awareness and to position CAZADORES as a more urban and contemporary brand.

CAZADORES Añejo tequila was named the Category Champion and awarded the Gold Medal at the



Italy: **Luciano Boero:**
MARTINI Master Oenologist

"I AM HONORED TO BE THE CARETAKER OF THE SECRET RECIPE AND HOPE THAT THOSE WHO COME IN THE FUTURE WILL BE BETTER THAN ME. I AM ALREADY TRAINING HIM!"



France: **Michel Casavecchia:**
OTARD *Maître de Chai*

"I WORK FOR MY SUCCESSORS SO THAT THEY CAN CONTINUE TO PROVIDE A PERFECT COGNAC AS WAS DESIRED OVER 200 YEARS AGO."

International 2007 Spirits Challenge.

Encouraging initial results were achieved by the international seeding of CAZADORES in key markets such as the United Kingdom, Greece, Canada, Netherlands, and Travel Retail. This seeding was focused on large cities in the on-premise segment and was supported by the launch of a global premium point-of-sales range during Fiscal 2008. With its renewed focus, CAZADORES tequila is poised to take advantage of the potential for international expansion, and we will continue the roll-out into the most suitable cities around the world.

MARTINI Vermouth

MARTINI vermouth continued to be a strong contributor to the Company. It has achieved this position by its ability to grow in younger MARTINI markets while sustaining price increases during a period when a long-term brand health and image re-invention program were introduced for the MARTINI brand.

Performance Drivers

Fiscal 2008 has been a challenging but exciting year for MARTINI vermouth. The brand continued to face the difficulties of a mature category, the changing aperitif moment, and intense competition in its historical European markets. However, MARTINI vermouth delivered significant growth in direct brand contribution with outstanding growth in Russia and Eastern Europe balancing out declining volumes in most other markets.

In Spain, MARTINI vermouth maintained its market share close to 90% despite volume growth of private labels. The brand's re-invention program in Spain, including the new George Clooney commercial, and the Motorsport sponsorship, as well as significant Public Relations programs, assisted in reversing the decreasing trend in brand awareness and key image indicators. While the vermouth category decreased by 3% in the last year, direct brand contribution continues to

France: **Eric Tourain:**
NOILLY PRAT, GET, BÉNÉDICTINE and ERISTOFF: *Maître de Chai*

"I AM PROUD TO HOLD SO MANY SECRETS AND I TRY TO SHOW GREAT CONSIDERATION FOR THE MEN WHO CREATED THESE GREAT PREMIUM BRANDS."



grow as a result of our value strategy.

In France, MARTINI significantly outperformed the challenging aperitif market, growing in consumer sales and sustaining its leadership in value with market value share exceeding 70% of the vermouth category. The MARTINI reinvention program was the main driver of this dynamism. On-premise activities, premium Public Relations initiatives with the CANNES INTERNATIONAL FILM FESTIVAL® Terrazza, FORMULA ONE™ racing, and the successful advertising campaign "The Art of Serving MARTINI", continued to improve brand image with style, quality and modernity.

Russia reported a noteworthy 20% year-on-year volume growth, with brand health indicators solid and rising. The brand was marketed as the pre-eminent imported brand in Russia, with the campaign culminating in the nationally acknowledged "All That Glam" event which united the top 1,000 fashion and media celebrities in Moscow, generating strong Public Relations coverage.

MARTINI vermouth in Italy showed improvement in its value, driven by the introduction of the Mini MARTINI which attracted new consumers to the brand. In addition, the new bottle, and the new George Clooney advert *"El Toro"*, contributed to the positive performance. The restyling of the MARTINI Terrazza, which is a pillar of the Italian drinking repertoire, added further exposure to the brand.

MAJOR INITIATIVES

Key initiatives focused on increasing premium perceptions of the brand, enticing consumers to rediscover the product. Activities included the launch of new advertising with brand spokesperson George Clooney, with product quality and its unique characteristics at its core. Other initiatives included the roll-out of image building campaigns using the newly re-launched "MARTINI Terrazza" concept, which highlights the true *Gioia di Vivere* of MARTINI. The lifestyle and glamour of MARTINI continued its rejuvenation with the FORMULA ONE™ Racing initiative, which focuses on the lifestyle behind FORMULA ONE™ and on our partnership with Scuderia FERRARI®. New this year was the launch of the MARTINI website (www.martini.com) - a premium, stylish and contemporary home for the brand that delivers engaging content around the core global programs George Clooney advertising, MARTINI Terrazza, and Racing.

MARTINI Sparkling Wines

Asti MARTINI is our key brand in the global Sparkling Wines portfolio. Asti MARTINI confirmed its global leadership of the category with a more than 35% volume share, and made good progress in its key markets of the United States, the United Kingdom, Italy, Russia and Canada.

In the United States, wine consumption has increased as wine grows in popularity among diverse demographics. Sparkling wine has grown for the sixth consecutive year, with imports outpacing domestic brand sales. Asti MARTINI continued to be the number one imported sparkling wine in the United States with a 14% share of the imported sparkling wine segment and a 60% share of the Asti segment. The category is expecting substantial growth over the next three years.

In the United Kingdom, Asti MARTINI achieved strong value and volume performance for the year. In Italy, the brand has pursued a value strategy, incorporating price increases that resulted in slight volume erosion. In Russia, Asti MARTINI was driven by a revised strategy that delivered exceptional performance and high value levels. Asti MARTINI was confirmed as the largest brand in value of any champagne or sparkling wine in the Russian market. The sales value of the overall MARTINI franchise in Russia is now the highest in the world. In Canada, Asti MARTINI achieved an all-time high in retail dollar sales.

The premium range of sparkling wines, MARTINI SIGILLO BLU, performed exceedingly well. This range of sparkling wines was launched last year in Italy to enlarge the distribution to more modern off-premise channels and to provide a higher premium offering to the MARTINI sparkling wine range. This reinforces our leadership and strengthens the Martini & Rossi image as a high-quality wine producer.

ERISTOFF Vodka

ERISTOFF vodka continued to grow its category leadership position in both Western Europe and Latin America. ERISTOFF vodka gained momentum, growing in both volume and value to become one of the fastest-growing brands in 2007.

Performance Drivers

During Fiscal 2008, ERISTOFF vodka experienced strong and healthy growth across markets and varieties, reflecting significant price increases and a shift to higher margin ERISTOFF products. Fuelled by the implementation of the new global advertising campaign with marketing activities around the "Land of the Wolf" property, and the successful "Wolf Nights" on-premise activity, ERISTOFF vodka improved its position versus its competitors, building on brand image and credibility.

In France, ERISTOFF vodka reported record volume and value performance despite intensive competition from low-price newcomers. ERISTOFF Red was successfully launched during the year, reaching its highest-ranking sales among the flavored vodka category.

ERISTOFF Black has been pushing the brand's expansion in Spain, with particularly positive performance in the off-trade. The brand is also gaining popularity on the Internet, with advertising on YOUTUBE® surpassing Spanish campaigns of well-known global brands, including those outside the spirits industry.

In Austria, ERISTOFF vodka further enhanced brand image through an extension into premium on-trade distribution, while in Belgium, the original brand succeeded in becoming the leader in the off-trade by the end of the year. Awareness has also been strengthened in Chile with the brand earning excellent reviews from the marketplace, and a double-digit increase in sales.

The Dominican Republic and Australia emerged as high-growth new markets, benefiting from the right marketing mix including more promotions and experiential events.

Major Initiatives

We consolidated the distinctive brand personality with the new "Land of the Wolf" global communication platform, executed through TV advertising and a print/outdoor campaign, digital execution and distinctive on-premise activities, such as the successful "Wolf Nights". The continued development of this communication platform is a priority for future growth.

2007 Global Advertising


the classic mojito cocktail


GREY GOOSE
VODKA
A REPUTATION WELL DESERVED
GREY GOOSE


IT'S NOT WHAT A MAN STANDS FOR THAT COUNTS
IT'S WHAT HE FALLS FOR
MOST ENJOYED IN MODERATION




GIORGIO SAYS
"MAGNIFICO"
MARTINI


VODKA FROM THE
LAND OF THE WOLF


THE REAL AWARD COMES
WHEN YOU DRINK IT.


Otard


DOM
B & B
Liqueur

RUM

BACARDI Superior: GENEVA: **Gold Award:** *World Beverage Competition* • **BACARDI Gold:** SAN FRANCISCO: **Bronze Award:** *World Spirit Competition;* CHICAGO: **Bronze Award:** *Beverage Testing Institute;* LONDON: **Bronze Award:** *International Wine and Spirits Championship* • **BACARDI Black (Select):** TAMPA: **Bronze Award:** *International Cane Spirits Festival* • **BACARDI GRAND MELÓN:** CHICAGO: **Bronze Award:** *Beverage Testing Institute* • **BACARDI LIMÓN:** CHICAGO: **Bronze Award:** *Beverage Testing Institute;* LONDON: **Bronze Award:** *International Wine and Spirits Championship* • **BACARDI CÓCO:** CHICAGO: **Bronze Award:** *Beverage Testing Institute* • **BACARDI (Big) Apple:** CHICAGO: **Bronze Award:** *Beverage Testing Institute;* LONDON: **Silver Award / Best in Class:** *International Wine and Spirits Championship* • **BACARDI RAZZ (Berry):** CHICAGO: **Bronze Award:** *Beverage Testing Institute* • **BACARDI PEACH RED:** GENEVA: **Platinum Award:** *World Beverage Competition* • **BACARDI Reserva:** SAN FRANCISCO: **Bronze Award:** *World Spirit Competition;* CHICAGO; **Silver Award:** *Beverage Testing Institute;* LONDON: **Silver Award:** *International Wine and Spirits Championship* • **BACARDI 1873 Solera:** SAN FRANCISCO: **Silver Award:** *World Spirit Competition;* CHICAGO: **Silver Award:** *Beverage Testing Institute;* LONDON: **Silver Award:** *International Wine and Spirits Championship;* GENEVA: **Gold Award:** *World Beverage Competition* • **BACARDI 1873:** SAN FRANCISCO: **Bronze Award:** *World Spirit Competition;* CHICAGO: **Silver Award:** *Beverage Testing Institute* • **BACARDI Añejo:** SAN FRANCISCO: **Bronze Award:** *World Spirit Competition;* CHICAGO: **Silver Award:** *Beverage Testing Institute;* LONDON: **Silver Award:** *International Wine and Spirits Championship* • **BACARDI 8:** SAN FRANCISCO: **Silver Award:** *World Spirit Competition;* TAMPA: **Silver Award:** *International Cane Spirits Festival;* CHICAGO: **Silver Award:** *Beverage Testing Institute;* LONDON: **Best Dark Spirit:** *Quality Drinks Awards;* LONDON: **Bronze Award:** *International Wine and Spirits Championship;* GENEVA: **Platinum Award:** *World Beverage Competition* • **BACARDI Reserva Limitada:** SAN FRANCISCO: **Silver Award:** *World Spirit Competition;* CHICAGO: **Gold Award:** *Beverage Testing Institute;* LONDON: **Silver Award:** *International Wine and Spirits Championship;* GENEVA: **Bronze Award:** *World Beverage Competition* • **SEVEN TIKI:** BRUSSELS: **Grand Gold Award:** *Monde Selection;* SAN FRANCISCO: **Bronze Award:** *World Spirit Competition;* LONDON: **Silver Award:** *International Wine and Spirits Competition;* LONDON: **Gold Award:** *International Spirits Competition;* BELGIUM: **Silver Award:** *iTQi* • **TAHITI Dark:** SAN FRANCISCO: **Silver Award:** *World Spirit Competition;* BELGIUM: **Silver Award:** *iTQi*

VODKA

GREY GOOSE: Rated Number One Premium Vodka: *Survey of 1,200 High Net Worth Consumers;* **Luxury Brand Status Index Survey (November);** *Luxury Institute* • **42 BELOW:** BRUSSELS: **Grand Gold Award:** *Monde Selection;* LONDON: **Silver Award:** *International Wine and Spirits Championship;* LONDON: **Gold Award:** *International Spirits Competition;* CHICAGO: **Silver Award:** *Chicago Beverage Testing Institute;* BELGIUM: **Silver Award:** *iTQi:* GENEVA; **Gold Award:** *World Beverage Competition* • **42 BELOW Passion Fruit:** BRUSSELS: **Gold Award:** *Monde Selection;* SAN FRANCISCO: **Bronze Award:** *World Spirits Competition;* LONDON: **Silver Award:** *International Wine and Spirits Championship;* CHICAGO: **Silver Award:** *Chicago Beverage Testing Institute* • **42 BELOW Manuka Honey Flavoured:** BRUSSELS: **Gold Award:** *Monde Selection;* SAN FRANCISCO: **Bronze Award:** *World Spirits Competition;* LONDON: **Silver Award:** *International Wine and Spirits Championship;* LONDON: **Gold Award:** *International Spirits Competition* • **42 BELOW Kiwi Fruit:** SAN FRANCISCO: **Bronze Award:** *World Spirits Competition;* CHICAGO: **Bronze Award:** *Chicago Beverage Testing Institute;* GENEVA: **Platinum Award:** *World Beverage Competition*

SCOTCH

DEWAR'S WHITE LABEL: SAN FRANCISCO: **Silver Award:** *World Spirits Competition;* BRUSSELS: **Silver Award:** *Monde Selection;* LONDON: **Silver Award:** International Wine & Spirits Competition; LONDON: **Bronze Award:** *International Spirits Challenge* • **DEWAR'S 12 Year Old:** EDINBURGH: **Best 12 Year Old Blend:** *World Whiskies Awards;* SAN FRANCISCO: **Double Gold Award:** *World Spirits Competition;* BRUSSELS: **Gold and Trophy Award:** *Monde Selection;* BRUSSELS: **Silver Award:** *Concours Mondial;* LONDON: **Silver Award:** *International Wine & Spirits Competition;* LONDON: **Bronze Award:** *International Spirits Challenge;* GENEVA: **Platinum Award:** *World Beverage Competition* • **DEWAR'S 18 Year Old:** EDINBURGH: **Best Blended Scotch Award:** *World Whiskies Awards;* BRUSSELS: **Gold Award:** *Monde Selection;* LONDON: **Silver Award:** *International Wine & Spirits Competition* • **DEWAR'S Signature:** SAN FRANCISCO: **Double Gold Award:** *World Spirits Competition;* BRUSSELS: **Grand Gold and Trophy Award:** *Monde Selection;* LONDON: **Silver Award & Best in Class:** *International Wine and Spirits Competition;* BRUSSELS: **Silver Award:** *Concours Mondial;* LONDON: **Silver Award:** *International Spirits Challenge;* GENEVA: **Platinum Award:** *World Beverage Competition* • **ABERFELDY 12 Year Old:** SAN FRANCISCO: **Gold Award:** *World Spirits Competition;* BRUSSELS: **Grand Gold Award:** *Monde Selection;* EDINBURGH: **Silver Award:** *Scottish Field Whisky Merchants;* LONDON: **Gold Award & Best in Class:** *International Wine and Spirits Competition;* LONDON: **Silver Award:** *International Spirits Challenge* • **ABERFELDY 21 Year Old:** SAN FRANCISCO: **Gold Award:** *World Spirits Competition;* ENDINBURGH: **Best Mainland Malt:** *World Whiskies Award;* BRUSSELS: **Grand Gold Award:** *Monde Selection;* LONDON: **Gold Award:** *International Wine and Spirits Competition;* LONDON: **Silver Award:** *International Spirits Challenge;* BRUSSELS: **Silver Award:** *Concours Mondial;* LONDON: **Bronze Award:** *International Spirits Challenge*

GIN

SOUTH: BRUSSELS: **Grand Gold Award:** *Monde Selection;* SAN FRANCISCO: **Silver Award:** *World Spirits Competition*

COGNAC

OTARD VS: LONDON: **Silver Award:** *International Wine and Spirit Competition;* LONDON: **Bronze Award:** *International Spirit Challenge* • **OTARD VSOP Fine Champagne:** LONDON: **Silver Award:** *International Wine and Spirit Competition;* LONDON: **Bronze Award:** *International Spirit Challenge* • **OTARD XO Gold:** LONDON: **Bronze Award:** *International Wine and Spirit Competition*

CORPORATE RESPONSIBILITY

Fiscal 2008 was a pivotal year for formalizing our responsibility programs under an expanded Bacardi Limited vision of Corporate Responsibility. The vision embraces a global approach to governance, marketing principles and compliance, a greater focus on managing our operations responsibly to benefit our people, key external stakeholders, local communities and to protect the environment. Corporate Responsibility commitments are reflected in policies on the priorities of Governance, Marketplace, Workplace, the Environment, Health & Safety, Philanthropy & Community Involvement, and Responsible Sourcing.

The following Q&A reports on key initiatives this year around consumer education and environment and health & safety.


CHAMPIONS DRINK RESPONSIBLY
Q & A

Michael Schumacher, Seven Times World FORMULA ONE™ Champion and Stella David, Global Chief Marketing Officer, Bacardi Limited.

MARKETPLACE - DRINK DRIVING INITIATIVE

Q *In September 2007, Bacardi Limited announced that former Seven Times World FORMULA ONE™ Champion Michael Schumacher has agreed to become Bacardi's Global Social Responsibility Ambassador and lead a major drink drive initiative. What does this mean for Bacardi?*

A As a leading global spirits company, Bacardi takes its responsibility to educate consumers about responsible drinking very seriously. We want to remind consumers throughout the world that there are several responsible options when they go out and drink, like having a designated driver, using public transport or taking a taxi. We are dealing with global concerns that would benefit from a global message and ambassador. Appointing such an internationally-known figure as Michael Schumacher as the Bacardi Limited Global Social Responsibility Ambassador further highlights the Company's dedication to educating consumers about responsible drinking and the key aspect: drinking and driving don't mix.

Q *Why Michael Schumacher?*

A Michael is dedicated to educating the public about road safety through his role as Trustee with the FIA Foundation and as a member of the Commission for Global Road Safety. As arguably one of the most famous drivers in the world, Michael is perfect to help spread the message that drinking and driving don't mix. Bacardi Limited, through the MARTINI brand, has a long association with motor sport and is currently sponsoring the FORMULA ONE™ racing team Scuderia Ferrari®.

Q *How is Michael Schumacher working in partnership with Bacardi?*

A Michael is working with Bacardi to communicate a global don't drink and drive social responsibility message specifically through the recently launched "Champions Drink Responsibly" campaign. The campaign is also raising awareness across a number of international and local promotional channels including consumer advertising in TV and print media, Public Relations initiatives with third party organizations, and digital/web mediums.



"A word of advice
Taxi."
CHAMPIONS DRINK RESPONSIBLY
BACARDI LIMITED

Q *What benefit should come from the "Champions Drink Responsibly" campaign?*

A By working with an internationally known celebrity such as Michael, we will be able to better spread the message that drinking and driving don't mix. Michael has a tremendous international fan base and general recognition that embodies the key message of the campaign.

As a premium spirits company, we encourage people to enjoy our products responsibly. This campaign is just one of the many programs where our group promotes responsible drinking around the world. The campaign is unique because it is presented by Bacardi Limited, and will not be linked to brand promotional activity.

Q *What is the scope of the "Champions Drink Responsibly" campaign?*

A The "Champions Drink Responsibly" campaign will be rolled out initially across 40 countries, including key markets in Europe, India, China, Thailand, and throughout Latin America. The advertising campaign featuring Michael Schumacher will be available in 15 and 20 second lengths for television, cinema and online media. The broadcast message from Michael says, "When I go for a drink, my car stays at home." In addition, there will be a print campaign featuring different statements from Michael including "A word of advice if you are going out tonight. Taxi." In the United States, the campaign will feature 'Drinking Responsibly' as part of a package of Social Responsibility initiatives run by our company in the U.S.

Q *Is this the first campaign of its kind for Bacardi Limited?*

A Bacardi Limited has a pioneering heritage in promoting social responsibility messages – its first campaign taking place in Mexico in 1931. Since then, the Company has created some widely respected social responsibility initiatives - in the 1970's with its two decade running U.S. campaign "Bacardi Mixes with Everything, Except Driving" program and its successful "Driver's Corner" in Germany and Austria, as well as its current "Whatever Your Reason" television campaign in the United States personalizing the responsibility message to touch adult consumers about the different reasons they have for drinking responsibly — those people they are closest to — and reinforces the strength of strong relationships when it comes to smart decision making.

The "Champions Drink Responsibly" campaign is an innovative campaign as it aims to combine a global approach with grassroots activity – where the message can be carried through to different audiences beyond Bacardi's traditional consumers to raise awareness about the way people choose to act.

Q *How else is Bacardi Limited showcasing its social responsibility commitment at this time?*

A The "Champions Drink Responsibly" campaign is a continuation of many years of work. Bacardi Limited works with key stakeholders – including governments, regulatory agencies, trade associations and social interest groups – to promote responsible drinking as part of efforts to reduce alcohol-related harm. As part of the international launch of the "Champions Drink Responsibly" campaign, Bacardi Limited signed the European Road Safety Charter at a signing ceremony with European Union Transport Commissioner Jacques

Barrot. The European Road Safety Charter provides tangible contributions to increasing road safety in Europe with the aim of halving the number of traffic fatalities on European roads by 2010.

Q *How can I view the "Champions Drink Responsibly" campaign?*

A We have created a dedicated website www.championsdrinkresponsibly.com, and information is also available at www.bacardilimited.com.

Message from Michael Schumacher:

Hello to all Bacardi Limited employees. It is great to be working with you to spread the message that drinking and driving don't mix.

I am delighted that Bacardi Limited has chosen me to be your Social Responsibility Ambassador. This work builds on my role as a UNECSO Ambassador on Road Safety and with the Commission for Global Road Safety.

This is an exciting project and an opportunity to encourage people around the world to be safer on the roads. It is important that alcohol companies like Bacardi Limited are playing an active part in tackling the problem.

I hope you like the advertising campaign. What Bacardi has created is light-hearted but with a serious message underneath. I know this campaign is the first global CSR campaign you have ever run, so this is a big occasion for you all.

But, I am not the only ambassador to say "drinking and driving don't mix." You are all ambassadors for Bacardi Limited and for the message. So I encourage you all to promote this campaign in your country to customers, colleagues and business partners. As a team we can help to champion the message that drinking and driving don't mix.

I look forward to working with you all on this great campaign. Again, thank you for choosing me to be your Ambassador!

ENVIRONMENT, HEALTH & SAFETY

Q *What is Bacardi's approach in the arena of Environment, Health & Safety?*

A Bacardi aims to be an industry leader in all respects tied to the responsible management of our worldwide operations. Achieving continual and measurable improvement in the Environment, Health & Safety arena is integral to Bacardi's business strategy. We strive to operate according to high standards and to conduct all aspects of our business in a sustainable manner.

We work diligently to:

- Comply with all relevant environment, health and safety laws and regulations;
- Prevent accidents and environmental incidents;
- Provide for the security of our people, facilities and product supply chain;
- Promote safe and responsible work practices at all of our facilities and throughout our supply chain;
- Efficiently use natural resources and promote the recycling and reuse of materials;
- Minimize emissions, effluents and wastes at all stages of our product life cycle; and
- Communicate potential risks with our people, customers, suppliers, partners and neighbors.

We fulfill these commitments by dedicating sufficient resources, establishing clear objectives and targets and maintaining management systems to deliver upon them throughout our organization. Everyone at Bacardi has a key role to play in making this happen.

Q *Is this focus on Environment, Health & Safety new?*

A Bacardi has always worked to produce its premium-quality spirits consistent with high environmental, health and safety standards. We have formalized this into a Global Environment, Health & Safety (EHS) Policy and related Standards.

The Global Standards identify the focus areas for the company's EHS programs and establish Bacardi's position on issues including Health & Safety, Environmental Protection and Resource Conservation. They commit us to action to achieve a high level of performance in each of the focus areas. They also address the EHS management systems necessary to support operational discipline and continual improvement throughout the company.

Q *What are the key strategic points of focus, and what has been achieved?*

A There are three major strategic elements: (1) the implementation of International Standard EHS Management Systems; (2) the further development of Key Performance indicators to track our performance both globally and locally; and (3) proactively communicating Bacardi's EHS commitments and building from a strong base of best practice in EHS performance.

EHS Management Systems: We are working to ensure that all of our EHS Management Systems conform to the most widely used and respected global EHS standards. Three of our facilities have had their management systems certified to the international standard (ISO 14000) for the Environment. Two of these facilities are also certified according to the



The Aberfeldy distillery's reed bed is the final step in an innovative wastewater treatment process.

leading OHSAS (Occupational Health and Safety Assessment Series) 18000 standard for Health & Safety, and we are progressing towards compliance by all facilities by the end of 2009.

Key Performance Indicators: We track our performance using five Key Performance Indicators for EHS issues: energy use; water use; greenhouse gas emissions; absenteeism; and occupational accidents that lead to lost time. For the fiscal year, Bacardi derived 10% of the energy needed to run its production activities from renewable sources, primarily biogas from distillery wastewater treatment systems. Our performance in the area of greenhouse emissions benchmarks well against the industry. In terms of the quantity of water required in production, Bacardi delivered an industry leading result, and water use per unit of output in our bottling facilities declined by 11% over the previous year. The absentee measure revealed that Bacardi employees are less likely to be absent than the benchmark for our industry, and that there was a 14% improvement over the previous year on accidents resulting in lost time.

Q *What are examples of best practices in EHS performance?*

A The Company's global operations provide numerous examples of best practices in EHS:

Cantano, Puerto Rico, Bacardi's biggest distillery – and the largest premium distillery in the world, uses its patented anaerobic digester technology to turn wastewater into energy.

Aberfeldy, Scotland uses an innovative, natural system to treat its wastewater using high-efficiency filtration and evaporation technology along with an aerobic bioplant and natural wetlands.

Pessione, Italy is a leader in emissions management.

Jacksonville, Florida, U.S.A. has taken important steps in recent years to bolster its environmental performance and has as a result realized important improvements, including enhancing its energy efficiency by 4% and cutting its water use by more than 10% from the previous year.

Buxtehude, Germany has been operating a Quality Management System, certified to international standard ISO 9000, for more than ten years. Over the last 18 months, upgraded management systems have been implemented at the facility. These have now been certified by external auditors Det Norske Veritas as being in accordance with international standards resulting in energy efficiency improvement over the last 12 months by more than 5%, water use has declined by 20%, and the lost time accident rate has declined by 31%.

Nanjangud, India turns industrial by-products into clean, usable resources by turning the runoff from molasses fermentation into renewable energy; by reusing the anaerobic digester's effluent to create organic manure rich in minerals and nitrogen and fit for agriculture; and by utilizing many other environment friendly practices especially involving water use.


BACARDI

RUM:
BACARDI, CASTILLO, TAHITI DARK, SEVEN TIKI


GREY GOOSE
VODKA

VODKA:
GREY GOOSE, ERISTOFF, NATASHA, RUSSIAN PRINCE, 42 BELOW


Dewars
12
Dewar's
White Label

SCOTCH:
DEWAR'S, WILLIAM LAWSON'S, ABERFELDY



GIN:
BOMBAY, BOMBAY SAPPHIRE, BOSFORD, SOUTH



TEQUILA:
CAZADORES, CORZO, CUATRO VIENTOS, CAMINO REAL


MARTINI

VERMOUTH:
MARTINI, NOILLY PRAT

SPARKLING:
Asti MARTINI, MARTINI Prosecco

COGNAC/BRANDY:
OTARD, VIEJO VERGEL, GASTON DE LA GRANGE

LIQUEUR:
BÉNÉDICTINE, B&B, GET 27/31, CHINA MARTINI, NASSAU ROYALE

BACARDI LIMITED

Fiscal Year 2008 Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Performance

(Expressed in Thousands of U.S. Dollars, except percentages)	Fiscal Year 2008	Fiscal Year 2007	% Change	Fiscal Year 2006	% Change
Sales	5,545,606	4,967,435	+12%	4,558,345	+9%
Sales less Excise Tax	4,530,162	3,988,655	+14%	3,605,484	+11%
Gross Profit	2,938,731	2,661,659	+10%	2,373,418	+12%
Selling, General and Administrative Expenses	1,867,663	1,712,280	+9%	1,500,356	+14%
Earnings from Operations	1,071,068	949,379	+13%	873,062	+9%
Net Earnings	794,701	730,498	+9%	658,330	+11%
Cash Flow from Operations	662,007	710,836	-7%	741,157	-4%
Gross Margin	53.0%	53.6%		52.1%	
Earnings from Operations Margin	19.3%	19.1%		19.2%	
Effective Tax Rate	10.6%	8.2%		10.3%	
Total Debt to Total Capital (1)	36.2%	39.0%		44.8%	

(1) Ratio is calculated as follows: [Total Debt = (Long-term debt + current portion) / Total Capital = (Equity + Total Debt)]

Volumes

(Expressed in Thousands of 9L Cases)	Fiscal Year 2008	Fiscal Year 2007	% Change	Fiscal Year 2006	% Change
GLOBAL SPIRITS BRANDS					
BACARDI rum	19,334	19,488	-1%	19,485	=
GREY GOOSE vodka	3,763	3,184	+18%	2,445	+30%
DEWAR'S Scotch whisky	3,536	3,458	+2%	3,471	=
BOMBAY gin	2,086	1,961	+6%	1,876	+5%
ERISTOFF vodka	1,729	1,591	+9%	1,428	+11%
CAZADORES tequila	601	567	+6%	547	+4%
Totals	31,049	30,249	+3%	29,252	+3%

Executive Overview

BUSINESS

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes various brands and labels of rum, vodka, whisky, gin, vermouth and tequila products among others, of which most are sold on a global basis.

OPERATIONS

The Company operates in markets throughout the world with the principal markets being the United States, Mexico and all major European countries. The Company has prioritized its expansion in the emerging markets of China and other Asia Pacific markets and operates in various markets in Latin America.

Sales less excise taxes in the United States, Mexico and Europe represent 90% of the Company's total sales. The United States spirits market continues to drive volume growth for international spirits, resulting from favorable demographics and tastes shifting to premium and super-premium spirits brands. Spirits consumption in Europe continues to decline due to the negative trend in demographics, decline of the aperitif moment and the diminishing Ready-to-Drink category while Asia Pacific is providing significant growth for international spirits.

BRANDS

The Company's Global Spirits Brands are comprised of BACARDI rum, GREY GOOSE vodka, DEWAR'S Scotch whisky, BOMBAY gin, CAZADORES tequila and ERISTOFF vodka. Volume for Global Spirits Brands grew to 31 million nine litre cases in Fiscal 2008 and represents 46% of total Company volumes. The Company has invested a significant portion of its advertising and promotion funds in support of these Global Spirits Brands.

Other Company brands include MARTINI vermouth, WILLIAM LAWSON'S Scotch whisky, Ready-to-Drink products and other regional brands. The Company has agency agreements with third party brand owners to distribute their brands through the Company's distribution network.

The following is a review of Bacardi Limited's results of operations and financial condition for the fiscal years ended March 31, 2008, 2007 and 2006.

Fiscal 2008 compared to Fiscal 2007

SALES LESS EXCISE TAXES

Sales less excise taxes ("sales") increased by +14% in Fiscal 2008. Excluding the favorable impact of foreign exchange, sales grew by +8%.

Excluding the favorable impact of foreign exchange, Global Spirits Brands sales have increased by +9% of which volume growth and price increases represent +5% and +4%, respectively. Our Global Spirits Brands portfolio continues to benefit from the strong performance of GREY GOOSE vodka which reported growth of +23%, with the United States leading this growth. Sales of BACARDI rum increased by +3% primarily due to higher prices in the United States and increased volume in Russia, partially offset by volume declines in Mexico as a result of the decision to reduce trade inventory levels and adjust trade terms. Excluding the negative impact of Mexico, BACARDI rum sales increased by +6% over the prior year. DEWAR'S Scotch whisky sales increased by +6% reflecting higher volume and higher prices in key markets partially offset by lower volumes in the United States due to the timing of promotional pricing. The Company continues its investment and efforts to further develop the DEWAR'S 12 Year Old brand in China and selective Asia Pacific markets. Sales of BOMBAY gin grew by +11% due to price increases in key markets and volume growth in the United States. CAZADORES tequila sales were +8% higher than the prior year reflecting distribution expansion of the brand in the United States. ERISTOFF vodka sales increased by +16% mainly due to higher prices and a favorable change in product mix as a result of the volume growth of flavors.

MARTINI vermouth sales grew by +6% primarily due to higher prices in the brand's key markets and the continuing positive development of the Company's business in Russia, where MARTINI vermouth plays a leading role.

GROSS PROFIT

Increased sales resulted in a +10% growth in gross profit. Gross profit margin for Fiscal 2008 was 53.0% compared to 53.6% for Fiscal 2007. During Fiscal 2008, the Company experienced increases in its manufacturing costs primarily driven by higher raw material and energy related costs which have negatively impacted packaging materials, freight and other expenses. These increases were partially offset by efficiency initiatives implemented in the current fiscal year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative expenses ("SG&A") increased by +$155 million or +9% in Fiscal 2008. Excluding the unfavorable impact of foreign exchange, SG&A expenses increased by +$69 million or +4% due mainly to increases of advertising and promotion (+$60 million or +7%), and higher marketing and selling expenses (+$51 million or +15%). This increase also includes investments in infrastructure for emerging markets, in particular China and Russia. These increases were partially offset by $95 million related to lower incentive compensation expense and the inclusion of non-recurring expenses in the prior year. SG&A expenses also include global inflationary increases.

EARNINGS FROM OPERATIONS

As a result of the items described above, earnings from operations reached the $1 billion milestone in Fiscal 2008 for the first time in the Company's history.

INTEREST EXPENSE, OTHER EXPENSE AND INCOME TAXES

Net interest expense increased by +13% in Fiscal 2008 due to higher interest rates, the shift from fixed to floating rate debt which is consistent with our long-term debt strategy and higher borrowings to fund and meet working capital needs. The increase in miscellaneous expense results primarily from higher foreign exchange losses. The effective tax rate was 10.6% for Fiscal 2008 as compared to 8.2% for Fiscal 2007 resulting from discrete tax items recognized in both periods.

NET INCOME

As a result of the items described above, net income for Fiscal 2008 was $795 million compared to $730 million for the prior year. Excluding non-recurring items from both periods, net income was +9% higher than the prior year.

Fiscal 2007 compared to Fiscal 2006

SALES LESS EXCISE TAXES

Sales less excise taxes ("sales") increased by +11% in Fiscal 2007. Excluding the favorable impact of foreign exchange, sales grew by +8%.

Excluding the favorable impact of foreign exchange, Global Spirits Brands sales increased by +10% of which volume growth represents +7% of the increase. This increase was led by the growth of GREY GOOSE vodka with increased sales of +36%, with the United States leading the growth. BACARDI rum sales grew by +3% due to higher sales in the United States and Mexico while volume declines in other key markets were partially offset by price increases. DEWAR'S Scotch whisky sales increased by +1% primarily due to higher prices in Fiscal 2007 in its principal markets of the United States and Spain and the growth of DEWAR'S 12 Year Old in China and other key Asia Pacific markets. BOMBAY gin experienced increased sales of +6% due to the growth of the brand in Spain and the United Kingdom. CAZADORES tequila sales increased by +7% compared to Fiscal 2006 as a result of higher sales in the United States. ERISTOFF vodka sales increased by +17% as a result of increased sales in all of its principal markets.

MARTINI vermouth sales grew by +7% due to higher sales in Russia and increased prices in most of its key markets while Agency sales grew by +14% primarily due to a new agency agreement to distribute Sauza tequila products in Mexico.

GROSS PROFIT

Increased sales and gross margins resulted in a +12% growth in gross profit. The gross margin increased to 53.6% in Fiscal 2007 from 52.1% in Fiscal 2006 primarily due to increased pricing and changes in the portfolio sales mix.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative ("SG&A") expenses increased by +$212 million or +14%. Excluding the foreign exchange impact, SG&A expenses increased by +$173 million or +12% primarily due to increases in advertising and promotion (+$53 million or +7%) in support of our Global Brands and increases in expenses related to the marketing and selling of our products (+$19 million or +6%). Selling, General and Administrative expenses in Fiscal 2007 includes expenses of +$47 million related to one-off costs and expenses related to initiatives to improve our manufacturing asset utilization, partially offset by income of -$21 million primarily related to gains on sales of an equity investment and a regional brand. Fiscal 2006 Selling, General and Administrative expenses include -$46 million of income primarily related to termination indemnities for distribution agreements and the reversal of a special tax provision.

EARNINGS FROM OPERATIONS

As a result of the items described above, earnings from operations increased by +9% including a favorable foreign exchange impact of +2%.

INTEREST EXPENSE, OTHER EXPENSE AND INCOME TAXES

Interest expense for Fiscal 2007 increased by +3% due to increasing interest rates, partially offset by lower debt balances compared to Fiscal 2006. The fluctuation in miscellaneous expense results primarily from foreign currency losses in Fiscal 2007 compared to foreign currency gains in Fiscal 2006. The effective tax rate was 8.2% for Fiscal 2007 as compared to 10.3% for Fiscal 2006 resulting from discrete tax items recognized in both periods.

NET INCOME

As a result of the items described above, net income for Fiscal 2007 was $730 million compared to $658 million for Fiscal 2006, an increase of +11%.

LIQUIDITY

The cash flows generated and available borrowing facilities continue to allow the Company to meet operating needs and distribute earnings. In the opinion of management, operating cash flows are sufficient to meet expected operating and capital expenditure requirements. During Fiscal 2008, the Company made $264 million in debt repayments on its Syndicated Credit Facility, invested $85 million in net fixed assets and distributed $316 million to its shareholders.

Cash provided by operations was $662 million in Fiscal 2008, a decrease of -$49 million as compared to Fiscal 2007. Increased net earnings continue to positively impact operating cash flows. The reduction in cash provided by operations was mainly due to decreases in short and long-term accrued liabilities and provisions and higher payments for awards exercised under the earnings appreciation rights plan. This is partially offset by the improved collection of the Company's accounts receivables.

Cash used in investing activities decreased to $129 million in Fiscal 2008 as compared to $178 million in Fiscal 2007. Of the $129 million in Fiscal 2008, $85 million represents net investment in fixed assets and $36 million of contractual payments related to the Fiscal 2005 acquisition of the GREY GOOSE brand.

Cash used in financing activities in Fiscal 2008 is primarily related to distributions to shareholders of $316 million, decreased borrowings under the short-term facilities of -$55 million and decreased borrowings under the long-term facilities of -$151 million.

Comparing Fiscal 2007 to Fiscal 2006, operations generated cash flows of $711 million, a decrease of -$30 million from the previous year. This resulted from increases in accounts receivable due to sales growth, increases in the investment in maturing inventory, primarily related to the Scotch whisky strategy, and finished goods, partially offset by increased accrued liabilities. Cash used in investing activities in Fiscal 2007 mainly represented cash utilized to purchase 42 BELOW and net investments in fixed assets. Cash used in financing activities decreased in Fiscal 2007 and mainly consisted of lower net debt repayments partially offset by increased distributions to shareholders.

Capital expenditures for Fiscal 2008 were $115 million compared to $68 million for the prior year. The increase in expenditures incurred in Fiscal 2008 relates primarily to the planned improvements and expansion of production facilities in Scotland in line with our Scotch whisky strategy.

Short-term borrowings represent lines of credit utilized for local operating needs.

LONG-TERM OBLIGATIONS

The Company has long-term obligations related to contracts, leases and borrowing facilities that resulted during the course of normal business operations and acquisitions of brands. For further description of these long-term obligations, refer to Notes 8 and 22 in the accompanying footnotes to the consolidated financial statements included in this Annual Report.

The following is a summary of the Company's scheduled principal obligation under its long-term debt at March 31, 2008:

	Fiscal Years			
	2009	2010-2013	After 2013	Total
(Expressed in Thousands of U.S. Dollars)	$	$	$	$
Long-term debt	331,730	1,909,333	51,769	2,292,832

MARKET RISKS

The Company's portfolio of brands generates sales and costs of sales throughout the world in a variety of currencies, predominantly the US Dollar, Euros and Pounds Sterling. The Company's foreign currency risk is largely minimized through our current operations which allows for the matching of foreign currency revenues and expenses. The Company utilizes foreign currency forward and option contracts to further reduce the remaining foreign currency exposure risk on its cash flows as described in Note 16 in the accompanying consolidated financial statements included in this Annual Report. To the extent foreign currency exposure remains, results from operations will be negatively impacted by a strengthening U.S. Dollar and conversely, positively impacted by a weakening U.S. Dollar. The Fiscal 2008 earnings from operations includes a favorable foreign exchange impact of $50 million or +5% from the weakening of the U.S. Dollar in the current year.

The operations of the Company are dependent on an adequate supply of raw materials, such as packaging components, molasses and wine. External factors such as weather, economic, political and supply conditions can affect the availability or prices of these raw materials. The Company reduces this exposure, where possible, by diversifying contracts with multiple suppliers and alternate arrangements.

The Company maintains a balance of fixed and variable rate debt to manage its exposure to changes in interest rates. The Company's variable rate debt is exposed to the risk of change in interest rates. At March 31, 2008, a 1% increase in the Company's variable rate debt would increase net interest expense by $18.8 million.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. U.S. generally accepted accounting principles are acceptable for the Company under Bermuda law. The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most critical accounting policies that require estimates and assumptions and could have a material effect on the results of operation or financial condition relate to intangible assets, employee benefit plans, income taxes and contingencies.

INTANGIBLE ASSETS

The intangible assets recorded in the consolidated financial statements were mainly obtained through acquisitions and represent trademarks and all related rights. Upon acquisition, the assets and liabilities acquired, including the brands, are recorded at fair value with any remaining amounts recorded as goodwill. Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period. Fair value estimates are primarily determined through the use of the royalty savings and excess earnings approaches and require subjectivity. As of March 31, 2008, all of the Company's brands are determined to have indefinite useful lives.

EMPLOYEE BENEFIT PLANS

The Company has a number of different pension and other retirement plans around the world. The cost of benefits earned by the employees by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that include market discount rates and management's best estimate of salary escalation, service lives of employees, employee turnover and medical inflation, as well as expected plan investment performance. The assumptions are reviewed on an annual basis. During the last few years, the Company has actively changed many of its retirement plans to defined contribution plans in an effort to better manage the pension and retirement plan expenses.

INCOME TAXES

Income tax expense is based on income generated and the statutory tax rates of the various tax jurisdictions in which the Company operates. Judgment is required in determining income tax expense as well as evaluating tax positions. Income taxes are recorded using the liability method which requires that current taxes be recognized for the estimated current taxes payable and deferred taxes be recognized for the temporary difference between the tax and accounting bases of assets and liabilities and for the future benefit of the realizable value of losses. Deferred income tax liabilities are recorded for certain foreign subsidiaries' undistributed earnings except to the extent that the retained earnings are expected to be indefinitely reinvested. Tax reserves are established when it is probable that additional taxes will be paid, are adjusted in light of changing facts and circumstances, and a number of years may elapse before a final resolution is reached. It is the Company's policy to establish adequate reserves so that the ultimate resolution of any outstanding tax assessments would not be expected to have a material effect on the Company's financial position or results of operations.

CONTINGENCIES

The Company and its subsidiaries are party to various legal claims, actions and complaints which due to their nature involve inherent uncertainties. Management assesses the probability of future loss and records a liability for probable losses.

Recent Accounting Pronouncements

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

During June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement framework for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and adoption. In accordance with FIN 48, a tax benefit from an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. If sustainable, the Company recognizes the greatest amount that is more likely than not to be sustained.

The Company adopted the provisions of FIN 48 on April 1, 2007. Beginning with the quarter ended June 30, 2007, the Company records liabilities for uncertain tax positions based on the criteria prescribed under FIN 48. The amounts ultimately realized may differ from the Company's estimates. The impact of adopting FIN 48 was recorded in retained earnings and amounted to $55.6 million.

BUSINESS COMBINATIONS

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) revises SFAS 141 and establishes principles and requirements for how the acquirer recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively and is effective for business combinations on or after April 1, 2009. Early adoption is prohibited.

NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an amendment to ARB No. 51" ("SFAS 160"). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective beginning April 1, 2009. Early adoption is prohibited. The Company has not yet determined the impact of adopting SFAS 160 on its consolidated financial statements.

DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". This Statement changes the disclosure requirements for derivative instruments and hedging activities and requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not yet determined the impact the adoption of this Statement will have on its disclosures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under our supervision and with the participation of management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2008.

PricewaterhouseCoopers, the Company's independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of March 31, 2008 as stated in their report which is included herein.

Andreas Gembler
President and Chief Executive Officer

Ralph Morera
Executive Vice President and Chief Financial Officer

May 16, 2008
Hamilton, Bermuda

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bacardi Limited and its subsidiaries (the Company) at March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 47 of this annual report. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Hamilton, Bermuda
May 16, 2008

Consolidated Statement of Earnings

For the Years Ended March 31, 2008, 2007 and 2006

(Expressed in Thousands of U.S. Dollars)

	2008 $	2007 $	2006 $
SALES	5,545,606	4,967,435	4,558,345
EXCISE TAXES	1,015,444	978,780	952,861
	4,530,162	3,988,655	3,605,484
COST OF SALES	1,591,431	1,326,996	1,232,066
GROSS PROFIT	2,938,731	2,661,659	2,373,418
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,867,663	1,712,280	1,500,356
EARNINGS FROM OPERATIONS	1,071,068	949,379	873,062
OTHER (INCOME) EXPENSES			
Interest Income	(3,267)	(3,406)	(4,101)
Interest expense	162,462	144,517	140,726
Miscellaneous expense - net	22,824	12,848	2,836
	182,019	153,959	139,461
EARNINGS BEFORE INCOME TAXES	889,049	795,420	733,601
PROVISION FOR INCOME TAXES	94,348	64,922	75,271
NET INCOME	794,701	730,498	658,330

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of March 31, 2008 and 2007

(Expressed in Thousands of U.S. Dollars, except share and per share amounts)

	2008 $	2007 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	25,830	17,430
Accounts receivable, less allowance for doubtful accounts of $29,688 and $24,483, respectively	951,658	858,053
Inventories	1,015,786	878,358
Other current assets	201,533	149,634
	2,194,807	1,903,475
LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS	273,422	229,935
PROPERTY, PLANT AND EQUIPMENT, NET	622,368	556,812
INTANGIBLE ASSETS	5,686,855	5,475,503
	8,777,452	8,165,725
LIABILITIES		
CURRENT LIABILITIES		
Short-term borrowings	412,955	411,598
Accounts payable	304,659	270,895
Accrued liabilities	727,147	684,486
Taxes payable	162,069	139,512
Current portion of long-term debt	331,730	248,029
Series 3 Preferred Shares	187,875	–
	2,126,435	1,754,520
LONG-TERM DEBT	1,961,102	2,037,525
OTHER LIABILITIES	559,251	542,461
SERIES 3 PREFERRED SHARES	–	158,920
	4,646,788	4,493,426
BMRH FOUNDERS' COMMON SHARES	92,467	92,467
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
COMMON SHARES, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
SHARE PREMIUM	957,267	957,267
RETAINED EARNINGS	3,200,826	2,777,641
ACCUMULATED OTHER COMPREHENSIVE LOSS	(152,805)	(187,985)
	4,038,197	3,579,832
	8,777,452	8,165,725

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended March 31, 2008, 2007 and 2006

(Expressed in Thousands of U.S. Dollars)

	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
BALANCE AT MARCH 31, 2005	32,909	957,267	1,800,653	(136,216)	2,654,613
Comprehensive income:					
Net income	–	–	658,330	–	658,330
Foreign currency translation adjustments	–	–	–	4,418	4,418
Minimum pension liability adjustments, net of tax of $3,543	–	–	–	(5,476)	(5,476)
Net change in gain on derivative instruments	–	–	–	4,694	4,694
Other	–	–	–	(766)	(766)
Total comprehensive income					661,200
Dividends declared	–	–	(131,641)	–	(131,641)
BALANCE AT MARCH 31, 2006	32,909	957,267	2,327,342	(133,346)	3,184,172
Comprehensive income:					
Net income	–	–	730,498	–	730,498
Foreign currency translation adjustments	–	–	–	17,664	17,664
Minimum pension liability adjustments, net of tax of $2,558	–	–	–	4,968	4,968
Net change in gain on derivative instruments	–	–	–	(6,673)	(6,673)
Other	–	–	–	1,004	1,004
Total comprehensive income					747,461
Adjustment to initially apply SFAS No.158, net of tax of $23,098	–	–	–	(71,602)	(71,602)
Dividends declared	–	–	(280,199)	–	(280,199)
BALANCE AT MARCH 31, 2007	32,909	957,267	2,777,641	(187,985)	3,579,832
Comprehensive income:					
Net income	–	–	794,701	–	794,701
Foreign currency translation adjustments	–	–	–	(5,194)	(5,194)
Deferred retirement benefit costs, net of tax of $16,067	–	–	–	46,366	46,366
Net change in gain on derivative instruments	–	–	–	(6,595)	(6,595)
Other	–	–	–	603	603
Total comprehensive income					829,881
Adjustment for the adoption of FIN 48 (note 1)	–	–	(55,587)	–	(55,587)
Dividends declared	–	–	(315,929)	–	(315,929)
BALANCE AT MARCH 31, 2008	32,909	957,267	3,200,826	(152,805)	4,038,197

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2008, 2007 and 2006

(Expressed in Thousands of U.S. Dollars)

	2008 $	2007 $	2006 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash provided from operations (note 3)	662,007	710,836	741,157
CASH FLOWS USED IN INVESTING ACTIVITIES			
Acquisition of GREY GOOSE brand	(35,962)	(17,542)	(10,428)
Acquisition of 42 Below Limited	–	(100,088)	–
Purchase of equity investments	(14,000)	–	–
Proceeds from sale of brands and investments	3,870	16,715	–
Purchase of property, plant and equipment	(115,132)	(67,540)	(62,473)
Proceeds on disposition of property, plant and equipment	30,030	5,755	11,359
Change in long-term investments, advances and other assets	1,948	(14,874)	(13,423)
Cash used in investing activities	(129,246)	(177,574)	(74,965)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Dividends paid	(315,929)	(280,199)	(170,188)
Short-term debt:			
Borrowings	420,255	463,539	260,650
Repayments	(475,509)	(313,763)	(309,409)
Long-term debt:			
Borrowings	910,134	425,629	207,922
Repayments	(1,061,542)	(830,248)	(649,387)
Payment of financing costs	–	(238)	(2,056)
Cash used in financing activities	(522,591)	(535,280)	(662,468)
CHANGE IN CASH AND EQUIVALENTS	10,170	(2,018)	3,724
CHANGE IN CASH AND EQUIVALENTS DUE TO UNREALIZED FOREIGN EXCHANGE	(1,770)	(1,258)	(37)
CASH AND EQUIVALENTS – BEGINNING OF YEAR	17,430	20,706	17,019
CASH AND EQUIVALENTS – END OF YEAR	25,830	17,430	20,706
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid during the year for:			
Interest	155,735	138,018	134,154
Income Taxes	95,667	104,017	82,896

The accompanying notes are an integral part of these consolidated financial statements.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Bacardi Limited (the "Company"), based in Bermuda, produces, markets and distributes premium spirits, aperitifs and ready-to-drink alcoholic beverages globally. The significant accounting policies of the Company are as follows:

(a) Basis of Preparation of Financial Statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in United States dollars. U.S. generally accepted accounting principles are acceptable for the Company under Bermuda law. The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(c) Foreign Currency Translation

(i) Translation of financial statements

The assets and liabilities of subsidiary companies denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated using average exchange rates for the period. The resulting gains and losses are deferred as a separate component of the accumulated other comprehensive loss caption of shareholders' equity and are included in net income only when there is a complete or substantially complete liquidation of an investment.

(ii) Translation of foreign currency transactions and balances

Transactions in foreign currencies are translated at the rates of exchange prevailing at the dates of those transactions. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange prevailing at the balance sheet date. Gains and losses on translation are included in net income.

(d) Cash and Equivalents

Cash and equivalents include cash and short-term deposits with an original maturity of less than three months.

(e) Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, and do not bear interest. The allowance for doubtful accounts represents the best estimate of the amount of probable credit losses.

(f) Inventories

Inventories are valued at the lower of cost or market. Cost is determined using standard costs and applying either the average cost or first-in, first-out method. Inventory costs include warehousing, insurance, ad valorem taxes and other carrying costs. In accordance with generally recognized industry practice, inventories of distilled spirits aging in bonded warehouses have been included in current assets, although the remaining aging period may be in excess of one year.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(g) Investments

The equity method of accounting is used for investments where the Company has the ability to exercise significant influence but not control. Other investments are accounted for at cost or fair value depending on the nature of the investment.

(h) Intangible Assets

Brands and other intangible assets which are determined to have indefinite useful lives and goodwill are not amortized. Brands and other intangible assets determined to have definite lives are amortized over their estimated useful lives. Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination, and is tested for impairment annually or more frequently if events or circumstances indicate goodwill may be impaired.

Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period. Fair value estimates are primarily determined through the use of the royalty savings and excess earnings approaches.

(i) Revenue Recognition

Revenues are recognized upon passage of title and risk of loss, which either occurs when the product is delivered to the point of shipment or to the customer. Revenue is stated net of discounts, sales returns and allowances, and certain sales incentives and other similar items. Sales for the years ended March 31, 2008, 2007 and 2006 are presented net of $1,368.9 million, $1,167.2 million and $1,071.2 million, respectively, for these items.

(j) Cost of Sales

Cost of sales includes the costs of receiving, producing, inspecting, warehousing, insuring and transporting goods sold during the period.

(k) Shipping and Handling Costs

Costs incurred for shipping and handling to customers are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and were $160.9 million, $136.1 million and $124.1 million for the years ended March 31, 2008, 2007 and 2006, respectively.

(l) Advertising and Promotion Costs

Advertising and promotion costs are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and are principally expensed as incurred. Advertising and promotion costs were $860.1 million, $760.2 million and $690.5 million for the years ended March 31, 2008, 2007 and 2006, respectively.

1. **BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

(m) Long Lived Assets

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows, except for land which is not depreciated:

Buildings	9 to 50 years
Machinery and equipment	3 to 25 years
Furniture and fixtures	3 to 14 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the expected useful life of the leasehold improvement.

Betterments and renewals, which improve and extend the life of an asset, are capitalized. Maintenance and repair costs are expensed as incurred. Upon disposition or retirement of long lived assets, a gain or loss is recognized for the difference between the net sales value and the book value of the assets. Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and from its eventual disposition are less than its carrying amount.

(n) Employee Benefit Plans

The Company has a number of different pension and other retirement plans, which are designed and managed according to the rules of the various countries in which it operates. Effective March 31, 2007, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This standard requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss). Additionally, SFAS No. 158 will require employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The impact of the adoption of this standard was recorded in other comprehensive income and amounted to $94.7 million ($71.6 million after tax) representing the difference between the funded status of the plans based on the projected benefit obligation and the amount previously recognized on the balance sheet, as of March 31, 2007.

The cost of benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that typically include market based discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. Due to these assumptions, the valuation of the pension plan obligations is subject to change. The Company bears the risk of experience gains and losses against these assumptions. The value of the pension plan assets and obligations will fluctuate as a result of actuarial gains and losses comprising changes in assumptions or experience gains and losses. Plan amendments are typically amortized over the expected average remaining service life of the employees. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the employees. For the non-pension postretirement benefit plans, the excess of the net actuarial gain or loss over 10% of the benefit obligation is amortized over the expected average remaining service life of the employees. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(o) Derivative Instruments

The Company enters into various forward, swap and option contracts to manage interest rate exposure and limit exposure to fluctuations in foreign currency exchange rates. At the inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the statements of earnings to offset changes in the fair value of the underlying hedged assets, liabilities or firm commitments. The Company currently has no derivatives designated as fair value hedges. Changes in fair value of derivatives that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive loss until the underlying hedged transactions are recognized in earnings. On an ongoing basis, derivatives used in hedging transactions are assessed to determine if they are "highly effective" in offsetting changes in fair value or cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge, changes in fair value of the derivatives are recognized in earnings immediately. Derivative instruments which do not qualify for hedge accounting are recorded at fair value in the balance sheet with changes in fair value recognized in earnings immediately.

(p) Incentive Plans

The Company has, as described in Note 13, a long term cash incentive plan. Compensation expense is recognized in net earnings over the vesting period on a straight-line basis. The Company also has, as described in Note 13, an earnings appreciation rights plan. Compensation expense is recognized in net earnings over the vesting period to the extent that the current unit value exceeds the grant price.

The Company, through a wholly owned subsidiary, has a stock-based compensation plan, which is described in Note 13. Awards issued under the plan are accounted for as stock appreciation rights and the amount by which the fair market value, as determined, exceeds the exercise price ("intrinsic value") is recorded as an increase or decrease to earnings over the vesting period.

(q) Income Taxes

Income taxes are recorded using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Deferred tax assets are also recognized for the benefit of losses available to be carried forward to future years for tax purposes to the extent that they are likely to be realized. When necessary, a valuation allowance is recognized to reduce net deferred tax assets to amounts that management believes are more likely than not to be realized.

Deferred income tax liabilities have been provided on certain foreign subsidiaries' undistributed earnings except to the extent that the retained earnings are considered to be indefinitely reinvested. The amount of unrecognized deferred income tax liability is not material.

During June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement framework for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and adoption. In accordance with FIN 48, a tax benefit from

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(q) Income Taxes *(Continued)*

an uncertain tax position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. If sustainable, the company recognizes the greatest amount that is more likely than not to be sustained.

The Company adopted the provisions of FIN 48 on April 1, 2007. Beginning with the quarter ended June 30, 2007, the Company records liabilities for uncertain tax positions based on the criteria prescribed under FIN 48. The amounts ultimately realized may differ from the Company's estimates. The impact of adopting FIN 48 on the Company's consolidated financial statements is summarized below.

	Balance at March 31, 2007 $	FIN 48 Adjustment $	Balance at April 1, 2007 $
(Thousands of U.S. Dollars)			
Other liabilities	542,461	55,587	598,048
Retained earnings	2,777,641	(55,587)	2,722,054

See Note 21 for additional FIN 48 information and disclosure.

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. As a result, there are inevitably tax assessments and issues relating to taxation which may arise in one or more jurisdictions. It is the Company's policy to establish adequate reserves so that the ultimate resolution of any outstanding tax assessments would not be expected to have a material effect on the Company's financial position or results of operations.

(r) Recent Accounting Pronouncements

(i) Business Combinations

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS 141(R)). SFAS 141(R) revises SFAS 141 and established principles and requirements for how the acquirer recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141 (R) applies prospectively and is effective for business combinations on or after April 1, 2009. Early adoption is prohibited.

(ii) Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an Amendment to ARB No. 51" ("SFAS 160"). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective beginning April 1, 2009. Early adoption is prohibited. The Company has not yet determined the impact of adopting SFAS 160 on its consolidated financial statements.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(r) Recent Accounting Pronouncements *(Continued)*

(iii) Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". This Statement changes the disclosure requirements for derivative instruments and hedging activities and requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not yet determined the impact the adoption of this Statement will have on its disclosures.

2. ACQUISITION OF 42 BELOW LIMITED

In December 2006, the Company acquired 42 Below Limited, a company that produces and distributes the premium 42 BELOW vodka brands, for an estimated purchase price of approximately $103 million in cash. The assets and liabilities acquired were recorded at fair value as determined on the acquisition date which included an intangible asset of $93 million, other assets of $14 million and liabilities of $4 million. The intangible asset represents the 42 BELOW trademark and all related rights, which have been determined to have indefinite lives. The results of operations of 42 Below Limited have been included in the consolidated financial statements from the date of acquisition.

3. STATEMENTS OF CASH FLOWS

Cash provided from operations is comprised as follows:

	For the Years Ended March 31,		
	2008	2007	2006
(Thousands of U.S. Dollars)	$	$	$
Net income	794,701	730,498	658,330
Items not affecting cash			
Deferred income taxes	(24,526)	(1,409)	(7,174)
Equity earnings net of dividends	(12,158)	(1,902)	(8,488)
Gain on sale of brands and related assets	(2,272)	(11,094)	-
Gain on sale of assets	(20,839)	(8,391)	(3,355)
Depreciation and amortization	75,206	73,532	71,951
Incentive compensation plans expense	5,166	36,528	55,232
Restructuring asset impairment charges	4,196	14,600	–
Net change in other items related to operations			
Accounts receivable	(6,259)	(81,794)	(3,911)
Inventories	(90,676)	(103,234)	51,226
Accounts payable	10,509	31,739	(11,213)
Accrued liabilities	30,244	64,414	46,786
Taxes payable	1,645	(14,142)	(50)
Pension liabilities	16,997	6,794	3,943
Other current assets	(31,773)	(14,264)	2,418
Other liabilities	(37,145)	16,204	(51,945)
Proceeds from issuance of Long-Term Incentive Plan shares	170	7,450	27,619
Payments to incentive compensation plan participants	(51,179)	(34,693)	(90,212)
Cash provided from operations	662,007	710,836	741,157

4. INVENTORIES

Inventories comprise:

(Thousands of U.S. Dollars)	March 31, 2008 $	March 31, 2007 $
Raw materials and supplies	109,314	99,365
Work-in-progress	90,905	81,800
Aging product	482,013	407,050
Finished goods	333,554	290,143
	1,015,786	878,358

5. LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS

Long-term investments, advances and other assets comprise:

(Thousands of U.S. Dollars)	March 31, 2008 $	March 31, 2007 $
Investments at equity	49,628	27,731
Investments at cost	40,849	35,210
Advances	12,525	14,611
Deferred tax assets, net	54,340	58,074
Prepaid and intangible pension assets	40,473	16,348
Derivative instruments	13,917	17,594
Other assets	61,690	60,367
	273,422	229,935

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises:

	March 31,			
(Thousands of U.S. Dollars)	Cost $	Accumulated Depreciation & Amortization $	2008 Net $	2007 Net $
Land	70,224	–	70,224	58,228
Buildings	499,551	287,800	211,751	189,149
Machinery, equipment, furniture and fixtures	813,012	564,612	248,400	225,907
Leasehold improvements and other	181,906	89,913	91,993	83,528
	1,564,693	942,325	622,368	556,812

Depreciation and amortization expense on property, plant and equipment for the years ended March 31, 2008, 2007 and 2006 amounts to $69.0 million, $66.1 million and $65.1 million, respectively. Total accumulated depreciation and amortization as of March 31, 2007 amounted to $851.3 million.

7. INTANGIBLE ASSETS

Intangible assets comprise:

	March 31,	
	2008	2007
(Thousands of U.S. Dollars)	$	$
Brands:		
GREY GOOSE	2,347,879	2,298,796
DEWAR'S	1,297,495	1,297,495
Martini & Rossi group	1,189,885	1,032,192
BOMBAY	360,646	360,646
CAZADORES	127,303	127,228
42 BELOW	105,673	94,966
Other	34,620	34,620
	5,463,501	5,245,943
Other intangible assets – net	7,960	14,166
Goodwill	215,394	215,394
	5,686,855	5,475,503

The brands above resulted from the purchases of each respective brand group and are determined to have indefinite lives. Other intangible assets are comprised of deferred finance charges, which are amortized over the life of the underlying debt.

As part of the purchase of GREY GOOSE in fiscal year 2005, the Company is obligated to pay up to $300 million of contingent consideration if certain sales volume targets are achieved on a yearly basis through 2014. For the years ended March 31, 2008 and 2007, the Company accrued for contingent pay-outs of approximately $48.2 million and $35.9 million, respectively. Through March 31, 2008, total contingent payments amounted to approximately $63.9 million. Payments of this contingent consideration are recorded as an increase to the GREY GOOSE intangible.

8. LONG-TERM DEBT

Long-term debt comprises:

	March 31,	
	2008	2007
(Thousands of U.S. Dollars)	$	$
Syndicated Credit Facility (a)	1,809,087	1,874,275
Private Placement Notes (b)	350,000	350,000
Other (c)	133,745	61,279
	2,292,832	2,285,554
Less: Current portion	331,730	248,029
	1,961,102	2,037,525

3. **LONG-TERM DEBT** *(Continued)*

(a) On July 27, 2004, the Company entered into a term and revolving credit facilities agreement with a group of financial institutions for the purpose of refinancing existing debt, the acquisition of the GREY GOOSE brand and for general corporate purposes. These facilities bear interest, paid quarterly, at the relevant LIBOR rate plus a margin, which ranges from 0.20% to 0.60%, as determined by the Company's leverage ratio on a quarterly basis and allow for prepayments. These facilities are comprised of the following:

(i) Facility A1 – a €648.1 million ($1,023.2 million and $865.5 million at March 31, 2008 and 2007, respectively) term loan maturing on July 27, 2009. The average interest rates on outstanding balances were 4.93% and 4.11% at March 31, 2008 and 2007, respectively.

(ii) Facility A2 – an amortizing term loan of $195.0 million and $595.0 million at March 31, 2008 and 2007, respectively. Semi-annual principal payments of $100 million are due with the remaining principal and accrued interest due at maturity on July 27, 2009. The average interest rates on outstanding balances were 2.90% and 5.55% at March 31, 2008 and 2007, respectively.

(iii) Facility B – a $1 billion multicurrency revolving credit facility with an outstanding balance of $590.9 million and $413.8 million at March 31, 2008 and 2007, respectively. This facility matures on July 27, 2009. The Company had borrowings in both U.S. Dollars and Pounds Sterling under this facility. The average interest rates on these outstanding balances were 3.65% and 5.61% at March 31, 2008 and 2007, respectively.

(b) The Private Placement Notes ("the Notes") consist of notes held by insurance companies as follows:

(i) On March 25, 2004, the Company issued $350 million in Private Placement Notes that pay interest semi-annually. These notes are comprised of two series, Series A Notes amounting to $300 million and Series B Notes amounting to $50 million. The Series A Notes bear interest at 4.42% and mature on March 25, 2011. The Series B Notes bear interest at LIBOR plus 0.65% and mature on March 25, 2014. The average interest rate on the Series B Notes was 3.19% and 5.96% at March 31, 2008 and 2007, respectively. Proceeds from the Notes were utilized to pay existing debt.

(c) Certain of the Company's subsidiaries have also entered into additional financing arrangements in various currencies. The agreements bear interest at fixed and floating rates ranging from 0% to 10.50% and 5.74% to 9.20% at March 31, 2008 and 2007, respectively.

The weighted average interest rate on short-term borrowings was 5.12% and 6.08% at March 31, 2008 and 2007, respectively.

Long-term debt denominated in foreign currencies totals approximately $1,288.1 million and $1,055.8 million at March 31, 2008 and 2007, respectively.

8. LONG-TERM DEBT *(Continued)*

Under the terms of the Company's debt agreements, the Company is required to maintain certain financial covenants related to the levels of interest coverage and net debt. In addition, the agreements place certain restrictions on sales of assets, investments, business amalgamations and pledging of assets by the Company and its subsidiaries. The Company believes it is in compliance with all covenants at March 31, 2008.

The following debt repayment schedule sets out the annual principal repayments as per agreements:

(Thousands of U.S. Dollars)		$
for the year ending March 31,	2009	331,730
	2010	1,609,087
	2011	300,246
	2012	–
	2013	–
	Thereafter	51,769
		2,292,832

9. OTHER LIABILITIES

Other liabilities comprise:

	March 31,	
	2008	**2007**
(Thousands of U.S. Dollars)	**$**	**$**
Employee benefit liabilities	252,167	271,616
Deferred tax liabilities	82,854	91,183
Other liabilities	224,230	179,662
	559,251	542,461

10. EMPLOYEE BENEFIT PLANS

The Company has a number of different pension and termination indemnity plans, as well as other post-retirement benefit plans in the various countries in which it operates. Pension benefits are generally based on years of service and/or compensation. The majority of benefit obligations and pension plan assets are measured as of December 31 each year.

Defined Benefit Pension Plans

The Company's defined benefit pension and termination indemnity benefits are based primarily on years of service and employees' earnings near retirement. Information about the funded and unfunded pension plans and termination indemnity plans maintained by certain of the Company's subsidiaries is as follows:

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

	Funded Pension Plans		Unfunded Pension Plans	
	2008	**2007**	**2008**	**2007**
(Thousands of U.S. Dollars)	**$**	**$**	**$**	**$**
CHANGE IN PENSION BENEFIT OBLIGATION, FOR THE YEAR ENDED MARCH 31,:				
Present value at beginning of year	440,392	397,512	159,748	160,770
Service cost	16,536	14,792	2,491	3,246
Interest cost	24,272	21,384	7,341	7,299
Employee contributions	3,530	1,199	–	–
Prior service costs	339	3,201	26	621
Benefits paid	(23,128)	(17,564)	(21,060)	(15,963)
Actuarial gain	(54,282)	(9,810)	(11,612)	(5,648)
Other	(3,399)	9,793	6,479	374
Foreign currency	10,340	19,885	14,803	9,049
Present value at end of year	414,600	440,392	158,216	159,748
CHANGE IN PENSION PLAN ASSETS, FOR THE YEAR ENDED MARCH 31,:				
Fair value at beginning of year	400,467	336,455	–	–
Actual return on plan assets	6,433	31,882	–	–
Company contributions	18,342	17,642	21,060	15,963
Employee contributions	3,530	1,199	-	–
Benefits paid	(23,128)	(17,564)	(21,060)	(15,963)
Other	(2,602)	12,506	–	–
Foreign currency	8,611	18,347	–	–
Fair value at end of year	411,653	400,467	–	–
FUNDED STATUS – OVERALL DEFICIT, AT MARCH 31,:	(2,947)	(39,925)	(158,216)	(159,748)
Company contributions after measurement date	345	574	942	1,016
Net liability recognized in the consolidated balance sheets	(2,602)	(39,351)	(157,274)	(158,732)
AMOUNTS NOT YET REFLECTED IN PENSION EXPENSE BUT INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE LOSS, AT MARCH 31,:				
Transition obligation	–	–	(553)	(778)
Prior service cost	(5,623)	(6,816)	(5,394)	(7,004)
Net actuarial loss	(12,752)	(49,784)	(5,732)	(18,177)
Accumulated other comprehensive loss	(18,375)	(56,600)	(11,679)	(25,959)

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

	Funded Pension Plans		Unfunded Pension Plans	
	2008	2007	2008	2007
(Thousands of U.S. Dollars)	$	$	$	$
(LIABILITIES) ASSETS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF, AT MARCH 31,:				
Non-current prepaid pension assets	40,473	16,348	–	–
Current accrued pension liabilities	–	–	(9,053)	(10,507)
Non-current accrued pension liabilities	(43,075)	(55,699)	(148,221)	(148,225)
Net (liability) asset recognized in the consolidated balance sheets	(2,602)	(39,351)	(157,274)	(158,732)
INFORMATION ON THE ACCUMULATED BENEFIT OBLIGATION, AT MARCH 31,:				
Accumulated benefit obligation	347,481	365,691	145,711	143,498
INFORMATION FOR PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS, AT MARCH 31,:				
Projected benefit obligation	89,245	90,679	158,216	159,748
Accumulated benefit obligation	79,112	78,295	145,711	143,498
Fair value of plan assets	65,397	61,423	–	–

	Funded Pension Plans			Unfunded Pension Plans		
	2008	2007	2006	2008	2007	2006
(Thousands of U.S. Dollars)	$	$	$	$	$	$
COMPONENTS OF PENSION EXPENSE, FOR THE YEAR ENDED MARCH 31,:						
Service cost	16,536	14,792	12,344	2,491	3,246	2,339
Interest cost	24,272	21,384	19,592	7,341	7,299	7,251
Expected return on plan assets	(26,262)	(22,838)	(20,050)	–	–	–
Amortization of transition (asset) obligation	–	(80)	(145)	225	111	73
Amortization of prior service cost	1,557	957	165	1,644	1,385	1,351
Amortization of net loss	1,605	3,009	2,402	565	1,185	951
Other	682	570	1,438	4,804	1,434	1,093
Pension Expense	18,390	17,794	15,746	17,070	14,660	13,058

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

(Thousands of U.S. Dollars)	Funded Pension Plans 2008 $	Funded Pension Plans 2007 $	Funded Pension Plans 2006 $	Unfunded Pension Plans 2008 $	Unfunded Pension Plans 2007 $	Unfunded Pension Plans 2006 $
PENSION CHANGES RECOGNIZED IN COMPREHENSIVE LOSS, FOR THE YEAR ENDED MARCH 31,:						
(Decrease) increase in minimum liability	–	(4,728)	5,958	–	(2,798)	3,061
Prior service cost arising during the year	321	–	–	26	–	–
Net gain arising during the year	(35,151)	–	–	(8,468)	–	–
Amortization of transition obligation	–	–	–	(225)	–	–
Amortization of prior service cost	(1,535)	–	–	(1,641)	–	–
Amortization of net loss	(1,608)	–	–	(542)	–	–
Other	(252)	–	–	(3,430)	–	–
Changes recognized in comprehensive loss	(38,225)	(4,728)	5,958	(14,280)	(2,798)	3,061

The estimated portions of the transition obligation, prior service cost and net loss that will be amortized from accumulated other comprehensive loss into pension expense over the next fiscal year are $0.2 million, $2.4 million and $0.0 million, respectively.

	Funded Pension Plans 2008	Funded Pension Plans 2007	Unfunded Pension Plans 2008	Unfunded Pension Plans 2007
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PRESENT VALUE OF PENSION BENEFIT OBLIGATIONS AT THE END OF THE YEAR				
Discount rate	6.3%	5.5%	5.6%	5.2%
Rate of compensation increase	4.0%	4.0%	2.7%	3.2%

	Funded Pension Plans 2008	Funded Pension Plans 2007	Funded Pension Plans 2006	Unfunded Pension Plans 2008	Unfunded Pension Plans 2007	Unfunded Pension Plans 2006
WEIGHTED-AVERAGE ASSUMPTIONS AT THE BEGINNING OF THE YEAR USED TO DETERMINE PENSION EXPENSE						
Discount rate	5.5%	5.2%	5.6%	5.2%	5.0%	5.3%
Rate of compensation increase	4.0%	4.0%	4.0%	3.2%	3.2%	3.4%
Expected long-term rate of return on plan assets	6.5%	6.4%	6.7%	–	–	–

To develop the expected long-term rate of return on assets assumption for each plan, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocations of the funds.

The weighted average asset allocation and target allocation by asset category of the pension plan assets are as follows, at March 31,:

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

Asset Category	Target Allocation	Actual Allocation March 31, 2008	2007
Equity securities	53%	53%	57%
Debt securities	43%	43%	37%
Other	4%	4%	6%
Total	100%	100%	100%

The investments of the pension funds are diversified across a range of asset classes and are diversified within each asset class. The assets are generally actively managed with the goal of adding some incremental value through security selection and asset allocation.

Non-Pension Retirement Benefit Plans

Information about the unfunded non-pension retirement benefit plans, which consist mostly of post retirement healthcare benefit plans maintained by certain of the Company's subsidiaries, is as follows:

(Thousands of U.S. Dollars)	2008 $	2007 $
CHANGE IN NON-PENSION BENEFIT OBLIGATION, FOR THE YEAR ENDED MARCH 31,:		
Present value at beginning	70,894	63,775
Service cost	1,866	2,159
Interest cost	3,927	3,651
Benefits paid	(2,659)	(2,490)
Actuarial (gain) loss	(8,475)	738
Other	–	2,882
Foreign currency	776	179
Present value at end of year	66,329	70,894
FUNDED STATUS – (DEFICIT), AT MARCH 31,:	(66,329)	(70,894)
Company contributions after measurement date	602	612
Accrued non-pension liabilities recognized in the consolidated balance sheet	(65,727)	(70,282)
AMOUNTS NOT YET REFLECTED IN NON-PENSION EXPENSE BUT INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE LOSS, AT MARCH 31,:		
Transition obligation	(9,513)	(10,500)
Prior service gain	539	584
Net actuarial loss	(5,534)	(14,520)
Accumulated other comprehensive loss	(14,508)	(24,436)

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Non-Pension Retirement Benefit Plans *(Continued)*

(Thousands of U.S. Dollars)	2008 $	2007 $
LIABILITY RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF, MARCH 31,:		
Current non-pension accrued liabilities	(4,856)	(2,590)
Non-current non-pension accrued liabilities	(60,871)	(67,692)
Liability recognized in the consolidated balance sheet	(65,727)	(70,282)

(Thousands of U.S. Dollars)	2008 $	2007 $	2006 $
COMPONENTS OF NON-PENSION EXPENSE, FOR THE YEAR ENDED MARCH 31,:			
Service cost	1,866	2,159	1,790
Interest cost	3,927	3,651	3,342
Amortization of transition obligation	1,052	770	765
Amortization of prior service cost	(44)	10	12
Amortization of net loss	408	417	325
Other	348	359	87
Non-pension expense	7,557	7,366	6,321
NON-PENSION CHANGES RECOGNIZED IN COMPREHENSIVE LOSS, FOR THE YEAR ENDED MARCH 31,:			
Net gain arising during the year	(8,445)	–	–
Amortization of transition obligation	(1,030)	–	–
Amortization of prior service cost	44	–	–
Amortization of net loss	(409)	–	–
Other	(88)	–	–
Changes recognized in comprehensive loss	(9,928)	–	–

The estimated portions of the transition obligation, prior service cost and net loss that will be amortized from accumulated other comprehensive loss into non-pension expense over the next fiscal year are $1.1 million, $(0.1) million and $0.2 million, respectively.

	2008 $	2007 $
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PRESENT VALUE OF NON-PENSION BENEFIT OBLIGATIONS AT END OF YEAR		
Discount rate	6.0%	5.6%
Medical inflation rate (initial rate / ultimate rate)	7.3%/4.9%	7.9%/5.0%

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Non-Pension Retirement Benefit Plans *(Continued)*

	2008	2007	2006
	$	$	$
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NON-PENSION EXPENSE			
Discount rate	5.6%	5.5%	5.7%
Medical inflation rate (initial rate / ultimate rate)	7.9%/5.0%	9.2%/4.9%	10.0%/5.0%

For fiscal year 2008, the effect of a one percentage point increase or decrease in the assumed medical inflation rate on the non-pension service and interest costs is a $1.2 million increase and a $0.9 million decrease, respectively, and on the benefit obligation, a $10.5 million increase and a $8.4 million decrease, respectively.

Defined Contribution Plans

Certain of the Company's subsidiaries maintain funded defined contribution pension plans and insured pension plans for which the total expense recognized by the Company is $11.8 million, $10.7 million and $8.2 million for the years ended March 31, 2008, 2007 and 2006, respectively.

Cash Flows

In fiscal year 2009, the Company expects to contribute approximately $17.6 million to its funded pension plans, $11.5 million in benefit payments for unfunded pension plans, $2.8 million in benefit payments for other unfunded non-pension plans and $13.5 million to funded defined contribution plans. The Company does not expect any plan assets to be returned to the Company in the next fiscal year.

Estimated future benefit payments under the defined benefit pension plans and the non-pension plans are as follows:

(Thousands of U.S. Dollars)	Funded Pension Plans	Unfunded Pension Plans	Unfunded Non-Pension Plans
	$	$	$
YEAR ENDED MARCH 31,			
2009	19,205	11,451	2,804
2010	19,539	11,180	2,934
2011	16,293	11,359	3,073
2012	18,453	11,699	3,187
2013	17,427	11,041	3,297
2014 – 2018	102,238	56,302	18,481

11. SERIES 3 PREFERRED SHARES

The Series 3 Preferred Shares represent preferred shares of a subsidiary which were issued in connection with the acquisition of the Martini & Rossi group. As provided for under the terms of the shares, the Company elected to call the shares for redemption and the shares are expected to be redeemed in June 2008. The shares amounted to 119 million Euro as of March 31, 2008 and 2007. Dividend expense, at the rate of 7%, amounted to $11.8 million, $10.7 million, and $10.1 million for the years ended March 31, 2008, 2007, and 2006 respectively, and is included in interest expense in the accompanying consolidated statements of earnings. The Series 3 Preferred Shares are designated as a hedge of the Company's net investment in Euro based subsidiaries. As such, the foreign currency translation gains and losses are recorded in accumulated other comprehensive loss and amounted to a $29.0 million loss, a $14.7 million loss and a $10.1 million gain at March 31, 2008, 2007 and 2006, respectively.

12. BMRH FOUNDERS' COMMON SHARES

On May 7, 1993, Bacardi-Martini & Rossi Holdings N.V. ("BMRH"), a subsidiary of the Company, issued common shares ("BMRH Founders' common shares") to former Martini & Rossi shareholders. The dividend rate is equal to that paid on the common shares of the Company. The shares are convertible, solely at the option of the Company into shares of common stock of the Company on a one-for-one basis. The provisions of these shares entitle the holders to cause BMRH to purchase all or any portion of their shares for a limited period following the occurrence of certain events. The shares are presented as minority interest in the accompanying consolidated balance sheets. Dividend expense for the BMRH Founders' common shares amounted to $7.8 million, $6.9 million, and $4.2 million for the years ended March 31, 2008, 2007, and 2006 respectively, and is included in miscellaneous expense - net in the accompanying consolidated statements of earnings. As of March 31, 2008 and 2007, 580,565 shares are outstanding.

13. INCENTIVE PLANS

Long-Term Incentive Cash Plan

Effective September 1, 2007, the Company implemented a Long-Term Cash Incentive Plan (the "Plan") to compensate selected key employees with the objective of maximizing the growth of the Company. Under the terms of the Plan, awards, representing a contingent right to payment of a targeted cash amount, are issued at a predetermined amount. The amount that is eventually paid from the Plan will be based on a three-year performance period evaluation. The measures used in this evaluation will reflect both financial and strategic objectives. The awards vest 100% on the third anniversary of their issuance, and are automatically exercised upon vesting. As of March 31, 2008, awards representing an estimated total target payout of $17.9 million, with a maximum payment of $35.8 million, have been issued and are outstanding. Compensation expense, currently estimated at a total of $3.5 million, under this plan is accrued on a straight-line basis over the vesting period.

Earnings Appreciation Rights Plan

Effective April 1, 2002, the Company implemented an Earnings Appreciation Rights Plan ("EARP") to compensate key employees with an interest in maximizing the growth of the Company. Awards under the plan are granted on April 1st of each fiscal year to key employees at a unit value based on a multiple of earnings ("grant price"). The awards vest 100% on the third anniversary of their issuance and expire on June 30th of the fifth calendar year following the year in which they were granted. Once vested, awards may be exercised during a 30-day period from June 1st to June 30th in each fiscal year. Upon exercise, award holders are entitled to receive the difference between the grant price and the current unit value of the awards.

As of April 1, 2007, no further awards have been or are expected to be issued under this plan.

13. INCENTIVE PLANS *(Continued)*

Earnings Appreciation Rights Plan *(Continued)*

The following table summarizes the EARP award activity:

	For the Years Ended March 31,					
	2008		2007		2006	
	# of awards outstanding	Weighted average exercise price $	# of awards outstanding	Weighted average exercise price $	# of awards outstanding	Weighted average exercise price $
Outstanding at beginning of year	718,250	150.12	704,500	127.03	648,725	120.34
Issued	–	–	142,275	250.60	106,900	169.88
Cancelled	(35,625)	214.00	(48,550)	150.70	(30,800)	124.13
Exercised and redeemed	(389,018)	121.12	(79,975)	125.15	(20,325)	143.33
Outstanding at end of year	293,607	180.78	718,250	150.12	704,500	127.03
Exercisable at April 1	180,882	137.28	494,125	118.97	219,275	127.23

The following table summarizes information about awards outstanding at year end:

Awards expiring June 30,	# of awards outstanding	# of awards exercisable at April 1, 2008	Exercise price
2008	23,075	23,075	119.87
2009	86,957	86,957	115.33
2010	70,850	70,850	169.88
2011	112,725	–	250.60
	293,607	180,882	

At March 31, 2008, the weighted average remaining contractual life of the EARP awards outstanding is 2.18 years (2007 – 2.49 years).

During the years ended March 31, 2008, 2007 and 2006, the Company recognized expense of $2.5 million, $35.8 million, and $42.7 million, respectively, representing the change in the earned intrinsic value of the outstanding awards which is included in the accompanying consolidated statements of earnings. As of March 31, 2008 and 2007, a liability of $42.8 million and $85.6 million, respectively, is recorded for this plan, which represents the earned portion of the intrinsic value of these awards. Of the March 31, 2008 liability, $40.0 million is included in accrued liabilities and $2.8 million is included in other liabilities, and of the March 31, 2007 liability, $76.9 million is included in accrued liabilities and $8.7 million is included in other liabilities in the accompanying consolidated balance sheets. If all units exercisable at April 1, 2008 were to be exercised at the April 1, 2008 unit value, the related cash outflow of the Company would be approximately $40.0 million.

13. INCENTIVE PLANS *(Continued)*

Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (the "Plan") to provide incentives for selected senior executives to achieve long-term business goals of the Company and its shareholders. Since fiscal year 2002, no options have been issued under this plan and no further options are expected to be issued. At March 31, 2008, there are shares outstanding with a weighted average remaining contractual life of 2.17 years (2007 – 2.99 years). During fiscal years 2008, 2007, and 2006 the Company recognized (income) / expense of ($0.8) million, $0.8 million, and $12.5 million respectively, including both the change in the earned intrinsic value of the outstanding awards and dividends. As of March 31, 2008 and 2007, a liability, representing the earned intrinsic value of these shares, amounting to $0.6 million and $2.1 million, respectively, is included in accrued liabilities in the accompanying consolidated balance sheets.

14. MANUFACTURING AND ASSET UTILIZATION

During fiscal 2008 and 2007, the Company recorded $18.8 million and $47.3 million, respectively, of severance and asset write down charges resulting from the Company's initiative to improve manufacturing and asset utilization. These charges are included within selling, general and administrative expenses in the accompanying financial statements for the years ended March 31, 2008 and 2007. The following table sets forth the significant components of and activity related to the accrued manufacturing and asset utilization charges as of March 31, 2007 and 2008, respectively:

(Thousands of U.S. Dollars)	**Severance Charges**	**Asset Write Down Charges**
ACCRUED BALANCE AT MARCH 31, 2006	–	–
Charges accrued during fiscal 2007	32,700	14,600
Non-cash charges	–	(14,600)
ACCRUED BALANCE AT MARCH 31, 2007	32,700	–
Charges accrued during fiscal 2008	14,848	4,000
Non-cash charges	–	(4,000)
Reversals	(6,100)	–
Cash payments	(15,240)	–
ACCRUED BALANCE AT MARCH 31, 2008	26,208	–

The manufacturing and asset utilization accruals reported in the table above are included in accrued liabilities in the accompanying consolidated balance sheets for all periods presented.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments are as follows:

(Thousands of U.S. Dollars)	March 31, 2008		March 31, 2007	
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Cash and equivalents	25,830	25,830	17,430	17,430
Accounts receivable	951,658	951,658	858,053	858,053
Short-term borrowings	(412,955)	(412,955)	(411,598)	(411,598)
Accounts payable	(304,659)	(304,659)	(270,895)	(270,895)
Accrued liabilities	(727,147)	(727,147)	(684,486)	(684,486)
Taxes payable	(162,069)	(162,069)	(139,512)	(139,512)
Long-term debt	(2,292,832)	(2,317,059)	(2,285,554)	(2,285,554)
Series 3 Preferred Shares	(187,875)	(186,273)	(158,920)	(169,712)
Foreign currency contracts and options	(3,571)	(3,571)	(900)	(900)
Interest rate swap agreements	10,577	10,577	17,172	17,172

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of March 31, 2008 or 2007 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

Cash and Equivalents, Accounts Receivable, Short-term borrowings, Accounts Payable, Accrued Liabilities and Taxes Payable

The carrying amounts of cash and equivalents, accounts receivable, short-term borrowings, accounts payable, accrued liabilities and taxes payable approximate their fair values due to the short maturity of these instruments.

Long-Term Debt and Series 3 Preferred Shares

The fair values of long-term debt and Series 3 Preferred Shares were estimated using discounted cash flow analyses based on market rates available to the Company for similar debt with the same remaining maturities.

Foreign Currency Contracts and Options

The fair values of the foreign currency forward contracts and options were estimated using current market prices for similar instruments.

Interest Rate Swap Agreements

The fair value of the interest rate swap agreements was estimated based on counterparty quotations for the instruments.

16. DERIVATIVE INSTRUMENTS

Foreign Currency Contracts

The Company holds foreign currency forward contracts and currency options, which mature at various dates within the following twenty-three months, to purchase and sell foreign currencies with a notional amount of $817.6 million and $992.6 million, respectively, as of March 31, 2008 (2007 - $247.5 million and $281.8 million, respectively). The forward contracts and currency options are primarily for the Euro, Pounds and Francs and there are less significant notional amounts for various other currencies. These instruments do not qualify for hedge accounting treatment and consequently the changes in fair values are immediately recognized in earnings. The net loss recognized on foreign currency contracts for the years ended March 31, 2008, 2007 and 2006, is $19.7 million, $1.3 million and $3.6 million, respectively, and is included in miscellaneous expense - net in the accompanying consolidated statements of earnings.

Interest Rate Swaps

The Company has interest rate swap agreements designated as cash flow hedges which exchange floating rates on portions of its Syndicated Credit Facility. Current outstanding notional amounts of these contracts are €330 million with an average fixed interest rate of 3.087% at March 31, 2008. At March 31, 2007, the notional amounts were $300 million and €330 million with an average fixed interest rate of 3.03%. For fiscal years 2008, 2007 and 2006, there has been no ineffectiveness related to these cash flow hedges and all fair value adjustments have been included in accumulated other comprehensive loss.

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss is comprised of the following:

	March 31,	
(Thousands of U.S. Dollars)	2008 $	2007 $
Foreign currency translation	(130,315)	(125,121)
Deferred retirement benefit costs, net of taxes of $11,043 and $27,110, respectively	(33,519)	(79,885)
Unrealized gain on cash flow hedges	10,577	17,172
Other	452	(151)
Accumulated Other Comprehensive Loss	(152,805)	(187,985)

18. CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk or counter-party risk principally consist of cash and equivalents, trade receivables, certain pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts. The Company's credit risk or counter-party risk on foreign currency contracts, currency options and currency and interest rate swaps is the replacement cost at the then estimated fair value of the instruments. The Company places its cash and equivalents, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize credit risk of trade receivables.

19. AUTHORIZED SHARE CAPITAL

During May 2003, an amendment to the bye-laws of the Company was approved authorizing the creation, but not the issuance, of two classes of common shares of the Company. Each existing common share of the Company would be designated as a Class A share upon the initial issuance of the Class B shares. The number of Class B shares available for issuance would be limited to a maximum of 30% of the Company's total share capital after the proposed share capital increase has been implemented. Initially, the holders of the Class A shares, voting as a class, would be entitled to elect thirteen members of the Board of Directors and the holders of the Class B shares, voting as a class, would be entitled to elect three members of the Board of Directors.

On all other matters, the holders of Class A shares would be entitled to ten votes for each share and the holders of Class B shares would be entitled to one vote for each share held. Class A and Class B shares would entitle the holders to an equal right to dividends. During February 2004, the shareholders approved granting the Board of Directors the authority with a two-thirds affirmative vote to issue the shares, but none have been authorized and issued as of March 31, 2008.

20. DIVIDENDS

The Company's bye-laws require the Company to pay aggregate annual cash dividends on its common shares (including for this purpose the Bacardi Corporation, a subsidiary of the Company, preferred shares) equal to a percentage of the Company's total consolidated net earnings for the preceding fiscal year adjusted for certain items as stated in the bye-laws. The BMRH Founders' common shares provide for a per-share annual dividend rate equal to that paid on the Company's common shares. The Bacardi Corporation Preferred Shares and BMRH Founders' common shares are considered minority interest and the dividends are included in other miscellaneous expense – net in the accompanying consolidated statements of earnings. Dividends are accrued when declared.

21. INCOME TAXES

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. The operations of the subsidiaries are subject to income taxes at the applicable local rates in the countries where the subsidiaries operate. The provisions for income taxes have been determined on the basis of the taxable income of each individual company or jurisdiction.

Major components of the provision for income taxes are as follows:

	For the Years Ended March 31,		
	2008	2007	2006
(Thousands of U.S. Dollars)	$	$	$
Current	118,874	66,331	82,845
Deferred	(24,526)	(1,409)	(7,574)
Total income tax expense	94,348	64,922	75,271

21. INCOME TAXES *(Continued)*

The provisions for (benefits from) income taxes computed by applying the local statutory rates to income before taxes, as reconciled to the actual provisions (benefits), are as follows:

	For the Years Ended March 31,		
	2008	**2007**	**2006**
(Thousands of U.S. Dollars)	**$**	**$**	**$**
Consolidated income taxes at statutory rates	59,019	61,275	54,389
Other taxes	12,648	17,634	15,268
Changes in tax rates	622	(454)	11,415
Tax effect of non-deductible or non-taxable items	17,151	5,841	5,219
Tax impact of reorganization of subsidiary	–	(5,863)	–
Tax credits on dividend from subsidiary	–	–	(5,100)
Net change in liabilities for tax settlements	5,391	(6,766)	(1,542)
Other, net	(483)	(6,745)	(4,378)
Consolidated income tax expense	94,348	64,922	75,271

The components of the net deferred income tax assets and liabilities are as follows:

	March 31,	
	2008	**2007**
(Thousands of U.S. Dollars)	**$**	**$**
Deferred tax assets:		
Property, plant and equipment	9,523	3,493
Operating/capital loss and tax credit carryforwards	75,200	35,380
Employee benefits	62,149	72,721
Other liabilities	17,119	14,841
Inventories	3,320	1,882
Other	4,731	3,847
Valuation allowance	(74,231)	(41,627)
Total deferred tax assets	97,811	90,537

21. INCOME TAXES *(Continued)*

	March 31,	
(Thousands of U.S. Dollars)	2008 $	2007 $
Deferred tax liabilities:		
Property, plant and equipment	(24,637)	(25,566)
Trademarks and other intangible assets	(27,820)	(27,820)
Undistributed foreign earnings	(915)	(19,071)
Long-term investments	(1,990)	–
Inventories	(39,591)	(32,176)
Employee benefits	(8,193)	(5,188)
Other current assets	(1,178)	(948)
Other	(299)	(472)
Total deferred tax liabilities	(104,623)	(111,241)
Net deferred tax liability	(6,812)	(20,704)

The deferred income tax assets and liabilities recognized in the consolidated balance sheets consist of:

	March 31,	
(Thousands of U.S. Dollars)	2008 $	2007 $
Current deferred tax assets - net	25,918	15,199
Long-term deferred tax assets - net	54,340	58,074
Current deferred tax liabilities	(4,216)	(2,794)
Long-term deferred tax liabilities	(82,854)	(91,183)
Net deferred tax liability	(6,812)	(20,704)

As of March 31, 2008, the Company had $223.6 million of operating loss, capital loss and tax credit carryforwards available from its subsidiaries to offset future taxable income. Loss and tax credit carryforwards of $174.7 million must be utilized in the next twenty years, and the remainder can be utilized over an indefinite period. The valuation allowance is for losses, tax credit and temporary differences in jurisdictions for which the realization of the deferred tax asset does not meet the more likely than not criteria.

21. INCOME TAXES *(Continued)*

Unrecognized tax benefits are the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized for accounting purposes pursuant to FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands of U.S. Dollars)	$
Balance at April 1, 2007	98,164
Additions based on tax positions related to the current year	9,775
Additions for tax positions of prior years	5,744
Reductions for tax positions of prior years	(9,614)
Settlements with taxing authorities	(7,056)
Reductions for lapse of the applicable statute of limitation	(3,330)
Cumulative translation adjustment	11,451
Balance at March 31, 2008	105,134

Included in the balance at March 31, 2008, are $102.0 million of tax positions which would impact the effective tax rate if recognized.

The Company's policy is to classify interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the year ended March 31, 2008, the Company recognized $6.1 million in interest and penalties. The Company accrued approximately $48.8 million for the payment of interest and penalties at March 31, 2008, in addition to the $105.1 million of unrecognized tax benefits accrued at March 31, 2008. The unrecognized tax benefits and related interest and penalties are classified as long-term and included in other liabilities in the accompanying consolidated balance sheet.

The Company operates in multiple taxing jurisdictions and is thus subject to audits from various tax authorities in the normal course of business. The Company is currently under examination in several tax jurisdictions and remains subject to examination until the statute of limitation expires. Due to the uncertainty of the expiration of statutes of limitations and/or the conclusion of tax examinations in several jurisdictions, an estimate of the range of reasonably possible change in the total amount of unrecognized tax benefits within 12 months of March 31, 2008 cannot be made. In the Company's principal markets, the tax years that remain subject to examination include years from 2002 forward.

22. GUARANTEES AND ENDORSEMENTS

In the ordinary course of business, the Company has provided guarantees on certain liabilities of its joint ventures. As of March 31, 2008, the maximum amount of the guarantees amounted to approximately $19.5 million that would be payable by the Company in the event of default by the joint venture companies. As of March 31, 2008, the Company has no obligation recorded under these guarantees because no financial loss is expected.

In addition, certain subsidiaries of the Company have entered into purchase commitment agreements with third parties in the aggregate amount of approximately $531.7 million as of March 31, 2008. The majority of these commitments are settled within twelve months.

23. CONTINGENCIES

Since August 24, 2005, one of the Company's subsidiaries has received Administrative Orders from the U.S. Environmental Protection Agency ("EPA") containing findings of violations of permit discharge limits and permit special conditions at its production facilities in Puerto Rico, providing for interim discharge limits, and ordering compliance with certain provisions of the Clean Water Act ("CWA"). Since the issuance of these Orders, the Company's subsidiary has met with the EPA and the local Puerto Rico Environmental Quality Board ("EQB"), and has made several submissions, including two Plans of Action, which intend to address the EPA's concerns. The EPA requested that the U.S. Department of Justice ("DOJ") negotiate a judicial Consent Decree to provide for a final enforcement mechanism to implement the compliance actions. On January 4, 2007, the DOJ issued a Notice of Potential Liability for Clean Water Act Violations which extended to the subsidiary the opportunity to settle prior to litigation and stated that the DOJ would be seeking in settlement necessary injunctive relief and payment of appropriate civil penalties. The subsidiary is engaged in settlement negotiations with the DOJ and EPA. The subsidiary has tentatively agreed to a settlement in principle in which the subsidiary would agree to pay a civil penalty and perform a supplemental environmental project ("SEP"). The Company believes that the amount of such civil penalty and the cost of the SEP will not have a material adverse effect on the Company's results of operations, financial position, or cash flows. The subsidiary believes that injunctive relief potentially may be imposed, and is negotiating the scope of such relief with the DOJ and EPA. The subsidiary has complied with all terms and conditions in the various Administrative Orders. The DOJ's initial demand was $1.8 million in penalties (less any credit for a SEP), plus unidentified injunctive relief.

The DOJ and EPA have indicated that they intend to conclude settlement discussions and execute a consent decree on or before May 30, 2008. Negotiations intended to achieve a settlement within that timeframe are continuing. If the consent decree is not executed by that date, the DOJ has the option of instituting a civil action pending finalization of the settlement. In addition, the subsidiary anticipates that in the near future the EPA will issue a new CWA discharge permit that will include discharge limits and special conditions, some of which may be more stringent and some less stringent as compared to the existing permit. To the extent that the new permit limits and conditions are more stringent than under the existing permit, the subsidiary intends to seek appropriate interim relief from such conditions under the injunctive relief provisions of the consent decree currently being negotiated.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

24. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial information in fiscal 2008 and 2007 is as follows:

(Thousands of U.S. Dollars)	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $	Total $
2008					
Sales less excise taxes	1,048,944	1,125,009	1,417,854	938,355	4,530,162
Gross profit	702,852	741,665	895,586	598,628	2,938,731
Net income	197,698	197,411	280,954	118,638	794,701
2007					
Sales less excise taxes	943,444	998,514	1,218,721	827,976	3,988,655
Gross profit	643,280	661,044	790,733	566,602	2,661,659
Net income	202,286	217,219	288,414	22,579	730,498

25. NET SALES INFORMATION

Summarized net sales less excise taxes information in fiscal years 2008, 2007 and 2006 is as follows:

(Thousands of U.S. Dollars)	2008 $	2007 $	2006 $
Net sales less excise taxes:			
Global Spirits Brands	2,547,463	2,256,037	2,018,305
Other Group Brands	1,265,317	1,078,285	975,375
Other Business	717,382	654,333	611,804
Total net sales less excise taxes	4,530,162	3,988,655	3,605,484

The Company's Global Spirits Brands is comprised of BACARDI rum, GREY GOOSE vodka, DEWAR'S Scotch whisky, BOMBAY gin, ERISTOFF vodka and CAZADORES tequila. Other Group Brands is comprised of certain global brands, mainly MARTINI vermouth, as well as many other regional brands. Other Business is comprised of the Company's ready-to-drink and agency brands. Agency brands are sold throughout our global distribution network through agreements with brand owners.

26. GEOGRAPHICAL INFORMATION

Summarized geographical information in fiscal years 2008, 2007 and 2006 is as follows:

(Thousands of U.S. Dollars)	2008 $	2007 $	2006 $
Net sales less excise taxes:			
North America	1,793,594	1,624,460	1,441,514
Europe, Middle East, and Africa	2,280,716	1,927,888	1,834,347
Other	455,852	436,307	329,623
Total net sales less excise taxes	4,530,162	3,988,655	3,605,484
Long-lived assets:			
North America	202,094	200,334	
Europe	421,936	334,430	
Other	173,746	158,410	
Global	5,716,612	5,493,409	
Total long-lived assets	6,514,388	6,186,583	

Net sales less excise taxes are attributed to countries based on where customers are located. Long-lived assets are attributed to countries based on where they are located.

Board of Directors



From Left to Right: Adolfo L. Danguillecourt**, Jaime Bergel, Raymond P. Silcock, Paul M. de Hechavarria, Toten A. Comas, Ignacio de la Rocha, Victor R. Arellano, Jr., Jay H. McDowell, Facundo L. Bacardi*, Andreas Gembler, Barry E. Kabalkin**, Robert J. Corti, Francisco Carrera-Justiz, Guy Peyrelongue, Guillermo J. Fernandez-Quincoces, Philip Shearer.

**Chairman of the Board **Deputy Chairman of the Board*

BOARD COMMITTEES

Audit Committee

Jaime Bergel
Robert J. Corti *(Chairman)*
Guillermo J. Fernandez-Quincoces
Jay H. McDowell
Guy Peyrelongue
Raymond P. Silcock

Compensation Committee

Toten A. Comas
Robert J. Corti
Adolfo L. Danguillecourt
Paul M. de Hechavarria
Guillermo J. Fernandez-Quincoces *(Chairman)*
Jay H. McDowell
Guy Peyrelongue
Philip Shearer

Nominating & Governance Committee

Victor R. Arellano, Jr.
Facundo L. Bacardi
Francisco Carrera-Justiz
Adolfo L. Danguillecourt *(Chairman)*
Ignacio de la Rocha

Audit Committee

The Audit Committee's primary functions are to advise and assist the Board of Directors with respect to the selection of the Independent Auditors of the Company, the conduct of the audit of the Company's accounts, financial reporting matters and internal controls over financial matters. The Committee is also responsible for reviewing the Company's consolidated financial statements, the reports of the Independent Auditors and other financial information.

Compensation Committee

The Compensation Committee assists the Board of Directors in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives and Directors.

Nominating & Governance Committee

The Nominating & Governance Committee assists the Board of Directors in identifying, recruiting and providing candidates who would become nominees for future election to the Board of Directors by the shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members in coordination with the Chairman of the Board. Additionally, the Committee is tasked with oversight of the Company's corporate governance.

MANAGEMENT TEAM



From Left to Right: **Jon Grey** - *Chief of Global Operations,* **Timothy C. Sullivan** - *Senior Vice President - Human Resources,* **John Esposito** - *Regional President North America,* **Jeri Dunn** - *Global Chief Information Officer,* **Patrick Sauvageot** - *Regional President Europe, Middle East & Africa Region,* **Robbie Jamieson** - *Regional President Latin America,* **Andreas Gembler** - *President & Chief Executive Officer,* **Michael Brennan** - *Treasurer and President of Bacardi International Limited,* **Stella David** - *Global Chief Marketing Officer,* **Atul Vora** - *Vice President Business Development,* **Ralph Morera** - *Executive Vice President & Chief Financial Officer,* **Eduardo Sanchez** - *Senior Vice President & General Counsel,* **Harold Dyrvik** - *Regional President Asia Pacific Region*

BACARDI LIMITED OFFICERS

Facundo L. Bacardi, Chairman of the Board

Adolfo L. Danguillecourt, Deputy Chairman of the Board

Barry E. Kabalkin, Deputy Chairman of the Board

Andreas Gembler, President & Chief Executive Officer

Ralph Morera, Executive Vice President & Chief Financial Officer

Eduardo Sanchez, Senior Vice President & General Counsel

Timothy C. Sullivan, Senior Vice President - Human Resources

Atul Vora, Vice President – Business Development

Gaston Tano, Controller

Michael Brennan, Treasurer

Michael Maguire, Assistant Vice President

D. Douglas Mello, Secretary

Gail A. Butterworth, Assistant Secretary & Director of Shareholder Relations

Katherine Williams, Assistant Secretary – Subsidiary Relations



BACARDI distillery at Matadero Viejo #83 with employees - 1880s



Emilio Bacardí inside the Matadero Viejo #83 distillery - 1880s



FACTORIA #81
MATADERO VIEJO #83
MARINA BAJA #36
MARINA BAJA #49
MARINA BAJA #44
Fort
Cuabitas
Torre

Map of the city of Santiago de Cuba showing Company distilleries and acquired properties - 1898



BACARDI distillery at Marina Baja Street #32 - 1898



Inside the BACARDI distillery at Marina Baja Street #32 - 1910s



DON FACUNDO BACARDI MASSO
1ST *MAXIMO MAESTRO DEL RON*

A *MAESTRO'S* SECRET

In his effort to civilize rum into a gentleman's drink, Don Facundo Bacardí Massó researched and set out to improve every step of the production process and then added new steps of his own. He combined knowledge from Spanish, French and English spirit manufacturers with his own expertise to create BACARDI -- The Most Awarded Premium Rum Brand in the World.

Traditionally, rum production had been a three-step process: spontaneous fermentation, a single distillation in a pot still and aging that usually occurred during transport. Don Facundo started by collecting *levadura* (yeast) from the sugar cane stalks in the fields surrounding Santiago de Cuba. During his experimentations he noticed that different batches gave him different alcoholic yields and flavor characteristics. French chemist and microbiologist Louis Pasteur established in his 1857 paper *"Mémoire sur la fermentation alcoolique"* that fermentation was conducted by living organisms known as yeast and not by a chemical catalyst. From 1862 to the late 1870s, Don Facundo re-pitched yeast from desirable fermentation batches into new batches. In the late 1870s he isolated the yeast into a pure culture we still use today. He also set out to create different distillates known as *aguardiente* and *redestilado* that he charcoal filtered; aged in White American Oak barrels from one to 12 years; and then secretly blended these aged distillates together to form the different expressions of BACARDI we enjoy today.

In 1862 there were four pot stills in Santiago de Cuba. Don Facundo's brother, Don José Bacardí Massó purchased one from a Catalan named Manuel Idral. The pot still was located at La Marina Distillery on Marina Baja (Aguilera) Street #49. At #44, a second pot still was owned by a Frenchman, Monsieur José León Boutellier, who produced alcohol for his confectionery. A third pot still was owned by


PROVEEDORES DE LA REAL CASA DE ESPAÑA
PARIS 1900
PHILADELPHIA 1876
MADRID 1877
MATANZAS 1881
BARCELONA 1888
BORDEAUX 1895
PARIS 1889
BARCELONA (CONCURSO AGRICOLA) 1898
Santiago de Cuba,

an Englishman, Mr. John Nunes Bueno, whose factory was at Factoria (Peralejo) Street #81. No records exist for the ownership of the fourth.

After close to a decade of experimentation at his home, Don Facundo convinced his brother Don José and Monsieur Boutellier to join forces with him. On February 4, 1862 they shook hands on the formation of a partnership to be known as Bacardi Boutellier y Compañía, officially headquartered at the Bacardí family property at Marina Baja (Aguilera) Street #32. Both the Boutellier and Idral distilleries were dismantled and moved to the headquarters. It is here where Don Facundo learned the techniques associated with the creation of *aquardiente*.

Two colorful stories have long been associated with the earliest origins of the BACARDI formula. Not every detail of which is true. They reveal how Don Facundo's innovations drew on the knowledge he had gained in different spirit manufacturing techniques, and his ability to greatly improve and apply them to the manufacture of what would become the world's number one premium rum brand.

In the first story, Don Facundo supposedly met Boutellier on a voyage on a steamship called *'La Esperanza'* to the French sugar producing island of Martinique. Don Facundo is said to have convinced Boutellier, possessor of a secret formula, to travel back with him to Santiago de Cuba to produce rum. The story is fiction: there was no such trip, nor did Boutellier possess a secret formula.

Parts of the story are based in truth, however. The Company's 1874 re-incorporation document states that Boutellier was born in Santiago de Cuba. Other sources show that he operated a distillery for his confectionery on Marina Baja Street. His French background gave him knowledge in French spirit manufacturing and more importantly in the double distillation process for manufacturing Cognac from which Don Facundo created his *redestilado*, by repeatedly distilling *aguardiente* to create a lighter and more mixable and palatable spirit known by the French as *'eau de vie'*. Boutellier also taught Don Facundo the art of aging products for short and long periods of time, as well as the art of blending different distillates *(redestilado and aguardiente)* from one to 12 years for taste, consistency and balance.

The second story is of an English brewery owner traveling back through Santiago de Cuba from neighboring Jamaica. In need of lodging, the gentleman was given a place to sleep by Don Facundo. In gratitude, he supposedly gave Don Facundo a secret recipe for rum manufacturing. This story is also untrue.

There was indeed an Englishman named John Nunes Bueno, who owned Santiago's oldest distillery, established in 1838. Nunes was not British, but half American and half Cuban (Spanish). His 'brewery' was a reference to a whisky distillery, in essence a brewery with a still. His English pot still was transported to Santiago from Jamaica and his knowledge included the differences between Bourbon and Tennessee whisky manufacturing, of which the most important was that Tennessee whisky was charcoal filtered, while Bourbon was not. Today all BACARDI rum is charcoal filtered and aged in charred Bourbon or Tennessee whisky barrels. Nunes and Don Facundo worked closely together.

On March 1st, 1862, Don Facundo leased through his wife a property alongside that of Nunes' distillery, at Matadero Street #83. It was at that property that Doña Amalia noticed the bats hanging from the rafters and where Don Facundo and Nunes experimented with the art of charcoal filtration to achieve maximum smoothness. Charcoal filtration was first used in the spirits industry in 1780 and throughout Tennessee in the early 1800s. During this time Nunes sold dark Jamaican-styled rums that were rough and pungent. Charcoal mellowing made Don Facundo's rums more palatable, balanced and mixable.

Both Don José and Boutellier left the Company in 1874, after Nunes' distillery had been acquired by Bacardi y Compañía. It was at that distillery that Don Facundo's nephew worked. Cristóbal Bory Bacardí was the son of Doña Manuela Bacardí de Bory, Don Facundo's sister. So important and secretive were Don Facundo's experimentations, that after the distillery was purchased, 5% of the Company's assets were reserved for both Cristóbal and his colleague Angel Suárez. From the acquisition of the Nunes distillery also came one of the Company's first distributor, a relative of Nunes, José Bueno Blanco, who entered products on behalf of the Company in the Philadelphia 1876 and Madrid 1877 expositions where the Company was awarded its first two international medals.

Bacardi y Compañía's partnership document of 1874, shows that Cristóbal worked with his uncle and cousin at the distilleries. After leaving the Company he established his own mercantile shop, *"El Bosque de Bolonia"*. On July 19, 1889, following his defiance of the Spanish, Cristóbal's body was found on Santiago's *Loma Colorada* (Red Hill). Like his cousin Emilio, Cristóbal occupied public office, a risky undertaking in Santiago at that time.

Don José continued to work with his brother and nephews after leaving Bacardi y Compañía. While Don Facundo and Emilio worked at the Marina distillery, Facundo Jr. worked with his uncle at the Matadero-Factoria distillery where he planted a coconut palm in 1862. Facundo Jr. once wrote to Emilio; "You will remember uncle José and understand the effect it had on him, to wake every morning and see the sickly coconut palm with its musty and yellowing fronds."

From time to time property titles we transferred between the brothers to protect Company assets from the Spanish Authority. On August 26, 1879 the Guerra Chiquita once again drew Cuba into conflict. The following month, the Spanish detained Don Facundo and his son Facundo in front of the Matadero distillery. They were released shortly after Emilio was imprisoned. Four days after Emilio boarded a ship en route to the Spanish North African Penal Colony of the Chafarine Islands his brother, José, in representation of the family, signed a document transferring ownership of the Matadero distillery with the Coconut Palm, to his uncle Don José.

And finally another document shows that Bacardi y Compañía purchased John Nunes' distillery (now known as *La Tropical*) from Don José. The practice of placing different properties and assets under different companies developed from Don Facundo's legal experiences after the bankruptcy of his and his brother's mercantile shops (Facundo Bacardi y Compañía & Magín Bacardí y Compañía) in the 1850s.

Before the Cuban revolution, his legacy consisted of seven independent companies; Compañía "Ron Bacardi" S.A., Cervecería Modelo S.A., Cervecería Central S.A., Bacardi y Compañía S.A. de C.V., Bacardi Corporation, Bacardi Imports, Inc. and Bacardi International Limited. The strategy of placing assets in separate companies safeguarded the secret formula and the family's assets from the Spanish Authority, then from the dictatorships of Machado and Batista and more recently from the Castro Regime.

The following pages show how the secret formula has been passed down on a need to know basis and mainly by apprenticeship to exactly 80 people from Don Facundo's day until the present. It shows the unbroken line of *Maximo Maestros del Ron* who have been entrusted with the proprietary yeast strain starting with Don Facundo Bacardí Massó and passing through Facundo M. Bacardí, then to Facundo "Totén" Bacardí Lay, Jorge Schueg Bacardí, Daniel Bacardí Rosell, Manuel Jorge Cutillas, Richard Gardner, Guillermo García-Lay and most recently to Bryan Russell.

Bryan Russell from Bacardi & Company Limited, the intellectual property owner, today is the caretaker of the proprietary yeast and responsible for all the secret formulas for BACARDI. Both Luís Planas, from Bacardi Corporation, that produces approximately 80% of BACARDI rum manufactured globally, who also is responsible for all new formulations, and José Sánchez-Gavito from Bacardi y Compañía S.A. de C.V., who is responsible for the Company's oldest BACARDI distillery, along with Bryan, are the caretakers of the knowledge that started in 1862. A knowledge that began through the combination of Spanish, French and English know-how and the desire of one man to create BACARDI, the world's first rum that was 'Made to Mix'.


819



HEADQUARTERS

Bacardi Limited
65 Pitts Bay Road
Pembroke, Bermuda, HM 08
Tel: 441-295-4345 Fax: 441-292-0562

MAILING ADDRESS

P.O. Box HM 720
Hamilton, Bermuda, HM CX

WEBSITE

www.bacardilimited.com

SHAREHOLDER RELATIONS INQUIRIES

Director of Shareholder Relations
& Assistant Company Secretary – Gail Butterworth
Bacardi Limited
P.O. Box HM 720
Hamilton, Bermuda, HM CX
Tel: 441-298-1027 Fax: 441-295-5364
email: gbutterworth@bacardi.com

or

Company Secretary – Douglas Mello
Bacardi Limited
P.O. Box HM 720
Hamilton, Bermuda, HM CX
Tel: 441-298-1017 Fax: 441-295-5364
email: dmello@bacardi.com

ANNUAL GENERAL MEETING

The Annual General Meeting of Bacardi Limited shareholders will be held on Wednesday, July 9, 2008, at 10 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Pembroke, Bermuda.

SHAREHOLDERS OF COMMON STOCK

There were approximately 606 common stock shareholders, including shareholders of record, Bacardi Corporation preferred shareowners, and beneficial owners with accounts at banks and brokerage firms, as of March 31, 2008.

DIVIDEND HISTORY

Bacardi Limited has paid dividends without interruption since its incorporation in 1992 and has increased dividends each year for the past four years. Prior to 1992, the Bacardi group of companies had paid dividends without interruption since 1965.

INDEPENDENT AUDITORS

PricewaterhouseCoopers
Dorchester House
7 Church Street
Hamilton, Bermuda, HM 11
Tel: 441-295-2000 Fax: 441-295-1242

BERMUDA COUNSEL

Conyers Dill & Pearman
Clarendon House, 2 Church Street
Hamilton, Bermuda, HM 11

A Tribute

This year has seen the departure of two important individuals who have contributed to the success of the Company. Guillermo J. Fernandez-Quincoces and Raymond P. Silcock are not standing for re-election to the Board and we wish to thank them for their service and contribution to the full Board, their respective Committees and the entire Company. We extend to Mr. Fernandez-Quincoces and Mr. Silcock and their families every success for the future.

GUILLERMO J. FERNANDEZ-QUINCOCES was elected as a Director in 2001, and has served as Chairman of the Compensation Committee since 2003. Mr. Fernandez-Quincoces has also been a member of the Audit Committee since 2002.



RAYMOND P. SILCOCK was first elected to the Board in 2003, and has served as Chairman of the Audit Committee since June 2003.







BACARDI LIMITED

P.O. BOX HM 720, Hamilton HM CX, Bermuda

Telephone: 441-295-4345 Fax: 441-292-0562

www.bacardilimited.com

BACARDI LIMITED

RECEIVED

2008 JUN 25 A 9:53

PROXY/VOTING INSTRUCTION FORM

This proxy is for use at the Annual General Meeting of Members of Bacardi Limited to be held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, beginning at 10:00 in the forenoon on Wednesday, the 9th day of July, 2008.

The undersigned hereby appoint(s) ______________________________, whom failing, Facundo Bacardi, whom failing, Gail Butterworth, and each of them proxies, with all powers the undersigned would possess if personally present, and with full power of substitution and revocation, as attorneys and proxies to appear and vote all shares of Bacardi Limited held by the undersigned at the said Annual General Meeting and at any and all adjournments thereof, upon the matters described below. **In the absence of specific instructions below, proxies will vote as follows:**

- **FOR the adoption of the Minutes of the Annual General Meeting of Members held on July 19, 2007;**
- **FOR the adoption of the Consolidated Financial Statements of the Company for the fiscal year ended March 31, 2008, together with the Auditors' Report thereon;**
- **FOR the appointment of PricewaterhouseCoopers as Auditors of the Company and to authorize the Board of Directors to agree their fees;**
- **FOR the confirmation of acts of the Directors;**

And at their discretion on any other matter that may properly come before the meeting following proper notice or other applicable requirements.

PLEASE SIGN WHERE INDICATED ON THE REVERSE AND RETURN YOUR PROXY PROMPTLY FOR RECEIPT BY THE SECRETARY A WEEK BEFORE THE MEETING BUT NO LATER THAN JULY 8 USING THE ENCLOSED ENVELOPE. If you do not sign and return a proxy or attend the Annual General Meeting and vote in person, your shares cannot be voted. If you attend the Annual General Meeting, you may withdraw your proxy and vote in person. Questions may be directed to Douglas Mello at (441) 298-1017.

To adopt the Minutes of the Annual General Meeting of Members held on July 19, 2007 .... **FOR** □ **AGAINST** □ **ABSTAIN** □

To receive and adopt the Audited Consolidated Financial Statements of the Company for the fiscal year ended March 31, 2008, together with the Auditors' Report thereon .... **FOR** □ **AGAINST** □ **ABSTAIN** □

To appoint PricewaterhouseCoopers as Auditors of the Company and to authorize the Board of Directors to agree their fees .... **FOR** □ **AGAINST** □ **ABSTAIN** □

To confirm the acts of Directors of the Company for the year ended March 31, 2008 .... **FOR** □ **AGAINST** □ **ABSTAIN** □

Please check the box below next to the name of each director nominee for whom you would like to vote.

<u>Nominees as proposed by the Board</u>

VICTOR R. ARELLANO, JR.	☐	IGNACIO DE LA ROCHA	☐
FACUNDO L. BACARDI	☐	ANDREAS GEMBLER	☐
JAIME BERGEL SAINZ DE BARANDA	☐	BARRY E. KABALKIN	☐
FRANCISCO CARRERA-JUSTIZ	☐	MELANIE LIDDLE HEALEY	☐
TOTEN A. COMAS	☐	ROMAN MARTINEZ	☐
ROBERT J. CORTI	☐	JAY H. McDOWELL	☐
ADOLFO L. DANGUILLECOURT	☐	GUY PEYRELONGUE	☐
PAUL DE HECHAVARRIA	☐	PHILIP SHEARER	☐

IF THE SHARES ARE REGISTERED IN YOUR INDIVIDUAL NAME, PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THE ATTACHED LABEL. IF YOU ARE SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE SIGN YOUR NAME AND GIVE YOUR FULL TITLE. IF THE SHARES ARE REGISTERED IN THE NAME OF A CORPORATION OR PARTNERSHIP, AND YOU ARE SIGNING AS AUTHORIZED SIGNATORY, PLEASE SIGN YOUR NAME(S) AND GIVE YOUR TITLE(S). JOINT OWNERS SHOULD EACH SIGN PERSONALLY.

Signature:	______________________	Signature:	______________________
Print Name:	______________________	Print Name:	______________________
Title:	______________________ (if appropriate)	Title:	______________________ (if appropriate)
Date:	______________________	Date:	______________________

BACARDI LIMITED

RECEIVED
2008 JUN 25 A 9:[illegible]5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FACUNDO L. BACARDI
CHAIRMAN OF THE BOARD

Bermuda, June 9, 2008

Dear Shareholder:

I am pleased to announce the convening of this year's Annual General Meeting of the Company to be held on Wednesday, July 9, 2008, at 10:00 a.m. at the Fairmont Hamilton Princess Hotel in Pembroke, Bermuda.

I wish to extend to you a personal invitation to join me at this important meeting. Enclosed please find the material relevant to the Meeting, including a Proxy Statement, and a Proxy/Voting Instruction Form to be completed, signed and returned.

Whether or not you plan to be present at the Meeting, please complete, sign, date and return the enclosed proxy, in the enclosed envelope, as soon as possible to ensure that your shares are represented at the Meeting.

Sincerely,

Facundo L. Bacardi
Chairman of the Board

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HMCX, BERMUDA
TELEPHONE: (441) 298-1050 TELEFAX: (441) 295-4731 E-MAIL: fbacardi@bacardi.com

BACARDI LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS
TO BE HELD ON JULY 9, 2008

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of BACARDI LIMITED will be held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, on the 9th day of July, 2008 at 10:00 in the forenoon for the following purposes:

AGENDA

1. The Secretary to confirm that Notice of the Meeting has been given.
2. To adopt the Minutes of the Annual General Meeting of Members held on July 19, 2007.
3. To receive and adopt the Audited Consolidated Financial Statements for the fiscal year ended March 31, 2008, together with the Auditors' Report thereon.
4. To elect Directors as proposed in the attached proxy statement to hold office for a term expiring at the Annual General Meeting to be held in 2009, or until their successors are elected.
5. To appoint PricewaterhouseCoopers as Auditors and authorize the Board of Directors to agree to their fee.
6. To confirm the Acts of Directors of the Company for the year ended March 31, 2008.
7. Management Presentations.

A form of Proxy and a Proxy Statement containing more detailed information with respect to the matters to be considered at the Annual General Meeting accompany and form a part of this Notice.

Your vote is important. **Whether or not you plan to attend the Annual General Meeting in person, please date and sign the accompanying Proxy and return it so that it is received no later than Tuesday, July 8, 2008 in the enclosed envelope.** Returning your Proxy promptly facilitates the vote count and does not deprive you of your right to attend the meeting and to vote your shares in person. Thank you for acting promptly.

BY ORDER OF THE BOARD,

Douglas Mello

Dated: June 9, 2008

D. Douglas Mello ACIS PADM
Secretary

BACARDI LIMITED

Proxy Statement

relating to the

Annual General Meeting of Members

to be held on

Wednesday, July 9, 2008

at the

Fairmont Hamilton Princess Hotel
Pembroke, Bermuda

This proxy statement is dated June 9, 2008.

TABLE OF CONTENTS

THE ANNUAL GENERAL MEETING

Date, Time and Place

We are furnishing this proxy statement to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the Annual General Meeting of Members to be held on July 9, 2008, at 10:00 a.m., local time, at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, and at any adjournments or postponements of the Annual General Meeting.

Record Date and Shares Entitled to Vote; Voting by Proxy

Our Board of Directors has fixed the close of business on May 16, 2008 as the record date for determining the holders of shares who are entitled to notice of, and to vote at, the Annual General Meeting. You are entitled to one vote for each share that you hold as of the record date. If you are a record holder of shares on the record date, you may vote those shares in person at the Annual General Meeting or by proxy as described below under "Voting of Proxies."

Poll Vote

In accordance with Bye-Law 27(5), the Chairman has determined that the election of Directors and the confirmation of acts of Directors shall be determined by a poll vote, rather than being decided on a show of hands. Shareholders present in person at the Annual General Meeting will be furnished with a ballot paper on which to record their votes. In the poll, votes may be cast either in person or by proxy, and all proxies will be cast in the poll in the manner indicated in such proxies. In accordance with Bye-Law 28, at the conclusion of the poll, the ballot papers will be examined by a committee of not less than two members (shareholders) appointed for that purpose by the Chairman.

Quorum

No business shall be transacted at the Annual General Meeting unless a quorum is present when the Annual General Meeting proceeds to business. However, the absence of a quorum does not preclude the appointment, choice or election of a Chairman, which shall not be treated as part of the business of the Meeting.

At the Annual General Meeting a quorum for the transaction of business shall be formed if there are not less than two members (shareholders) present who represent in person or by proxy in excess of 50% of the total voting power of the outstanding shares of voting shares of the Company eligible to vote on those issues to be acted upon.

Vote Required

There are sixteen nominees for election for the sixteen positions required by the Bye-laws. **Please see "Directors—Election of Directors" below for further details on the election of Directors.** Each of the other matters to be voted upon at the Annual General Meeting will be decided by a simple majority of votes cast at the Meeting.

Voting of Proxies

Whether or not you plan to attend the Annual General Meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the envelope provided for this purpose to ensure that your shares are voted. Shares represented by properly executed proxies received at or prior to the Annual General Meeting that have not been revoked will be voted at the Annual General Meeting in accordance with the instructions indicated on the proxies and in accordance with the judgment of the persons named in the proxies on all other matters that may properly come before the Annual General Meeting. If the Annual General Meeting is postponed or adjourned, at any subsequent reconvening of the Annual General Meeting, all proxies will be voted in the same manner as these proxies would have been voted at the original convening of the Annual General Meeting (except for any proxies that previously have been revoked or withdrawn effectively).

Attendance and voting at the Annual General Meeting is strictly limited to shareholders of record as at the record date, or their duly appointed proxies, who must also be shareholders. Corporate shareholders as at the record date may also authorize any person they think fit to act as their representative at the Annual General Meeting, with full right to attend and vote on their behalf thereat. Please ensure that the Proxy Voting Form or the Appointment of Corporate Representative is completed correctly to permit your proxy or corporate representative to attend.

Please return your marked proxy promptly so your shares can be represented at the Annual General Meeting, even if you plan to attend the meeting in person. Proxies may be mailed or faxed to us at the following address:

Douglas Mello, Secretary
Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda
Tel: (441) 298-1017
Fax: (441) 295-5364

Confidentiality

The proxies and ballots will be held in confidence.

Revocability of Proxies

You may revoke your proxy at any time prior to the time it is voted at the Annual General Meeting. You may revoke your proxy by:

- executing a later-dated proxy relating to the same shares and delivering it to Douglas Mello before the taking of the vote at the Annual General Meeting; or

- filing a written notice of revocation bearing a later date than the proxy with Douglas Mello before the taking of the vote at the Annual General Meeting; or

- attending the Annual General Meeting and voting in person (although attendance at the Annual General Meeting will not, in and of itself, revoke a proxy); or

- attending the Annual General Meeting and hand delivering a later-dated proxy or written notice of revocation to Douglas Mello or his representative before the taking of the vote.

In order to be assured that your proxy will be voted at the Annual General Meeting and that your shares will be counted towards a quorum, your proxy should be mailed to us as promptly as possible and, in any event, in time so that it is received no later than Tuesday, July 8, 2008.

MINUTES OF THE ANNUAL GENERAL MEETING OF 2007

It is proposed that the Members adopt the Minutes of the Annual General Meeting of Members held on July 19, 2007 attached as Annex A.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

It is proposed that the Members receive and adopt the Audited Consolidated Financial Statements for the fiscal year ended March 31, 2008 together with the Auditors' report thereon as included in the Annual Report that accompanies this proxy statement. A representative of PricewaterhouseCoopers is expected to be present at the Annual General Meeting and will have the opportunity to respond to appropriate questions.

DIRECTORS

Election of Directors

One of the purposes of the Annual General Meeting is the election of 16 directors to hold office until the next annual meeting of shareholders in 2009 or until their respective successors are elected and qualified. The current size of our Board of Directors is set by our Bye-Laws at 16. A brief biographical profile of each director nominee can be found in the next section of this proxy statement. Fourteen of them are now directors whose terms expire at the 2008 Annual General Meeting. All nominees have indicated that they are willing to serve as directors if elected. The 16 nominees for election as directors are named on the following pages and the Board recommends their election.

Compensation of Directors

Although it is prevailing corporate practice to pay directors an annual retainer fee, plus additional equity based compensation, our current Bye-Laws limit director compensation to fixed sums and expenses incurred in connection with meetings attended and do not permit the issuance of Bacardi Limited stock or stock options without shareholder approval. As a consequence, we have historically structured the compensation of our directors and Chairman of the Board entirely in cash and on a per-meeting basis. Following a benchmarking study against a peer group of competitors conducted by a leading Human Resource Compensation consulting firm, Mercer, the per-meeting fees of directors were updated and increased during fiscal 2008 to reflect the current competitive director compensation rates.

Non-management directors are compensated at a rate of $19,000 for each meeting of the Board they attend, $2,000 for each meeting of a Board committee they attend as a member, and an additional $1,000 for the committee chair for each committee meeting attended ($2,000 in the case of the Audit Committee chair). The Company reimburses the necessary travel expenses of directors. The Chairman of the Board receives $90,000 for each meeting of the Board attended. The Chairman does not receive committee fees for attending committee meetings, as a regular or ex-officio member. The Deputy Chairmen receive $28,000 for each meeting of the Board attended. The Deputy Chairmen continue to receive the normal rate for each committee meeting attended as a member or committee chair. Management directors are not compensated for attendance at any Board or committee meeting.

Other Service Agreements

In addition to his services as a director, Barry Kabalkin provides advisory services to the Company, as requested by the President and Chief Executive Officer or the Board, on acquisitions and other strategic matters. Mr. Kabalkin is compensated entirely on a per diem basis for actual services provided.

PROFILES OF NOMINEES TO THE BOARD OF DIRECTORS

VICTOR R. ARELLANO, JR., 48, has been a Director of Bacardi Limited since 1995 and has served on several committees of the Board. Mr. Arellano received a B.Sc. in Economics & Finance from Babson College in 1980. He worked with Marine Midland Bank in New York from 1980-1983, as a Marketing Executive with Bacardi from 1983-1992; and with Sotheby's New York from 1993-1995. He is currently a private investor residing in Dublin, Ireland.

Mr. Arellano is a member of the Nominating & Governance Committee.

FACUNDO L. BACARDI, 41, has been Chairman of the Board since 2005. Prior to his appointment as Chairman, Mr. Bacardi served as Deputy Chairman of Bacardi Limited for the three years immediately preceding his appointment. Mr. Bacardi was first elected a Director in 1993 and has been Chairman of several of the Board's committees. Mr. Bacardi is President of Snowflakes LLC, an investment holding company, whose focus is on investing in equities and commercial real estate. Mr. Bacardi also serves on the 2007 Policy Owners Examining Committee of Northwestern Mutual, the largest provider of life insurance in the United States, and is a member of the Advisory Board of Noro-Moseley Partners, a leading venture firm with an investment focus on the Southeastern United States. Mr. Bacardi received a B.S.B.A. in Finance from American University and a J.D. degree from Emory University Law School. Mr. Bacardi currently resides in Florida.

Mr. Bacardi is a member of the Nominating & Governance Committee and as Chairman of the Board he is an ex-officio member of the Audit and Compensation Committees.

JAIME BERGEL SAINZ DE BARANDA, 42, was first elected as a Director in 2000. Mr. Bergel is the Executive Chairman of Gala Capital, a private equity firm founded by him. Prior to this, he was Chairman of Merrill Lynch Spain and Portugal. He is a member of the Board of Directors and Chairman of Bacardi España SA and a member of the Board of Directors of Cintra (one of the largest infrastructure groups in Europe) and Jimmy Choo, among others. Mr. Bergel was an Associate Consultant for McKinsey & Co. in 1989; an Associate in the Investment Banking Division of Goldman Sachs & Co. in 1990; an Executive Director at Goldman Sachs in 1994 and a Managing Director at Goldman Sachs from 1998-2004. Mr. Bergel received a B.Sc. in Civil Engineering from the University of Texas, Austin and an MBA from J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Bergel lives in Madrid.

Mr. Bergel is a member of the Audit Committee.

FRANCISCO CARRERA-JUSTIZ, 68, has been a Director of Bacardi Limited since 1992. Mr. Carrera-Justiz was the President and Chief Executive Officer of Bacardi & Co. Ltd., Nassau until his retirement in 2004. He has been a Director of the Commonwealth Brewery Limited Nassau, a subsidiary of Heineken, since 1985, and a Director of Consolidated Water (Bahamas) Ltd. (owners and operators of water desalination plants) since 1996. In the past he has served as a Director of the Royal Bank of Canada Trust Company (Bahamas) Ltd., Angostura Holdings Ltd., Trinidad and the Caribbean Bottling Co. Ltd. (Coca Cola Bottling Co.). Mr. Carrera-Justiz received a BS in Business Administration from Auburn University in 1963. Mr. Carrera-Justiz lives in the Bahamas.

Mr. Carrera-Justiz is a member of the Nominating & Governance Committee.

TOTEN A. COMAS, 64, was first elected as a Director in 2006. Mr. Comas served on the Board of Directors of Bacardi Limited as an Alternate Director between 2000 and 2002 and served as a member of the Nominating & Governance Committee. Mr. Comas is President of Propiedades Coba, S.A., a commercial real estate development firm, located in Malaga, Spain, and prior to this, served as General Manager of Inversiones Capricornia S.A., a chain of quick service restaurants in Malaga. Between 1977 and 1988, Mr. Comas worked in Spain as General Manager for Tecnica Internacional de Servicio, S.A. a quality control subsidiary of Bacardi & Co. Ltd. of Nassau, Bahamas, and also as Director of Quality Control for Bacardi España and the European Bacardi bottlers. Mr. Comas joined Bacardi & Co. Ltd. in 1969 as a Bacardi Rum Blender in Nassau and continued in that position until 1977. Mr. Comas received a Technical Engineering degree from Milwaukee School of Engineering. Mr. Comas lives in Malaga.

Mr. Comas is a member of the Compensation Committee.

ROBERT J. CORTI, 58, was first elected as a Director in 2006. He was appointed Chairman of the Board of the Avon Products Foundation, after serving as a director for approximately ten years. Prior to assuming his current role, Mr. Corti had been employed by Avon Products, Inc., an $8.5 billion global beauty company operating in sixty countries, from 1976 through 2006. He held a variety of positions during his tenure, and in 1998 was appointed Executive Vice President and Chief Financial Officer, a position he held until his retirement in March 2006. He received his B.A. in Accounting, Cum Laude from Queens College. He earned an M.B.A. in Taxation from St. John's University in 1984 and is a Certified Public Accountant. Mr. Corti serves on various corporate and non-profit boards including Activision, Inc., a leading international publisher of interactive entertainment software with fiscal 2008 revenues of approximately $2.5 billion, where he is also Chairman of the Audit Committee, and ING Direct, a retail bank with approximately $100 billion in deposits where he serves on the Audit, Risk Oversight and Governance Committees. Mr. Corti resides in New York.

Mr. Corti is Chairman of the Audit Committee and a member of the Compensation Committee.

ADOLFO L. DANGUILLECOURT, 48, became a Director in January 2001. He is currently one of two Deputy Chairmen. Mr. Danguillecourt is the High School Director at Carrollton School of the Sacred Heart in Coconut Grove, Florida. Mr. Danguillecourt served as an officer in the United States Air Force from 1983-1998. He received a B.Sc. in Aeronautical Engineering from Rensselaer Polytechnic Institute in 1983 and an MA in Military Studies from American Military University in 1997. Mr. Danguillecourt lives in Miami.

Mr. Danguillecourt has served as Chairman of the Nominating & Governance Committee since 2001, and is a member of the Compensation Committee.

PAUL DE HECHAVARRIA, 39, was elected to the Board of Directors in 2005. Mr. de Hechavarria is President of El Batey LLC, whose principal business is equine investments focusing on the breeding, development and racing of commercial bloodstock. Prior to this, Mr. de Hechavarria was an accounting analyst for Dueme Enterprises of Westport, Connecticut and an Associate Manager for SunBank NA assessing credit risks. He received a BA, with honors, in Business and Economics from Randolph Macon College. Mr. de Hechavarria is currently residing in Ocala, Florida.

Mr. de Hechavarria is a member of the Compensation Committee.

IGNACIO DE LA ROCHA, 56, was elected to the Board of Directors in 2004. Mr. de la Rocha was a manager of E.N. Bazan from 1974-1980 and a Senior Manager Purchasing from 1980-1987, and Vice President, Operations from 1987-1992 at Bacardi y Cia, S.A. España. He was also on the Executive Board of Bacardi Spain from 1988-1992. Mr. de la Rocha attended college in Madrid and England and from 1970-1972 was Professor Mercantil y Licenciado en Ciencias Economicas, Universidad Complutense de Madrid. Mr. de la Rocha lives in Nassau, Bahamas.

Mr. de la Rocha is a member of the Nominating & Governance Committee.

ANDREAS GEMBLER, 65, was first elected to the Board in 2003. Mr. Gembler was elected President and Chief Executive Officer of the Company effective June 1, 2005. He has served as a member of the Audit Committee, the Compensation Committee and the Search Committee. He retired from Philip Morris (now Altria Group) in 1999 where he was President and CEO of Philip Morris International. Previously he held the position of President, Europe/Middle East and Africa from 1990 to 1997. Mr. Gembler served as Chairman of Bertolucci Watch Manufacturing, Neuchatel, Switzerland until 2004. He also serves as Chairman of Café-Tasse, a chocolate company in Belgium. Mr. Gembler received his BA in Business Administration in Bremen, Germany. He is a resident of Bermuda.

BARRY E. KABALKIN, 53, was first elected to the Board in 2004. He is currently one of the two Deputy Chairmen of the Board and previously served on the Compensation Committee. Mr. Kabalkin is the managing director of Pitts Bay Partners LLC, a specialized corporate strategy and investment banking and advisory firm based in Washington, D.C. From 1997-2000, Mr. Kabalkin served as Executive Vice President of Bacardi Limited. From 1988-1996, Mr. Kabalkin was a partner of Covington & Burling, a Washington, D.C. law firm, which he first joined as an associate in 1981. At Covington & Burling, Mr. Kabalkin served as a senior corporate advisor and strategist to a wide range of multinational corporations, investment banking and private equity firms, and development stage companies. Mr. Kabalkin received an AB from Brown University in 1977, an MBA from Harvard Business School in 1981, and a JD from Harvard Law School in 1981. Mr. Kabalkin lives in Maryland.

MELANIE LIDDLE HEALEY, 47, was appointed in July 2007 as Group President, Global Feminine and Health Care for the Procter & Gamble Company (NYSE:PG). Procter & Gamble, a $76.5 billion global company, operates in over 80 countries. Ms. Healey previously served as President of Global Feminine Care (2005 to 2007) and Vice President of North America Feminine Care (2001 to 2005). Brazilian by birth, she began a 25 year career in Marketing at S.C. Johnson & Sons in 1983. In 1987 she moved to Johnson & Johnson (NYSE:JNJ) where she became Group Product Manager in Brazil. She joined P&G in 1990 and held a variety of marketing roles in Brazil and Mexico leading brands like Pampers, Zest, Camay, Downy, Pantene, Vicks, Always and Tampax before being appointed General Manager of Feminine Care Latin America in 1998, based in Venezuela. Ms. Healey holds a Bachelor of Science in Business Administration from the Robins School of Business at the University of Richmond. She also serves on the Board of the Fine Arts Fund for Cincinnati. Ms. Healey lives in Cincinnati, Ohio.

ROMAN MARTINEZ, 60, retired as Managing Director of Lehman Brothers effective May 1, 2003. Mr. Martinez, a private investor, currently serves on various corporate and non-profit boards, including Alliant Techsystems Inc. (NYSE:ATK), CIGNA Corporation (NYSE:CI), and New York-Presbyterian Healthcare System. Mr. Martinez is also a member of the Council on Foreign Relations, an independent nonpartisan membership organization with offices in Washington and New York. Mr. Martinez had a 31 year career with Lehman Brothers, having joined Kuhn Loeb & Co., a predecessor firm, in 1971, and became a partner of Lehman Brothers in 1978. He was involved in a broad spectrum of U.S. and international investment banking activities covering advisory as well as financing assignments. In addition to client responsibilities, Mr. Martinez headed a sector of Lehman's investment banking division during 1986-1989, was a member of the Board of Directors of the Lehman Brothers Division of Shearson Lehman Brothers Inc. from 1989-1993, and a member of the management committee of the investment banking division from 1990-1994. Mr. Martinez was born in Santiago, Cuba, educated in the United

States, and holds an MBA from the Wharton School of Business and a Bachelor of Science in Accounting, magna cum laude, from Boston College. He resides in New York and Florida.

JAY H. McDOWELL, 71, has been a Director of Bacardi Limited since 1999. Mr. McDowell was a partner of Cadwalader, Wickersham & Taft, a New York law firm, from 1972 to 2000 and currently is Counsel to Withers Bergmann, LLP, a law firm with offices in London, Milan, Geneva, Hong Kong, New York and New Haven. Mr. McDowell received a BA from Yale University in 1959 and an LLB from the University of Virginia Law School in 1963. Mr. McDowell lives in New York City.

Mr. McDowell is a member of the Audit Committee and the Compensation Committee.

GUY PEYRELONGUE, 71, was first elected to the Board in 2003. From 1973 to 2001 he held senior management positions at L'Oréal, a leading global company of cosmetic and beauty products. From 1987 to 2001 he was President and Chief Executive Officer of L'Oréal USA and Chairman of L'Oréal Canada. From 1973 to 1987, he held various positions at L'Oréal including President Latin America. Mr. Peyrelongue previously served as a non-executive director of Burberry Ltd., a leading luxury goods company from 2002 until 2007. He graduated from the École des Haute Études Commerciales in Paris, France. Mr. Peyrelongue lives in Mexico.

Mr. Peyrelongue is a member of the Audit Committee and the Compensation Committee.

PHILIP SHEARER, 55, was first elected as a Director in 2006. As of May 2008, Mr. Shearer is the CEO of the Clarins Group, a leading cosmetic company based in Paris. He was Group President, The Estèe Lauder Companies from 2003 to 2007, which he had joined in September 2001. From 1987 to 2001, Mr. Shearer held various positions at L'Oréal and was President of the Luxury Products Division at L'Oréal U.S.A. upon his departure. Previously, Mr. Shearer held various senior positions with the Elizabeth Arden division of Eli Lilly. Mr. Shearer was Chairman of the Board of The Fragrance Foundation from 1998 to 2001. He holds an MBA from the Johnson Graduate School of Management at Cornell University. He lives in Paris.

Mr. Shearer is a member of the Compensation Committee.

BOARD COMMITTEES

In accordance with our Bye-Laws, the business of the Company is to be managed and conducted by the Board of Directors. To assist in carrying out this responsibility, the Board of Directors has delegated certain authority to three standing committees and from time to time to special committees. The standing committees are the Audit Committee, the Compensation Committee and the Nominating & Governance Committee. While not mandated by law, each standing committee operates under a written charter, which we believe ensures accountability among Committee members for their particular responsibilities. Our Board committees figure prominently in our vision of responsible corporate governance and our accounting and financial reporting processes.

The Audit Committee, which consists of Mr. Corti (Chair), Mr. Bergel, Mr. Fernandez-Quincoces[1], Mr. McDowell, Mr. Peyrelongue and Mr. Silcock[1], is responsible for advising and assisting the Board of Directors with respect to the selection of the Independent Auditors of the Company, the conduct of the audit of the Company's accounts, financial reporting matters and internal controls over financial matters. The Committee is also responsible for reviewing the Company's consolidated financial statements, the reports of the Independent Auditors and other financial information. While the Board of Directors believes that there is more than one financial expert on the Committee it has determined that Mr. Corti is the designated Audit Committee financial expert. A copy of the Audit Committee Charter is attached as Annex B.

The Compensation Committee, which consists of Mr. Fernandez-Quincoces[1] (Chair), Mr. Comas, Mr. Corti, Mr. Danguillecourt, Mr. de Hechavarria, Mr. McDowell, Mr. Peyrelongue and Mr. Shearer, assists the Board of Directors in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives and Directors. A copy of the Compensation Committee Charter is attached as Annex C.

The Nominating & Governance Committee, which consists of Mr. Danguillecourt (Chair), Mr. Arellano, Mr. Bacardi, Mr. Carrera-Justiz, and Mr. de la Rocha, assists the Board of Directors in identifying, recruiting, and providing candidates who would become nominees for future election to the Board of Directors by the shareholders. The Committee also supports the Chairman with assessing the performance of the Board of Directors and its individual members. Additionally, the Committee is tasked with oversight of the Company's corporate governance. A copy of the Nominating & Governance Committee Charter is attached as Annex D.

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[1] Both Mr. Fernandez-Quincoces and Mr. Silcock served on the Committees where noted in fiscal 2008 but are not standing for re-election as Directors in fiscal 2009.

APPOINTMENT OF AUDITORS

It is proposed that the Company appoint PricewaterhouseCoopers, independent public accountants, to audit the accounts of the company for the fiscal year ending March 31, 2009, pursuant to Bye-Law 66, and authorize the Board of Directors to agree their fee.

CONFIRMATION OF ACTS

It is proposed that the Members confirm the Acts of the Directors of the Company for the year ended March 31, 2008.

ADDITIONAL INFORMATION

If you have any questions about this proxy statement or need assistance with the voting procedures, you should call Douglas Mello at (441) 298-1017. Requests for further copies of this proxy statement or proxies should be directed to us at the following address or telephone number:

Bacardi Limited
65 Pitts Bay Road
P.O. Box HM 720
Hamilton HM CX
Bermuda
Attention: Douglas Mello
Telephone: (441) 298-1017

Or via email at: dmello@bacardi.com

To vote your shares, please complete, date, sign and return the enclosed proxy as soon as possible in the enclosed envelope.

ANNEX A

SUBJECT TO APPROVAL BY THE MEMBERS AT THE 2008 ANNUAL GENERAL MEETING

MINUTES of the Annual General Meeting of Members of BACARDI LIMITED (the "Company") held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, July 19, 2007 commencing at 9:00 am.

Mr. Facundo Bacardi, Chairman of the Company's Board of Directors, acted as Chairman of the Meeting and Mr. Douglas Mello, Company Secretary, acted as Secretary of the Meeting. In addition to members and management, the following persons were present for the meeting: Mr. Barry Misthal, partner with PricewaterhouseCoopers, Auditors of the Company, Mr. Thomas Brome and Mr. William Rogers, partners with the law firm of Cravath, Swaine & Moore LLP, legal advisor to Bacardi Limited, and Mr. Graham Collis, partner with Conyers Dill & Pearman, the Company's legal representative in Bermuda.

The Chairman welcomed everyone to the 2007 Annual General Meeting of Members of Bacardi Limited and called the Meeting to order at 9:00 a.m.

Mr. Bacardi asked Ms. Alicia Aixala to give the invocation. Thereafter, Mr. Bacardi requested a moment of silence in remembrance of Mr. Manuel Rubiralta, President of Bacardi Mexico, who passed away in May on a business trip to Bermuda.

1. **Confirmation of Notice**

The Secretary confirmed that the Notice of the Meeting had been duly given on June 19, 2007 in accordance with the Bye-Laws and that the necessary quorum of members was present in person or by proxy, and that the Meeting was entitled to transact business. The attendance list is filed with these minutes as Exhibit A.

2. **Approval of Minutes of the Annual General Meeting held on June 20, 2006**

The Chairman called the Members' attention to the Minutes of the Annual General Meeting held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda on June 20, 2006. He reminded the Members that the Minutes of the meeting were distributed with the Notice of this Meeting, and then asked whether there were any suggested corrections or amendments to the Minutes. There being none, upon motion duly made and seconded, it was

RESOLVED, that the Minutes of the Annual General Meeting held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda on June 20, 2006 be approved as a correct record of the Meeting.

3. Consolidated Financial Statements

Mr. Ralph Morera, Senior Vice President Finance and Chief Financial Officer, gave an overview of the Financial Statements contained in the Annual Report for 2007, highlighting the Company's record earnings and reduction of debt.

Mr. Morera explained that the Company's Global Core Brands had experienced healthy growth in fiscal 2007. He referred to the increase in net sales during fiscal 2007 with total sales of US$4,967 million compared to the prior year of US$4,558 million, and that net earnings were up 11% to US$730 million. He added that the only category where there had been a decline in sales was in Ready to Drink products, as expected by management. He highlighted that the Company continued to invest heavily in the infrastructure of the business and that this was reflected in the General & Administrative Expenses line that had increased over the prior year. He noted that fiscal 2007 included US$47 million of one-off costs and expenses related to initiatives to improve the utilization of the manufacturing assets. Mr. Morera continued to explain that the Company was positioned ideally for its long-term strategy of global and premium brand building. In reference to the balance sheet Mr. Morera noted that the Company continued to have a strong balance sheet with significant increases in cash flows. He explained that the Company had prepaid US$360 million of debt as result of excess cash flows and that the remaining debt was fully compliant with the debt covenants. He noted that the strategies adopted to manage debt were consistent with previous years. Mr. Morera reviewed the Dividend Computation with the shareholders and explained that the computation had been examined by PricewaterhouseCoopers and that PricewaterhouseCoopers had issued a special opinion on the dividend.

4. Auditors Report

The Chairman asked Mr. Barry Misthal, partner from PricewaterhouseCoopers ("PwC") to read a summary of the Auditors' Report to Shareholders of Bacardi Limited which appeared in full on pages 60-61 of the Annual Report and was dated June 1, 2007. Mr. Misthal commented that PwC had issued an unqualified and clean audit report in relation to fiscal 2007. He also noted that PwC had also issued an opinion on internal controls and explained that this opinion stated that the Company had maintained effective internal controls over financial reporting. There being no questions, upon motion duly made and seconded, it was

RESOLVED, that the Company's consolidated Audited Financial Statements, together with the Auditors' Report thereon, for the 12-month period ended March 31, 2007, as presented to the Meeting, be received and adopted.

5. Election of Directors

The Chairman stated that the election of Directors would be by a poll vote taken later in the meeting. He noted that the Directors nominated for election were listed in the Proxy Statement, which was previously sent to all shareholders.

6. Appointment of Auditors

Upon motion duly made and seconded, it was

RESOLVED, that the firm of PricewaterhouseCoopers be appointed Auditors of the Company for the ensuing year and that the Board of Directors be authorized to agree to their fees.

7. Confirmation of Acts

The Chairman noted that a poll vote would be taken to confirm and ratify the actions of the Directors of the Company taken through March 31, 2007, the date of the last audited financial statements of the Company.

8. Poll Vote

The Chairman explained the procedure for the poll vote. He said that the Members would need a ballot in order to vote, if they had not previously given a proxy, or if they wished to withdraw their proxy and vote on the resolutions, or if they would be voting as a proxy holder. Pursuant to the Company's Bye-laws, the Chairman went on to explain that he was required to appoint a committee of not less than two shareholders to examine the ballot forms and the counting of votes to be carried out by Mr. Mello, Mrs. Butterworth and representatives of the auditors, PricewaterhouseCoopers. Mr. Christopher Nielsen and Mr. Philip Robitaille had agreed to serve on such committee and to keep confidential the manner in which each shareholder voted, and so were appointed as the committee for this purpose.

9. Management's Presentation

Mr. Andreas Gembler, President & CEO of Bacardi Limited, introduced Mr. Jon Grey, Chief Operations Officer and Mr. John Esposito, President, Bacardi USA, Inc. to address the members.

Mr. Grey presented on the global operations function within the Bacardi group. The presentation is filed at the Company with these Minutes as Exhibit B. He noted that opportunities existed to improve the premiumness of the products as well as their supply chain costs by taking better advantage of the global scale of the Company. He highlighted the future Company plans for the Meeting outlining seven key areas where improvements were going to be made: operational performance in the bottling plants as measured by production cost per case; asset utilization; supply chain systems and associated business processes; environmental awareness; management of change and innovations; point of sale items; and the purchase of indirect goods. In his final, slide Mr. Grey outlined the potential annual savings that will be available in a three to five year time frame as a result of pursuing the activities outlined.

Mr. Esposito presented the developments at Bacardi USA, Inc. during his first year as President. The presentation is filed at the Company with these Minutes as Exhibit C. He informed the Meeting of the process that was undertaken to form Bacardi USA's vision statement and shared both the vision and related values with the Meeting. He informed the Meeting that in sales there had been a shift from geographical responsibility to customer responsibility and accordingly five sales regions had been created. Mr. Esposito then reviewed the development of the US Market and, in particular, the distributor alignment with other leading suppliers. Finally, he reviewed core brand sales and associated advertising campaigns within the US market and discussed the new social responsibility campaign.

Mr. Gembler then addressed the Meeting presenting a management review of 2007. The presentation is filed at the Company with these Minutes as Exhibit D. He informed the Meeting of some changes to the management personnel and business approach which had been put in place over the last year. In particular he noted that Mr. Ralph Morera would become Executive Vice President with responsibilities outside of Finance and that Mr. Graham Hetherington had joined the Company as Senior Vice President Finance and Chief Financial Officer. He noted that Mr. Andy Fernandez, Regional Director for Central and South America had elected to retire and that Mr. Robbie Jamieson would be taking over as Regional President, Latin America, combining Latin America and Mexico into a single region. Mr. Gembler also highlighted some of the organizational changes that had taken place over the fiscal year. In particular he noted that the Global Marketing team had been assembled and had developed clear and consistent brand positioning for the core brands. He also noted that the Asia Pacific Team completed a comprehensive review and reorganization of the regional and in-market teams. He continued to note that in terms of Information Technology the Company is implementing a global platform with a new Chief Information Officer. Mr.

Gembler also talked about some of the changes within the Global Human Resource function including a succession planning process. Mr. Gembler drew the Meetings' attention to various social responsibility initiatives of the Company to address this critical area for the Company and the spirits industry. Mr. Gembler then focused on the core brands and described their current status and the strategies and marketing programs that had been adopted to develop them further. He presented videos of several new marketing campaigns including the "Elixir" campaign for the Bacardi brand.

10. Results of Poll Vote for Election of Directors

After a short break in the proceedings during which the auditors and scrutineers completed their review of votes, the Chairman announced that the following persons had been elected to serve as Directors of Bacardi Limited for the term of one year or until their successors have been duly elected. The names were announced in alphabetical order:

Victor R. Arellano Jr.

Facundo L. Bacardi

Jaime Bergel

Francisco Carrera-Justiz

Toten A. Comas Bacardi

Robert J. Corti

Adolfo L. Danguillecourt

Ignacio de la Rocha

Paul de Hechavarria

Guillermo J. Fernandez-Quincoces

Andreas Gembler

Barry E. Kabalkin

Jay H. McDowell

Guy Peyrelongue

Philip Shearer

Raymond P. Silcock

11. Results of Poll Vote for Confirmation of Acts of the Directors

Mr. Bacardi announced that the resolution confirming the Acts of the Directors was approved by the shareholders with a vote of 86% of the votes cast in favor, 0.25% against, and 13.27% in abstention.

12. Percentage of Votes Cast

Mr. Bacardi announced that 93% of the outstanding shares of Bacardi Limited were voted and thanked the shareholders for their participation in the Meeting.

13. Shareholder Comments

Following the announcement of the voting, the floor was opened to questions and comments from the shareholders and they commented on the following items:

- Marketing and sales initiatives in specific US States;
- Expectation of non-traditional forms of advertising including electronic media;
- Company progress on the status of employment of women and diversity in general;
- Interest in shareholder liquidity for estate purposes and possible assistance by the Company;
- Qualifications for nomination to the Board in the case of prior senior executives; and
- Support for announced environmental standards of the Company and their application to suppliers.

The Chairman and management responded to the comments of the shareholders.

14. Chairman's Comments

The Chairman congratulated Mr. Gembler and his management team on the Company's excellent performance for fiscal 2007. He noted that the presentations during the Meeting focused on the goal of leadership in premium brands, operating excellence, regional improvements and high corporate standards. He commended management on the achievement of Sarbanes-Oxley 404 certification and used it as an example of one of the ways that management has worked closely with the Board and the auditors to meet best practice standards. He noted that in fiscal 2008 the Board would be assessing the amendment of the Bye-laws with a goal of updating a broad number of provisions to reflect changes in the Company organization, shareholder arrangements, the applicable laws in Bermuda and other corporate best practices.

The Chairman then thanked Mrs. Butterworth and Mr. Mello for their efforts in organizing a superb shareholder dinner at the Company. He also thanked Mrs. Clara Fay and Mr. Pepin Argamasilla for their work on the impressive Annual Report.

15. Adjournment

There being no further business, upon motion duly made and seconded, the Meeting was adjourned at 11:45 a.m.

______________________________ Chairman

______________________________ Secretary

ANNEX B

BACARDI LIMITED

AUDIT COMMITTEE CHARTER

Purpose:

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to advise and assist the Board with respect to (1) the selection of the Company's independent external auditors, (2) the conduct of the audit of the Company's accounts, (3) financial reporting matters, (4) internal controls over financial matters and (5) such other matters as the Board shall determine. In particular, the Committee shall monitor (a) the integrity of the financial statements of the Company, (b) the Company's code of conduct, (c) the independent external auditors' qualifications and independence, and (d) the performance of the Company's internal audit function and independent external auditors.

Responsibilities:

The Committee shall satisfy itself, on behalf of the Board, that:

(a) the Company's quarterly and annual financial statements will be distributed to the Company's shareholders and other stakeholders, following approval of quarterly statements by the Committee and approval of the annual financial statements by the Board subject to the recommendation of the Committee;

(b) the information contained in the Company's quarterly and annual financial statements to shareholders, and any other financial disclosure information, is not materially erroneous, misleading or incomplete;

(c) the Company has implemented appropriate systems of internal control over financial controls and reporting and over the safeguarding of the Company's assets and that these are operating effectively;

(d) the audit function has been effectively carried out and that any matter which the independent external auditors or the internal auditors wish to bring to the attention of the Board has been addressed; and

(e) the Company's independent external auditors are qualified and independent of management.

The Committee shall report regularly to the Board. The Committee should review with the full Board any issues that arise with respect to the quality and integrity of the Company's financial statements, the performance and independence of the Company's independent external auditors, and the performance of the internal auditors.

The Committee shall meet separately, periodically, with management, with the internal auditors and with the independent external auditors.

The Committee shall discuss the annual audited financial statements and quarterly financial statements with management and with the independent external auditors, including the Financial Review, and shall recommend to the Board whether the audited financial statements should be distributed to shareholders and others.

The Committee shall discuss with management and the independent external auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

The Committee is directly responsible for the resolution of disagreements between management and the independent external auditors regarding financial reporting.

The Committee shall review the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

The Committee shall recommend to the Board the appointment, retention and replacement of the independent external auditors (subject to shareholder ratification). The Committee shall be directly responsible for the compensation and oversight of the independent external auditors for the purpose of preparing or issuing audit reports or performing other audit, review or attest services. The Committee shall review the independent external auditors' plans and the independent external auditors shall report directly to the Committee.

The Committee shall review with the independent external auditors any audit problems or difficulties and management's response. This review should include a discussion of (a) any restrictions on the scope of the independent external auditors' activities, or on access to, requested information, and (b) any significant disagreements with management. The Committee may review, as it deems appropriate; (i) any accounting adjustments that were noted or proposed by the independent external auditors but were "passed" (as immaterial or otherwise); (ii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

The Committee shall, at least annually, obtain and review a report from the independent external auditors describing (i) the independent external auditors' internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, (iii) any steps taken to deal with any such issues, and (iv) all relationships between the independent external auditors and the Company.

Based on the reports mentioned in the preceding paragraph, the Committee shall evaluate the qualifications, performance and independence of the independent external auditors. In this evaluation, the Committee shall (i) consider whether the independent external auditors' quality controls are adequate and the provision of non-audit services, if any, is compatible with maintaining their independence, (ii) evaluate the lead partner of the independent external auditors' team and make sure that there is a regular rotation of the lead partner, (iii) consider if there should be a rotation of the independent external auditors, and (iv) take into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent external auditors to the Board.

The Committee shall review and discuss quarterly reports from the independent external auditors on (a) all critical accounting policies and practices to be used, (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent external auditors and management, (c) other material written communications between the independent external auditors and management, such as any management letter or schedule of unadjusted differences.

The Committee shall be responsible for the pre-approval of all audit and non-audit services (including the fees and terms) to be performed for the Company by the independent external auditors, except for *de minimus* amounts.

The Committee shall discuss with management the Company's policies with respect to risk assessment and risk management, including major financial risk exposures and the steps management has taken to monitor and control such exposure.

The Committee shall review the objectivity, effectiveness, and resources of the internal auditors and the scope and results of audit plans of the internal auditors.

The Committee shall monitor the Company's internal accounting controls and information gathering systems, and shall review the risks, priorities and any deficiencies identified by the Company's internal auditors and ensure that appropriate corrective action is taken with respect thereto.

The Committee shall select and retain the Company's internal auditors in coordination with management. The Committee shall review the performance and the remuneration of the Company's internal auditors and shall approve all decisions in connection therewith. The internal auditors shall report directly to the Committee on all substantive matters, while management will be responsible for the day to day administration of the internal audit function.

Both the independent external auditors and the internal auditors shall have access to the Committee, generally via the Chairman of the Committee, whenever required.

The Committee shall set clear policies for hiring by the Company of employees or former employees of both the independent external auditors and the internal auditors.

The Committee shall conduct an annual assessment of the Company's global tax strategy and programs.

The Committee shall establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The members of the Committee shall have the right, for the purpose of performing their duties, to inspect all the books and records of the Company and its subsidiaries, and to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and both the independent external and internal auditors of the Company. The Committee may require the independent or the internal auditors to attend any or every meeting.

The Committee shall review and reassess the adequacy of this Charter periodically, at least on an annual basis, as conditions dictate. The Committee shall annually review and assess the Committee's own performance.

It is understood that in order to properly carry out its responsibilities, the Committee shall have the right, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors.

In order to enhance the performance of the Committee and the fulfillment of its responsibilities, the members of the Committee, shall have the right to undertake professional education and training from programs approved by the Committee. The expenses related to participation in such programs will be borne by the Company.

Structure:

The Board shall elect annually from among its members a committee to be known as the Audit Committee to be composed of a minimum of four directors, none of whom shall (a) accept directly or indirectly from the Company or any subsidiary of the Company any consulting, advisory or other compensatory fee or (b) be affiliated with the Company (other than through the ownership of stock) or (c) be officers or employees of the Company or of any of its affiliates, or have been an officer or employee of the Company or of its affiliates or of the independent external auditors, in the three years prior to being appointed to the Committee or (d) be an immediate family member of any of these persons. Specific exceptions from these requirements may be granted upon approval by the Board. At least one member of the Audit Committee shall have accounting or related financial expertise.

A majority of the members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present (in person or by means of telephone conference whereby each participant has the opportunity to speak to and hear one another) or by a resolution in writing signed by all the members of the Committee.

Each member of the Committee shall hold such office until the next annual meeting of shareholders after election as a member of the Committee. However, any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director or otherwise ceases to be qualified to be a member of the Committee.

The Committee shall appoint one of its members to act as Chairman (the "Chairman"). The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

The Committee will meet as many times as is necessary to carry out its responsibilities.

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, unless otherwise provided for in the Bye-Laws of the Company or otherwise determined by resolution of the Board.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine, in accordance with applicable Bye-Laws of the Company.

Effective May 1, 2008

BACARDI LIMITED

COMPENSATION COMMITTEE CHARTER

Purpose

The Compensation Committee (the "Committee") was established and appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to assist the Board in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives, and Directors.

The Committee shall develop compensation policies that are designed to attract, motivate and retain those key employees necessary to support the Company's growth and success. The Committee will support the Company's efforts to generate value for Company's shareholders by: (1) developing world-class leaders, (2) matching the Company's compensation plans to its business strategies, (3) balancing appropriately the short-term and long-term goals of the Company, (4) emphasizing the relationship between pay and performance by placing an appropriate portion of compensation at risk and subject to the achievement of financial goals and other critical objectives. To achieve this goal, the Committee will endeavor to award full and fair compensation to each individual consistent with their performance and level of responsibility on a level of compensation that is competitive with management positions in similarly situated companies taking into account general economic conditions and the Company's performance. In developing compensation policies and practices, and in applying those policies and practices to individual compensation decisions, the Committee shall at all times consider the impact of its recommendations and actions on its over-riding goal of enhancing stockholder value.

The Committee is also charged with the review and formulation of compensation policies with respect to bonuses and long-term incentive plans with the intended goal of matching the short and long-term interests of the Company's shareholders and executives.

Organization

The Committee is a permanent committee of the Board composed of three (3) or more Directors. Committee members shall be elected by the Board annually at the organizational meeting of the Board of Directors after the annual shareholders meeting or as necessary to fill vacancies; members shall serve until their successors shall be duly elected and qualified. The Committee chairman may also entertain requests from, and may so invite, Board members who wish to attend Committee meetings, however, such invitees may only participate in the discussion of the issues presented to the Committee but may not vote on any matters to be decided.

The Committee's chairperson may be designated by the full Board or, if the Board does not do so, the Committee members shall elect, by majority vote, a chairperson. Committee members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named. In consultation with the other members of the Committee, the chairperson shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. In addition, at each meeting held following the annual meeting of shareholders, the chair, in consultation with the other members of the Committee, shall determine the annual agenda of items to be addressed by the Compensation Committee during the coming year.

No Director shall serve as a member of the Committee if such Director has been or is currently a part of an interlocking Directorate in which the CEO or another executive officer of the Company serves on the compensation committee of another company that employs such Director.

None of the members of the Committee shall (a) accept directly or indirectly from the Company or any subsidiary of the Company any consulting, advisory or other compensatory fee or (b) be affiliated with the Company (other than through the ownership of stock) or (c) be officers or employees of the Company or of any of its affiliates, or have been an officer or employee of the Company or of its affiliates or of the independent external auditors, in the three years prior to being appointed to the Committee or (d) be an immediate family member of any of these persons. Specific exemptions from these requirements may be granted upon approval of the Board.

Meetings

The Committee shall hold meetings as necessary. Committee meetings are usually scheduled at least three times a year, after the general shareholders meeting, and before the November and March (of the following calendar year) Board meetings.

The Committee may include the Company's management at its meetings, but shall also hold an executive session at each meeting at which only Directors who are not executives are present. No employee, including the CEO, shall attend that portion of any meeting where his or her performance or compensation are discussed, unless specifically so requested by the Committee.

Attendance of a majority of the members of the Committee shall constitute a quorum for the transaction of business. Approval of a matter by a majority of the members present at a meeting at which a quorum is present shall constitute approval by the Committee. The Committee may also act by unanimous written consent without a meeting.

The Committee shall maintain written minutes of its meetings, which minutes will be filed in the Company's corporate minute book. The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

Responsibilities

In addition to any special duties which the Board may assign to the Committee from time to time, the Duties of the Committee shall include:

AAA Objective Setting. Annually review and approve corporate goals and objectives relevant to the CEO's compensation (including, but not limited to the AAA non-financial goals, as well as those financial objectives set by the Board), and evaluate the CEO's performance in light of the goals and objectives set for the prior fiscal year. Based on that evaluation the Committee shall recommend to the Board the CEO's compensation levels.

CEO's Compensation. The Committee shall make recommendations to the Board as to the CEO's (1) annual base salary level, (2) annual incentive bonuses, and (3) long term incentive compensation (in the aggregate, the "Total Compensation"). In determining the Total Compensation, the Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years. As part of this evaluation, the Committee shall obtain input from other Committees of the Board concerning the CEO's performance as it deems appropriate, including but not limited to input from (i) the Audit Committee on matters related to the Company's financial reporting and disclosure controls and (ii) the Nominating and Governance Committee on matters related to executive development and succession planning.

CEO and Executive Compensation. In addition to CEO's Total Compensation, the Committee shall also annually review and approve (1) employment agreements, (2) severance arrangements, and (3) change in control agreements/provisions, in each case as, when and if appropriate, and (4) the benefits to be received by the CEO as well as any special or supplemental benefits. At the Board's request, the Committee shall also review the Total Compensation for any of the Company's officers, Directors and key executives based on the compensation received by such persons in comparable positions in comparable companies. The Committee shall also review and approve the CEO's recommendation as to the Total Compensation of each member of management reporting directly to the CEO.

Award Long-Term Incentive Units. Administer, interpret, make grants and awards to the CEO and other Senior Executives plus aggregate values and awards to other employees recommended by the CEO. Adopt rules and recommend to the Board amendments to the Company's executive compensation and benefit plans, including Long-Term Incentive plans. In connection with such recommendations, the Committee shall structure and award grants including performance targets for all incentive compensation programs for the CEO and in turn shall review and approve the CEO's recommendations with respect to the members of the Company's Executive Committee. The Committee shall be responsible for the design, implementation and administration of all Company-wide compensation and benefit plans, including equity-based compensation programs.

Control Perquisites and other forms of Remuneration. Receive a report from the Company's Human Resource Department, as part of its periodic review of senior executive compensation, in such form as the Committee shall deem appropriate, which discloses non-compensatory "perks" and/or benefits associated with the executives' (including the CEO's) employment with the Company. Such report shall include but not be limited to any special health, life insurance, travel, residential support, club memberships, expense accounts, automobile allowances or use of Company owned automobiles, airplane travel in public or private carriers, severance benefits, use of Company owned real estate and/or vehicles, and charitable or political support benefits enjoyed by executives as a result of their employment by the Company.

Employment, Severance and Change in Control Agreements. In addition to approving all employment, severance or change in control agreements and any special or supplemental benefits provided to any executive officers or Directors of the Company. The Committee will review the impact of any potential material transaction, such as a merger, acquisition, or spin-off, on compensation plans.

Compensation Consultants, Accountants, Attorneys and Other Professionals. The Committee shall have the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors. The Company will provide the Compensation Committee with the appropriate funding to exercise its authority to retain consultants or advisors.

Management Succession. The Committee shall review and make recommendations to the Board concerning management succession.

Director Compensation. The Committee shall review director and Chairman of the Board compensation levels and practices, and recommend, from time to time, changes in such compensation levels and practices to the Board.

Reporting to the Board. The Committee shall make regular reports to the Board and record summaries of its recommendations to the Board in written form.

Review and Evaluation of the Committee and its Charter. The Committee shall annually review the Committee's performance and the adequacy of the Charter to encourage the continuing improvement of the Committee in the execution of its responsibilities. In conducting this review, the Committee shall evaluate whether this Charter appropriately addresses the matters that are or should be within its scope and shall recommend any proposed amendments of the Charter to the Board for approval. For purposes of evaluating the Committee's performance, the Committee shall consider the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner.

Power to Interpret Charter. The Committee shall have the power and authority to interpret this Charter and make any determinations as to whether any act taken has been taken in compliance with the terms hereof.

Reliance on Company Reports and Executives. The Committee, and each member of the Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by (i) officers and other employees of the Company, whom such member believes to be reliable and competent in the matters presented, (ii) counsel, advisors, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

Effective May 1, 2008

BACARDI LIMITED

NOMINATING & GOVERNANCE COMMITTEE CHARTER

Purpose

The Nominating & Governance Committee (the "Committee") was established and appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to:

- assist the Board in discharging its responsibilities with respect to identifying, recruiting and providing candidates who would become nominees for future election to the Board by the Shareholders;
- examine the candidate selection process, apply criteria, and review qualification guidelines that may be set by the Board from time to time;
- assess and review any matters concerning the governance of the Board;
- assist the Board of Directors in constituting the membership for the various committees of the Board;
- provide assistance to the Board regarding any other matter relating to the nomination and governance processes.

Responsibilities

The Committee's responsibilities shall be:

(a) to review from time to time the adequacy of the Company's corporate governance principles in light of broadly accepted practices of corporate governance and emerging governance issues, and to advise and make recommendations to the Board with respect to appropriate modifications;

(b) to monitor the implementation and operation of the Company's corporate governance principles;

(c) to identify, review and evaluate candidates for election as Director;

(d) to oversee the process by which shareholders may nominate Directors;

(e) to assess the performance of the Board and its individual members;

(f) to advise the Board with respect to such other matters relating to the nomination and governance processes of the Company as the Committee may from time to time approve, including changes to terms or scope of this Charter and the Committee's overall responsibilities; and

(g) to carry out such other tasks as the Board may from time to time delegate to the Committee.

Structure

The Board shall elect annually from among its members a committee to be known as the Nominating & Governance Committee to be composed of four or more directors.

A majority of the members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present (in person or by means of telephone conference whereby each participant has the opportunity to speak to and hear one another) or by a resolution in writing signed by all the members of the Committee. All Committee recommendations shall be presented to the full Board for approval.

Each member of the Committee shall hold such office until the next annual meeting of shareholders after election as a member of the Committee. However, any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director or otherwise ceases to be qualified to be a member of the Committee.

The Committee shall appoint one of its members to act as Chairman (the "Chairman"). The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

The Committee will meet as many times as is necessary to carry out its responsibilities.

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, unless otherwise provided for in the Bye-Laws of the Company or otherwise determined by resolution of the Board.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine, in accordance with applicable Bye-Laws of the Company.

Effective May 3, 2006

BACARDI LIMITED

FACUNDO L. BACARDI
CHAIRMAN OF THE BOARD

May 20, 2008

Dear Shareholders,

Bacardi Limited has delivered record results for several years now. The just completed fiscal year of 2008 is no exception as we achieved a historic milestone in exceeding $1 billion of earnings from operations for the first time in the Company's history. This achievement has not been a one-year or even a three-year undertaking. It is a 146 year journey in which we have built upon our successes and learned from our failures. As shareholders you have much to be proud of as you are part of one of the most successful multi-generational family companies in existence today.

During our journey, we have encountered many instances where we have had to overcome significant challenges. We have been able to do so because we were either prepared or, when not fully prepared, we responded intelligently to the situation at hand and found a way to meet those challenges. Our ability to persevere is a unique characteristic imbued into the Company by Don Facundo Bacardi, carried on by Emilio, Facundo, and Jose Bacardi, and by Henri Schueg, and made part of our corporate DNA through the many that followed in their footsteps. Today is no different.

The dynamics of the spirits industry and marketplace are as challenging as ever before. In the last several years we have seen trends that have progressively raised the bar and required us to perform even more effectively to generate the returns that I, as Chairman, and your board of directors want this Company to deliver. On a global basis we are experiencing a stricter regulatory framework, increasingly difficult tax regimes, significantly higher costs for all of the materials and ingredients that we use to produce our different spirits brands, higher advertising and promotional costs, increasing transportation costs, and the emergence of financially stronger competitors with larger spirits portfolios. In addition, we are facing a weaker economy, particularly in North America and Europe. On a regional basis we are faced with adverse demographic trends, the increasing importance of China, Russia, and Eastern Europe, changing consumption patterns, and consolidation of the retail markets and the wholesale trade. Despite these many challenges, the Company is committed to the continuation of a value creation strategy for the benefit of all of our shareholders.

We are not alone. Our similarly situated competitors also recognize the difficulty of the marketplace and the urgency to change the way spirits companies operate. We all understand and share the view that the historical way of successfully operating our businesses worked well to meet past challenges. Going forward, however, we will need to adjust and further improve upon our current business model if we are to meet our future challenges and properly position ourselves to excel in a very different spirits industry environment.

During the past three years, the Company initiated a major effort to begin adapting our organization to meet these numerous challenges. This has been an important period for Bacardi Limited marked by major strategic initiatives in which we invested intensely in support of our Global Brands portfolio, our corporate infrastructure, and our valuable production assets while allocating significant resources towards the future of our brands. Over the last three fiscal years, we increased our Advertising and Promotional investment by a total of $197 million alone. That is a significant commitment. We have also provided significant resources to important organizational and operational initiatives that will allow the Company to meet and overcome the numerous obstacles we have while improving our competitive position within the industry and the marketplace.

Recently, it has come to my attention that there are concerns and questions about the Company's strategic direction, and some of the specific initiatives put into place for our future growth and development. I would like to take this opportunity in advance of the distribution of the Bacardi Limited 2008 Annual Report in June, and ahead of the Annual General Meeting in July, to discuss the important organizational and operational initiatives aimed at ensuring the long-term health of our Company and its ability to strive for the overarching goal of sustainable long-term shareholder value creation.

GLOBAL INITIATIVES
Development of Our Business in Asia-Pacific

The Company has long recognized Asia-Pacific as the most significant area of opportunity for market expansion. Our earlier participation in the region during the 1990's was constrained since the importation of distilled spirits was difficult and duties were high. Furthermore, our presence was limited to distribution alliances and joint ventures with a priority placed on managing the investment risk and loss minimization.

Today, Bacardi Limited is striving to be a major player in a far more open Asia-Pacific region. The Asian economies, and specifically China and India, continue to develop strongly, and our competitors continue to invest heavily in the region. We are faced with the reality that the Asia-Pacific region is a top strategic area of growth for all global spirits companies, and Bacardi Limited has serious gaps that must be overcome. We are behind our competitors, and we have no choice but to significantly invest behind our core brands if our Company is to be an important participant in the Asia-Pacific spirits market. The Board of Directors has recognized the magnitude of this priority and has unanimously supported a dramatically stepped-up investment which will allow our Company to gain traction in key markets.

We now have a clear strategy for developing our business in the key markets of China, India, Korea and Taiwan. Management has specifically targeted DEWAR'S 12 to champion our portfolio across Asia as dark spirits categories, and especially Scotch, have offered the higher rates of growth in these emerging markets spirits markets. With DEWAR'S, we have a strong contender, a perfect premium brand to optimize the other Core Brands in our portfolio BACARDI, BOMBAY SAPPHIRE, GREY GOOSE, and expand our footprint in these critically important Asian markets. Nevertheless, these investments are not without risk. The board is carefully monitoring the development of DEWAR'S 12 in China and receives regular and detailed reports from our CEO and our Regional President for the Asia-Pacific region.

Underpinning our strategic vision for the Asia-Pacific region is a solid organizational structure built over the last three years. I am pleased to tell you that all of the joint ventures and distribution alliances in the area have now been reorganized, and Bacardi Limited now has its own presence in all of the key markets. We finally have in place a strong, talented and dedicated in-market team focused on our Company's vision.

We have invested heavily in our marketing, sales and management capabilities in Asia. In China, we have expanded our sales force to cover more cities and accounts. We have moved our marketing and sales function from Hong Kong to Shanghai, and have hired approximately 75 people over the last two years. In India, where we see a great potential for our premium white spirits portfolio, we have recruited new senior management to aggressively push better positioning and recruitment of new consumers. In other markets throughout the region, including Korea, Taiwan, and Japan we have consolidated our route to market.

This investment in our future does not come without a significant cost. During the last three years we invested $120 million in Advertising and Promotion in support of our core brands in the Asia-Pacific region and incurred a total net loss of $70 million.

Our determination to develop the markets of Asia-Pacific is strong. Our long-term view is to focus on growing a premium, high-proof brand portfolio, with priority on growing core brands DEWAR'S, BACARDI, BOMBAY SAPPHIRE and GREY GOOSE. Despite our conviction, however, we are pragmatic. Consequently, we closely monitor and periodically re-test our investment thesis in this strategically important region.

Information Technology

Bacardi Limited has seen tremendous growth over the past ten years from acquisitions of new brands, from entering new markets, and from developing its Global Brands. Our Company is now extremely complex, requiring leading edge technology to operate in the arena of world-class organizations.

Many of the processes and information systems utilized today to operate our business depend on dated legacy systems that are not optimally supportive of an integrated management approach critical to making the best business decisions for our Company. Today we have numerous different systems operating in our businesses around the world that do not integrate with each other. In today's operating environment, we cannot afford to operate in this manner. Our competitors, our suppliers, and our customers are operating with best of class integrated systems. Meanwhile, our dated legacy systems place us at a disadvantage. For example, today each of our operating units gathers its own data regarding customer profitability according to the requirements of their own IT systems. As a result of the inherent differences in these systems, the Company needs to go through a second and more time consuming process that reviews the data to ensure that it is able to match one standard. Most of the time that data does not match. This requires us to spend significant resources, and potentially wasting critical time, reconciling the data. Contrast this with our major competitors who use one common system and one process that ensures they always get consistently prepared data the first time. Looking to the future, we recognize that our long-term goals can only be achieved with business decisions supported by strong, standardized and integrated business processes and data supplied by one core IT system.

Our Company critically requires a global infrastructure of effective systems and consistent, professional processes to link and support our people across our businesses worldwide. To be competitive and to achieve the Company's overall objectives, we initiated a transformational IT project, named Project Spirit, one year ago to address this serious disparity.

During the past year, we have committed to the development of a common global technology platform for communicating with one common language. We have embarked on an initiative aimed at transforming

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Bacardi's business processes from separate local independent country businesses to a unified world class global business. In the long term, tremendous savings and efficiencies will come through better control over inventory, purchasing, costs, invoicing, customer information, cash flow improvement, budgeting, logistics, and much more.

The magnitude of this project requires additional investment and recruitment of IT skilled workers over a period of three to four years. Although management underestimated the required level of investment for this project in our planning phase, management now has a high degree of comfort with the project's revised cost. The total cost of this project will be approximately $140 million over this time period, of which we have invested $35 million through March 31, 2008. We recognize that this is a significant investment. Consequently, the Audit Committee of the Board is closely monitoring the development of the project and its costs to ensure that management controls the project costs and reaps the maximum benefit from its investment. It is vital to us that you know how committed we are to ensuring that adequate levels of resources and capabilities are allocated to build and operate a world class IT organization, so that we can effectively compete with our competitors while minimizing costs and maximizing efficiency.

Global Operations

Over the last three years, we have developed and begun to implement plans to realign the operations function to better serve both internal and external customers. In so doing, we set forth on a course with the goal of improving quality, asset utilization, supply chain and procurement processes. In addition, we have brought all of the Company's operations personnel together into one team for the first time. We believe that this will lead to a stronger, more effective operational platform for the Company.

The centralization of our operations function has been an important initiative. By centralizing our global resources we have been able to maximize our buying power. By centralizing our procurement we have been able to enter into improved long term supply agreements for our most important materials. This has enabled us to negotiate better pricing and minimize some of the escalating costs attributed to rapidly rising energy costs. I cannot emphasize enough how critical this is today as the increasing costs of energy and commodities make it imperative that we manage our increasing costs and leverage efficiency from our operations.

The centralization of operations has also helped strengthen us in many other areas such as setting global quality standards; ensuring a consistent approach to environmental issues; improving health and safety standards; providing contingency management; improving the capital expenditure process; measuring operational performance; and using our distilleries and bottling plants in a much more efficient manner.

On this last point, over the last ten years we have moved in stages from being a single-brand company to a company with a diverse portfolio of products. As a result, we have obtained many plants and facilities that have needed to be integrated for optimal leverage. You may recall that we made the strategic decisions to rationalize our manufacturing facilities in Southampton, Malaga, and Nassau. In addition, we took over the management of our Grey Goose manufacturing facility. Initiatives like these give us the ability to leverage efficiencies and savings from our operations and are critical to our ongoing success.

The one-time cost of the decisions to rationalize our manufacturing facilities was $58 million. These Global Operations initiatives have a very low pay-back period of two to four years and have estimated annual savings of approximately $110 million. The full achievement of these savings will be largely possible due to benefits derived from the implementation of our global information technology initiatives. We believe that we are building a strong foundation to change our operations function from a locally oriented perspective to a global best practices company.

Bacardi Global Brands (BGB)

The heart and soul of our company is marketing. Our approach has been to strengthen our central marketing activity and centralize the production of the major global campaigns and marketing programs for our core brands. We believe that the great premium brands in the world are built on a platform of global consistency. They have one look and feel wherever you go. This can only be achieved by a strong central strategic focus.

BACARDI rum provides a clear example of why we need consistent yet dynamic global brand platform. The BACARDI brand has seen its market share decline during the last 12 to 15 years. Therefore, our number one priority has been, and continues to be, to focus on the BACARDI brand. In the last three years, we have made great progress in doing just that through the implementation of a global platform for BACARDI rum showing the premiumization of the product based on the quality intrinsics of BACARDI and updated imagery. With that said, it will take time to turn the BACARDI brand around. While any advertising can be judged subjectively, the key point to remember is that there must be consistency of brand image as well as a unified and consistent approach to market research.

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The important strategic decision to centralize and develop the expanding role of BGB comes at a cost, but one that is required to meet our challenges. For example, in the last year, we moved our Weybridge office in the United Kingdom to London. This move was necessary in order to be able to attract the highest quality marketing talent to better build innovative advertising campaigns and programs to revitalize and improve the image of our brands and to strengthen our marketing function.

Acquisition of 42 Below Vodka and Minority Stake in Leblon Cachaca

The acquisition of 42 BELOW marked the beginning of a new approach towards New Product Development (NPD). Over the years the company has allocated countless financial and human resources in order to create successful new products as distinguished from line extensions. For example, the creator of GREY GOOSE vodka succeeded at the development of a new product. We have been successful at developing new product extensions such as BACARDI LIMON, BACARDI FLAVORS, and DEWAR'S 12. We have never been able to create a true new successful product as opposed to a line extension. Mind you, it is not easy. If you look back at the number of true new products successfully created by the spirits industry as a whole over the last forty years, there have been fewer than ten, and Bacardi now owns two of those breakthrough propositions, BOMBAY SAPPHIRE and GREY GOOSE. To put that number in perspective, in 2006 there were over 250 new vodkas introduced into the marketplace. This does not mean that we should give up, but it does mean that we should explore other ways to add exciting new brand propositions to our own portfolio rather than rely exclusively on the traditional NPD process.

42 BELOW and LEBLON are two examples of supplemental, yet very different, approaches to NPD. The underlying rationale behind 42 BELOW was twofold. First, the brand provided an opportunity to acquire a small, but growing vodka with some presence in the Asia-Pacific region that could drive regional growth. 42 BELOW is the number one vodka in New Zealand and has very good penetration in Australia. And second, the acquisition gave us a source of new product concepts. In addition to 42 BELOW, we also acquired the rights to three other spirits brands created by the founder of 42 BELOW. In fact, later this year we will be launching one of these brands in a product category where our internal new product development efforts and our execution of NPD efforts have largely not been successful. While we experienced year over year positive volume growth for 42 BELOW, we have been disappointed in not being able to meet our high expectations for the brand during this first full year of ownership. However, we remain cautiously optimistic that, over time, it will play a meaningful role in Asia as well as in the U.S. market.

A different approach to NPD is the acquisition of a minority stake in LEBLON cachaca. LEBLON is a very premium cachaca entry into the United States market. While cachaca is a major category in Brazil, it is in its infancy in the United States. Given the high degree of risk associated with investing in a brand from an undeveloped category, we adopted an incubator approach where we purchased a minority stake and left the brand with the entrepreneurial founders to continue with its development. If the brand reaches certain milestones, we would continue to increase our equity stake. We are pleased to report that while the brand and the category itself is still in its infancy, the Leblon company is showing early successes in its development.

We understand that we are taking an entrepreneurial risk with these investments, but we recognize the substantial accretion of shareholder value when we are able to buy the Grey Gooses of the world while they sell 50,000 to 100,000 cases rather than waiting until they reach over a 1,000,000 cases.

Other Corporate Initiatives

We have made a number of key architecture changes to support our strategy of building a portfolio of premium and super-premium brands, and of continued progression as a world-class organization.

Implementation of Sarbanes Oxley – In the area of corporate governance, we have been working towards improving the reporting of financial information, the implementation of a global code of conduct, and the expansion of corporate oversight in all areas of the business. This is important for the continued safeguarding of the Company's assets, including, importantly, our reputation for integrity and to reduce the risk of fraud.

To that end, in 2006 we successfully completed our Sarbanes-Oxley Compliance Project, which, as a private company, we were not required to do. The implementation of Sarbanes Oxley compliance had a cost of $7 million in the first year and has required ongoing additional expenditures each year. We believe yearly compliance is crucial in our self-disciplined evolution to think like, act like, and compete with, the best of World Class companies. The outcome of this initiative was a clean opinion from our external auditors, PricewaterhouseCoopers, without exception, in the first year of implementation.

Internal Audit Function -- In recognition that Bacardi Limited operates in many countries around the world, we commenced outsourcing our Internal Audit during fiscal 2006. We retained the services of Ernst & Young, one of the top four accounting firms globally, to perform our Internal Audit function, having complete access to all Company records and employees around the world. This was another important step for us in the process of improving corporate governance and reinforcing the underlying code of conduct to ensure that our Company operates in a professional manner.

These structural improvements enabled us to identify an internal control deficiency in Mexico during Fiscal 2008. In Mexico, key internal controls over trade terms and discounts were not being fully applied and were overridden as a result of not having the proper segregation of duties within the Mexican operation. Consequently, the Company made significant changes in Mexico to remedy this deficiency by establishing new internal control procedures, changing management personnel, and improving the segregation of duties over the sales and credit areas. In connection with our review of this matter and the changing of management personnel, we also reviewed our business strategy in Mexico and our customer relationships, which led to a reduction in our trade inventories during Fiscal 2008.

Although the implementation of these changes negatively impacted Fiscal 2008 results by $20 million, we believe that our Mexican company is in a much stronger position today. The Company has a clear policy requiring all markets to maintain the appropriate levels of inventory in the trade, and management is tasked with monitoring these levels continuously and moving in a serious and deliberate manner if company policies in this area are not followed properly. Annually, we review our inventory accounting policy with our external auditors as we prepare our financial statements for our Annual Report. We believe that our inventory accounting is appropriate and in accordance with generally acceptable accounting principles.

The simple fact that we had a deficiency in an important market underlines the importance of continuing our efforts of prioritizing internal control compliance by adhering to the principles of section 404 of Sarbanes Oxley and ensuring that the internal audit function continues to receive the full support of the Company.

Human Resources – We are building a necessary global Human Resources function which was virtually non-existent three years ago. For a company which has grown to over 6,500 employees and has strategically targeted worldwide expansion of our brands into new geographies, it is essential to provide the Human Resources support and expertise to enable us to attract, develop, and retain top talent globally.

We have kept the Human Resources team lean by having a limited number of expert professionals in corporate staff roles. Nonetheless, this team, in cooperation with line and staff executives in the field, has already achieved results important to employees and shareholders alike. We increased the depth of talent available to fill key positions around the world and, with a Succession Planning process initiated at key levels, now have a superior group of seasoned global executives in place with promising Bacardi talent now developing skills to provide back-up strength from within the Company in the years ahead. In fact, over the past year, more than two-thirds of all management appointments and promotions have been awarded to internal Bacardi people. Geographical expansion and ordinary course retirements make it imperative that we continue to invest more in developing our own people for advancement and succession.

Our organizational goal is to create a "One Bacardi" corporate culture. In order to do so we must build strong global leaders and require high potential talent to migrate across functions and geographies. We need this in order to drive the future success of our business.

As a global operating company, Bacardi requires Compensation & Benefits programs and policies developed within a consistent global framework to ensure we remain competitive externally. We must do so, however, with plans that are efficient, cost effective, and internally fair and equitable on a worldwide basis. Previously, pay and benefits were determined on a country to country basis. As a result, there were enormous variations which were costly to the company and inequitable to employees. One example is the Long Term incentive arrangements which were poorly understood by participants and delivered volatile payouts from year to year. A new, fully competitive plan has been adopted and communicated to our employees with rewards that are properly proportioned and capped at levels ensuring that shareholders and executives enjoy success and rewards in the right balance.

Bacardi's employees and brands are our biggest assets. Just as we have global brand strategies with local execution, the same holds true of our need for global employee strategies. Our major competitors are ahead of us in this dimension, and have made a substantial and consistent investment in developing people globally over many years. We have many successful employee relations, training and communications programs for Bacardi employees locally and we have made a good start on a global basis. But, we must sustain our global Human Resources initiatives to serve Bacardi's business and its people with the world class support, policies, and programs they deserve – as "One Bacardi".

Travel Retail – Another business area that has seen a major change is our approach to the Travel Retail sector. Today, Bacardi's Core Brands are under-represented in Travel Retail with only 5% share versus 10% globally. Global Travel Retail is an extremely important channel as a shop-window for the development of our premium and super-premium brands. This is true in all markets but especially true in emerging markets such as those in Asia-Pacific.

In order to take full advantage of this channel, we formed a stand-alone business unit for Travel Retail. Its goal is to develop into the leading global premium spirits company in its sector, with a particular focus on

BACARDI Superior and the flavors, DEWAR'S, especially the premium presentations such as DEWAR'S 12, BOMBAY SAPPHIRE and GREY GOOSE.

Budgeting & Forecasting – Our Company has extremely complex business processes, for which consolidated budgeting & forecasting proves to be a complicated and intense activity. Historically, this area was not given the special priority it requires. Over the last two years, however, we began to develop the necessary infrastructure to benefit from the implementation of our global information technology. We are still a long way away.

We are transitioning away from our historical approach of simply setting an annual budget to one where we set and strive to exceed stretch annual budgets while also meeting meaningful quarterly budgets. Equally important, we need to continue ensuring that the steps we take are well supported by our organization's culture. The transition towards adopting and fully appreciating leading edge business processes is difficult and requires that we continue to provide the proper validations and appropriate learning environment in order to reach our goal of having the best-in-class budgeting and forecasting process.

Investment in Scotch Whisky Business – When we acquired the DEWAR's brand in 1998, the purchase agreement allowed us to continue to use the Diageo blending and warehouse facilities until 2013. Diageo has notified us that they will no longer provide these services after the arrangement expires in 2013. As a result of the cancellation and our own projections for Scotch demand in the Asia-Pacific region, the company announced in July 2007 a strategic plan for our DEWAR'S Scotch whisky business which could lead to a $250 million investment over a 10 year period if strategic goals for the brand are achieved.

This plan entails the development of new infrastructure required to support higher inventories of maturing whisky and additional blending, bottling and packing capacities in Scotland. The goal is to position the Company to meet the growing demand for the premium portfolio of DEWAR'S Scotch whisky in Asia and other emerging markets. In Fiscal 2008 we spent $47 million in support of our plan to build a new warehouse and a blending centre on our current Westhorn site as well as for the acquisition of land to handle future growth. Given the magnitude of this potential long-term investment in Scotland, we review the budgeted plan annually prior to authorizing any additional investment. If, for any reason, demand for DEWAR'S Scotch whisky does not materialize in line with our projections for the Asia-Pacific region, we would dramatically reduce our level of new investment in Scotland.

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In Conclusion

Our Company is strong, our goals are clear, and our people are dedicated to taking care of our valuable brands.

Since 1862, Bacardi employees and shareholders have worked diligently to ensure the future prosperity of the Company. Many times over the course of the Company's history, this has meant new transformations. In 1862, Don Facundo Bacardí Massó took a risk by purchasing a distillery to produce rum that became the number one rum in Cuba. It was Don Facundo's children that led the regional expansion into North America. Later, a different generation further expanded to Europe followed by more descendants leading the way in the acquisition of brands that expanded the portfolio. All of these transformational periods were based on the same idea – growing and strengthening the company left by Don Facundo for the benefit of his descendants. Together these bold moves transformed Bacardi over its 146 year history from a single brand company to a diverse multi-brand, global company.

During the last three years we have taken the necessary steps for the further transformation of Bacardi Limited as we face together a very challenging spirits environment. The infrastructure is largely in place to drive superior business returns. We have a clear Corporate Strategy to set Bacardi favorably on its journey of being a world class company of premium and super-premium brands.

The board of directors and the senior management team are as passionate about the success of our Company and its strategic direction as the children of Don Facundo Bacardí were. We are not only working towards improving the competitive position of our Company for our current shareholders today, but we are also setting the stage for significant corporate growth for future generations. We recognize that the legacy of our forefathers is to improve what they left behind. On a personal level, I want each of you to know that I will do everything in my power to ensure that all of Don Facundo's descendants can always be proud of the company he founded in 1862 for many, many years to come.

Sincerely,

Facundo L. Bacardi
Chairman of the Board

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